Exhibit 99.4

                                               NOTICE OF ANNUAL AND SPECIAL MEETING OF COMMON SHAREHOLDERSTO BE HELD ON JUNE 6, 2019 AND MANAGEMENT INFORMATION CIRCULAR

                           ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS  WHENThursday, June 6, 2019 4:00 p.m. (Eastern Time)  WHEREAlgonquin Power & Utilities Corp.354 Davis Road, Suite 100 Oakville, Ontario, Canada  2  Management Information Circular | Algonquin Power & Utilities Corp.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

BUSINESS OF THE ANNUAL AND SPECIAL MEETING OF COMMON SHAREHOLDERS

AT THE MEETING, SHAREHOLDERS OF ALGONQUIN POWER & UTILITIES CORP. (THE "CORPORATION") WILL BE ASKED TO:

1. Receive the financial statements of the Corporation as at and for the year ended December 31, 2018, and the report of the auditors on the statements;

2. Re-appoint Ernst & Young LLP as the auditors of the Corporation;

3. Elect directors for the ensuing year;

4. Consider and, if thought fit, pass a resolution (the full text of which is set out in Schedule "A" to the accompanying management information circular (the "Circular")) approving the unallocated options under the Corporation's stock option plan;

5. Consider and, if thought fit, pass an advisory resolution (the full text of which is set out in Schedule "C" to the accompanying Circular) approving the Corporation's approach to executive compensation, as further described in the Circular;

6. Consider and, if thought fit, pass a resolution (the full text of which is set out in Schedule "D" to the accompanying Circular) approving the continuation, amendment and restatement of the Corporation's shareholder rights plan;

7. Consider and, if thought fit, pass a resolution (the full text of which is set out in Schedule "G" to the accompanying Circular) confirming and approving the Corporation's by-law setting out advance notice requirements for the nomination of directors; and

8. Consider any other business that may be properly brought before the Annual and Special Meeting of common shareholders or any adjournment thereof.

By order of the Board of Directors,

K Moore

Kenneth Moore,
Chair of the Board of Directors

April 26, 2019

IF YOU ARE UNABLE TO ATTEND THE MEETING IN PERSON...

...your voting instructions must be received before the date indicated on your voting instruction form, or if voting by proxy, by no later than 4:00 p.m. (Eastern Time) on Tuesday, June 4, 2019, or not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time any adjourned meeting is reconvened or any postponed meeting is convened.

You may vote by proxy using one of the following methods:

By email to proxyvote@astfinancial.com

By internet at www.astvotemyproxy.com

By touch-tone telephone at 1-888-489-5760

By facsimile to 416-368-2502 or 1-866-781-3111

By mail to AST Trust Company (Canada), P.O. Box 721, Agincourt, Ontario, M1S 0A1

ALGONQUIN POWER & UTILITIES CORP. 3

TABLE OF CONTENTS

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS 3

LETTER TO SHAREHOLDERS 5

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS AND FORWARD LOOKING-INFORMATION 6

CAUTION CONCERNING NON-GAAP FINANCIAL MEASURES 7

SOLICITATION OF PROXIES 8

VOTING INFORMATION 9

- You are Asked to Vote on the Following Matters 10
- Voting Instructions 10
- If You are Unable to Attend 12

MATTERS TO BE ACTED UPON AT THE MEETING 13

- 1. Receipt of Financial Statements 14
- 2. Appointment of Auditor 14
- 3. Election of Directors 14
- 4. Approval of Unallocated Options under Algonquin's Stock Option Plan 14
- 5. Advisory Vote on Executive Compensation 15
- 6. Continuation, Amendment and Restatement of the Shareholder Rights Plan 16
- 7. Confirmation and Approval of the Advance Notice By-law 18

DIRECTOR NOMINEES 19

CORPORATE GOVERNANCE PRACTICES 28

NON-EXECUTIVE DIRECTOR COMPENSATION 41

EXECUTIVE COMPENSATION 46

- Letter to Shareholders from the Human Resources and Compensation Committee 47
- Compensation Discussion & Analysis 51
- Shareholder Proposals 84
- Additional Information 84

SCHEDULES AND APPENDICES 85

- SCHEDULE "A": Approval of Unallocated Options under the Stock Option Plan Resolution 86
- SCHEDULE "B": Stock Option Plan 87
- SCHEDULE "C": Advisory Vote on Approach to Executive Compensation of Algonquin Power & Utilities Corp. 101
- SCHEDULE "D": Continuation, Amendment and Restatement of Shareholder Rights Plan Resolution 102
- SCHEDULE "E": Purpose and Key Features of the Shareholder Rights Plan 103
- SCHEDULE "F": Shareholder Rights Plan 105
- SCHEDULE "G": Approval of Advance Notice By-law Resolution 152
- SCHEDULE "H": Advance Notice By-law 153
- SCHEDULE "I": Algonquin Power & Utilities Corp. Mandate of the Board of Directors 156

4 Management Information Circular | Algonquin Power & Utilities Corp.

         LETTER TO SHAREHOLDERS  April 26, 2019Dear Fellow Shareholder,We are pleased to invite you to attend the Annual and Special Meeting of common shareholders (“Shareholders”) on Thursday, June 6, 2019 (the “Meeting”). The Meeting will be held at the head office of Algonquin Power & Utilities Corp. (the “Corporation” or “Algonquin”), located at 354 Davis Road, Suite 100, Oakville, Ontario, L6J 2X1, at 4:00 p.m. (Eastern Time).The board of directors (“Board of Directors’” or “Board”) and management of the Corporation are looking forward to meeting with you to discuss Algonquin’sachievements in 2018 and sharing some of our plans for the future of Algonquin. The Meeting will provide an opportunity to ask questions and meet with management, members of the Board and fellow Shareholders.At the Meeting, Shareholders will be voting on a number of matters. Please take the time to read this Management Information Circular (“Circular”). It contains important information about the business to be conducted at the Meeting, the nominees for election to the Board, the Board’s corporate governance practices and our approach to executive compensation.Information concerning Algonquin’s consolidated financial and operational performance for the financial year ended December 31, 2018 is presented in the 2018 annual report. Further information is available on Algonquin’s website at www.algonquinpower.com and on SEDAR at www.sedar.com.The Board of Directors and management team thank you for your continued support, and we look forward to seeing you at the meeting. Please remember to exercise your vote, either in person at the meeting or by completing and sending in your proxy or voting instruction form prior to the Meeting.Yours Sincerely,  Kenneth MooreChair of the Board of Directors  Ian RobertsonChief Executive Officer  ALGONQUIN POWER & UTILITIES CORP.  5

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS AND FORWARD-LOOKING INFORMATION

This Circular may contain statements that constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation (collectively, "forward-looking information"). The words "anticipates", "believes", "budget", "could", "estimates", "expects", "forecasts", "intends", "may", "might", "plans", "projects", "schedule", "should", "will", "would" and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words. Specific forward-looking information in this Circular includes but is not limited to expected performance of the Corporation and its future plans. All forward-looking information is given pursuant to the "safe harbour" provisions of applicable securities legislation.

The forecasts and projections that make up the forward-looking information contained herein are based on certain factors or assumptions which include, but are not limited to: the receipt of applicable regulatory approvals and requested rate decisions; the absence of material adverse regulatory decisions being received and the expectation of regulatory stability; the absence of any material equipment breakdown or failure; availability of financing on commercially reasonable terms and the stability of credit ratings of the Corporation and its subsidiaries; the absence of unexpected material liabilities or uninsured losses; the continued availability of commodity supplies and stability of commodity prices; the absence of sustained interest rate increases or significant currency exchange rate fluctuations; the absence of significant operational disruptions or liability due to natural disasters or catastrophic events; the continued ability to maintain systems and facilities to ensure their continued performance; the absence of a severe and prolonged downturn in general economic, credit, social and market conditions; the successful and timely development and construction of new projects; the absence of material capital project or financing cost overruns; sufficient liquidity and capital resources; the continuation of observed weather patterns and trends; the absence of significant counterparty defaults; the continued competitiveness of electricity pricing when compared with alternative sources of energy; the realization of the anticipated benefits of the Corporation's acquisitions and joint ventures; the absence of a material change in political conditions or public policies and directions by governments materially negatively affecting the Corporation; the ability to obtain and maintain licenses and permits; the absence of a material decrease in market energy prices; the absence of material disputes with taxation authorities or changes to applicable tax laws; continued maintenance of information technology infrastructure and the absence of a material breach of cyber security; favourable relations with external stakeholders; and favourable labour relations.

"The forward-looking information contained herein is subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical results or results anticipated by the forward-looking information."

The forward-looking information contained herein is subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical results or results anticipated by the forward-looking information. Factors which could cause results or events to differ materially from current expectations include, but are not limited to: changes in general economic, credit, social and market conditions; changes in customer energy usage patterns and energy demand; global climate change; the incurrence of environmental liabilities; natural disasters and other catastrophic events; the failure of information technology infrastructure and cybersecurity; the loss of key personnel and/or labour disruptions; seasonal fluctuations and variability in weather conditions and natural resource availability; reductions in demand for electricity, gas and water due to developments in technology; reliance on transmission systems owned and operated by third parties; issues arising with respect to land use rights and access to the Corporation's facilities; critical equipment breakdown or failure; terrorist attacks; fluctuations in commodity prices; capital expenditures; reliance on subsidiaries; the incurrence of an uninsured loss; a credit rating downgrade; an increase in financing costs or limits on access to credit and capital markets; sustained increases in interest rates; currency exchange rate fluctuations; restricted financial flexibility due to covenants in existing credit agreements; an inability to refinance maturing debt on commercially reasonable terms; disputes with taxation authorities or changes to applicable tax laws; requirement for greater than expected contributions to post-employment benefit plans; default by a counterparty; inaccurate assumptions, judgments and/or estimates with respect to asset retirement obligations; failure to maintain required regulatory authorizations; changes to health and safety laws, regulations or permit requirements; failure to comply with and/or changes to environmental laws, regulations and other standards; compliance with new foreign laws or regulations; failure to identify attractive acquisition or development candidates necessary to pursue the Corporation's growth strategy; delays and cost overruns in the design and construction of projects; loss of key customers; failure to realize the anticipated benefits of acquisitions or

6 Management Information Circular | Algonquin Power & Utilities Corp.

joint ventures; Atlantica Yield plc or the Corporation's joint venture with Abengoa S.A. acting in a manner contrary to the Corporation's best interests; facilities being condemned or otherwise taken by governmental entities; increased external stakeholder activism adverse to the Corporation's interests; and fluctuations in the price and liquidity of the Corporation's common shares. Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Some of these and other factors are discussed in more detail under the heading "Enterprise Risk Factors" in the Corporation's most recent management's discussion & analysis and in the Corporation's most recent annual information form.

Forward-looking information contained herein is made as of the date of this Circular and based on the plans, beliefs, estimates, projections, expectations, opinions and assumptions of management on the date hereof. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking information. Accordingly, readers should not place undue reliance on forward-looking information. While subsequent events and developments may cause the Corporation's views to change, the Corporation disclaims any obligation to update any forward-looking information or to explain any material difference between subsequent actual events and such forward-looking information, except to the extent required by applicable law. All forward-looking information contained herein is qualified by these cautionary statements.

CAUTION CONCERNING NON-GAAP FINANCIAL MEASURES

The Corporation's financial statements, including the audited consolidated financial statements for its fiscal year ended December 31, 2018, which will be presented at the Meeting, are prepared in accordance with United States ("U.S.") generally accepted accounting principles ("U.S. GAAP"). Certain financial terms used in this Circular – including "adjusted net earnings" ("Adjusted Net Earnings") and "adjusted earnings before interest, taxes, depreciation, and amortization" ("Adjusted EBITDA") – are not recognized measures under U.S. GAAP ("non-GAAP measures") and there is no standardized measure for such terms. Consequently, Algonquin's method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies.

One of the objectives in the Corporate Scorecard is based on Adjusted EBITDA which is a non-GAAP metric used by many investors to compare companies on the basis of the ability to generate cash from operations. The Corporation uses Adjusted EBITDA as one of the metrics to assess operating performance without the effects of depreciation and amortization expense, income tax expense or recoveries, acquisition costs, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, earnings attributable to non-controlling interests and gain or loss on foreign exchange. The Corporation believes that this non-GAAP Adjusted EBITDA measure provides an understanding of the Corporation's operating performance.

Please refer to the Corporation's most recent management's discussion & analysis filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov for further information regarding these non-GAAP measures, including reconciliations to the most directly comparable U.S. GAAP financial measures.

ALGONQUIN POWER & UTILITIES CORP. 7

ALGONQUIN POWER & UTILITIES CORP.
MANAGEMENT INFORMATION CIRCULAR – PROXY STATEMENT

FOR THE ANNUAL AND SPECIAL MEETING OF COMMON SHAREHOLDERS
TO BE HELD ON THURSDAY, JUNE 6, 2019

SOLICITATION OF PROXIES

We are sending you this Management Information Circular / Proxy Statement (the "Circular") to solicit proxies by and on behalf of management of Algonquin Power & Utilities Corp. ("Algonquin") for use at our Annual and Special Meeting of Common Shareholders (the "Meeting") on June 6, 2019, or any adjournment(s) or postponement(s) thereof. You are entitled to receive notice of and vote at the Meeting if you were a Shareholder of record as of the close of business on April 22, 2019. We encourage you to review this Circular and to exercise your right to vote.

Enclosed with this Circular is a proxy or voting instruction form. The solicitation will be made primarily by mail, but proxies may also be solicited personally, in writing or by telephone by employees of Algonquin, the board of directors ("Board of Directors" or "Directors" or "Board") of Algonquin or by Algonquin's transfer agent, AST Trust Company (Canada), at a nominal cost. The costs of solicitation will be borne by Algonquin.

"Algonquin", the "Corporation", "APUC", "we" and "our" means Algonquin Power & Utilities Corp. unless otherwise indicated. "Common Shareholder", "Shareholder", "you" and "your" means a holder of common shares ("Common Shares") of Algonquin.

In this Circular, unless otherwise indicated, all references to "$" are to Canadian dollars and all references to "US$" are to U.S. dollars. The information in this Circular is presented as of April 22, 2019, unless otherwise stated.

Approval of this Circular
The Board of Directors has approved the content and delivery of this Circular.



Kenneth Moore
Chair of the Board of Directors
Algonquin Power & Utilities Corp.

April 26, 2019

IT IS IMPORTANT TO VOTE YOUR SHARES.

Please submit your vote before the date indicated on your voting instruction form, or, if voting by proxy, by no later than 4:00 p.m. (Eastern Time) on Tuesday, June 4, 2019, or not less than 48 hours (excluding Saturday, Sundays, and holidays) before the time any adjourned meeting is reconvened or any postponed meeting is convened.

8 Management Information Circular | Algonquin Power & Utilities Corp.

     VOTING INFORMATION  ALGONQUIN POWER & UTILITIES CORP.  9

YOU ARE ASKED TO VOTE ON THE FOLLOWING MATTERS:



The re-appointment of Ernst & Young LLP as the auditor;



The election of Directors for the ensuing year;



A resolution approving the unallocated Options under the Corporation's Stock Option Plan;



An advisory resolution to approve the approach to executive compensation disclosed in this Circular;



A resolution approving the continuation, amendment and restatement of the Corporation's shareholder rights plan; and



A resolution confirming and approving the Corporation's advance notice by-law.

Unless as otherwise specified, a simple majority of the votes cast by proxy or in person will constitute approval of matters voted on at the Meeting.

On April 22, 2019, the record date established for notice of the Meeting, there were 492,915,953 outstanding Common Shares eligible to vote. Each outstanding Common Share is entitled to one vote. All Shareholders as of the record date are entitled to vote at the Meeting, or any adjournment or postponement thereof, either in person or by proxy as described in this Circular.

To the knowledge of the Directors and officers of the Corporation, as of the date of this Circular, no person or company beneficially owned, directly or indirectly, or controlled or directed 10% or more of the Common Shares.

VOTING INSTRUCTIONS

You can vote your Common Shares by proxy or in person at the Meeting. Please follow the instructions below based on whether you are a registered or non-registered Shareholder.

DELIVERY OF MEETING MATERIALS

Notice-and-Access

As permitted by the Canadian Securities Administrators and pursuant to an exemption from the management proxy solicitation requirement received by the Corporation from the Director appointed under the Canada Business Corporations Act, the Corporation is using "notice-and-access" to deliver proxy-related materials (such as this Circular and the Corporation's 2018 annual report, containing the Corporation's audited consolidated financial statements and the auditors' report thereon and management's discussion and analysis for the year ended December 31, 2018 (the "Annual Report" and, together with this Circular, the "Meeting Materials")) to both registered and non-registered Shareholders. Rather than receiving a paper copy of the Meeting Materials in the mail, Shareholders of record as of April 22, 2019, the record date for the Meeting, have access to them online. Shareholders will receive a notice package (the "Notice Package") containing information about the matters to be addressed at the Meeting and the notice-and-access process, a form of proxy (if you are a registered Shareholder) or a voting instruction form (if you are a non-registered Shareholder), and instructions on how to vote Common Shares. Where a Shareholder has previously consented to electronic delivery, the Notice Package will be sent to the Shareholder electronically. The Notice Package will be mailed to all Shareholders from whom consent to electronic delivery has not been obtained. Shareholders are reminded to review this Circular prior to voting.

The Corporation anticipates that notice-and-access will directly benefit the Corporation through a substantial reduction in both postage and printing costs and will also promote environmental responsibility by decreasing the large volume of paper documents generated by printing proxy-related materials. Shareholders with questions regarding notice-and-access can call AST Trust Company (Canada), the Corporation's transfer agent, toll-free at 1-800-387-0825.

Accessing the Meeting Materials Electronically

Electronic copies of the Meeting Materials are available online at www.meetingdocuments.com/astca/AQN, on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com or on the Electronic Document Gathering and Retrieval System ("EDGAR") of the Securities and Exchange Commission ("SEC") at www.sec.gov. All references to websites are for your information only. The information contained or linked through any website is not part of, and is not incorporated by reference into, this Circular.

How to Request Paper Copies of the Meeting Materials

Shareholders may obtain paper copies of the Meeting Materials free of charge by following the instructions

10 Management Information Circular | Algonquin Power & Utilities Corp.

provided in the Notice Package. Shareholders may request paper copies of the Meeting Materials for up to one year from the date that this Circular was filed on SEDAR. In order to receive paper copies of the Meeting Materials in advance of the deadline for submission of voting instructions and the date of the Meeting, your request must be received by the Corporation's transfer agent, AST Trust Company (Canada) by May 17, 2019. Please note that if you request a paper copy of the Meeting Materials, you will not receive a new form of proxy or voting instruction form, and therefore you should retain the forms included in the Notice Package in order to vote.

NON-REGISTERED SHAREHOLDERS

You are a non-registered Shareholder ("Non-Registered Holder") if you hold Common Shares through an intermediary such as a securities broker, trustee, financial institution, or depository.

Non-Registered Holders should carefully follow the instructions of their intermediaries and their intermediaries' service companies regarding the voting process.

The Corporation has distributed copies of the materials related to the Meeting to intermediaries for further distribution to Non-Registered Holders. Intermediaries are required to forward the materials related to the Meeting to Non-Registered Holders and seek voting instructions from them unless a Non-Registered Holder has waived the right to receive the materials related to the Meeting. Intermediaries often use service companies to forward the materials related to the Meeting to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive the materials related to the Meeting will:

a) be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the instructions on the form (which may, in some cases, permit the completion of the voting instruction form by internet, telephone, or fax); or
b) less typically, be given a proxy which has already been signed by the intermediary, restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder, but which has not otherwise been completed. The Non-Registered Holder who wishes to submit the proxy should properly complete and deposit it with the Corporation or AST Trust Company (Canada), as described in the notice of meeting. This proxy need not be signed by the Non-Registered Holder.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares which they beneficially own.

VOTING IN PERSON AT THE MEETING

We do not have unrestricted access to the names of our Non-Registered Holders. If you attend the Meeting, we may have no record of your shareholdings or entitlement to vote, unless your intermediary has appointed you as proxyholder.

Should a Non-Registered Holder who receives a proxy signed by the intermediary wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should:

- Strike out the names of the persons named in the proxy and insert the name of the Non-Registered Holder (or such other person) in the blank space provided;
- Leave the voting instructions section blank because you will be voting at the Meeting; and
- When you arrive at the Meeting, present yourself to a representative at the registration table.

A Non-Registered Holder who receives a voting instruction form should follow the instructions for voting in person that are provided on the voting instruction form.

CHANGING YOUR VOTE

If you have already sent your completed voting instruction form to your intermediary and you change your mind about your voting instructions, or want to vote in person at the Meeting, contact your intermediary to find out whether this is possible and what procedure to follow.

REGISTERED SHAREHOLDERS

You are a registered Shareholder if you have a share certificate for Common Shares and they are registered in your name or if you hold Common Shares through direct registration. You will find a form of proxy included in the Notice Package.

Voting by Proxy

Voting by proxy means you are giving the person or persons named in your form of proxy the authority to attend the Meeting, or any adjournment, and vote your Common Shares for you. Please mark your vote, sign, date, and follow the return instructions provided in the enclosed form of proxy. By doing this, you are giving the Directors or officers of Algonquin who are named in the form of proxy the authority to vote your Common Shares at the Meeting, or any adjournment or postponement thereof.

You can choose another person or company to be your proxyholder, including someone who is not a Shareholder. You can do so by inserting the name of the person or company in the blank space provided on the form of proxy. If you appoint someone else, he or she must be present at the Meeting to vote your Common Shares.

Voting at the Meeting

- You do not need to complete or return your form of proxy if you plan to vote at the Meeting.
- Simply attend the Meeting and present yourself to a representative at the registration table.

Changing your Vote

A registered Shareholder who has submitted a proxy may revoke the proxy by delivering a signed instrument in writing, including another proxy bearing a later date, executed by the registered Shareholder or his or her attorney authorized in writing or, if the registered Shareholder is a corporation, by an officer or attorney thereof duly authorized, by depositing such instrument with AST Trust Company (Canada) before the deadline for filing proxies, or in any other manner permitted by law. The revocation of a proxy does not, however, affect any matter on which a vote has been taken prior to the revocation.

ALGONQUIN POWER & UTILITIES CORP. 11

How your Proxy will be Voted

On the form of proxy, you can indicate how you want your proxyholder to vote your Common Shares, or you can let your proxyholder decide for you. If you have specified on the form of proxy how you want your Common Shares to be voted on a particular item then your proxyholder must follow your instructions. If you have not specified on the form of proxy how you want your Common Shares to be voted on a particular item, then your proxyholder can vote your Common Shares as he or she sees fit.

PROCESSING THE VOTES

Proxies are counted by our transfer agent, AST Trust Company (Canada). AST Trust Company (Canada) protects the confidentiality of individual Shareholder votes, except if:

- the Shareholder clearly intends to communicate his or her individual position to the Board or management; or
- disclosure is necessary to comply with legal requirements.

VOTING RESULTS

Following the Meeting, a report on the voting results will be available on the Investor Centre section of our website at www.algonquinpower.com and will be filed with securities regulators on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

IF YOU ARE UNABLE TO ATTEND THE MEETING IN PERSON...

...your voting instructions must be received before the date indicated on your voting instruction form, or if voting by proxy, by no later than 4:00 p.m. (Eastern Time) on Tuesday, June 4, 2019, or not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time any adjourned meeting is reconvened or any postponed meeting is convened.

You may vote by proxy using one of the following methods:

By email to proxyvote@astfinancial.com

By facsimile to 416-368-2502 or 1-866-781-3111

By internet at www.astvotemyproxy.com

By touch-tone telephone at 1-888-489-5760

By mail to AST Trust Company (Canada), P.O. Box 721, Agincourt, Ontario, M1S 0A1

12 Management Information Circular | Algonquin Power & Utilities Corp.

     MATTERS TOBE ACTED UPON AT THE MEETING  ALGONQUIN POWER & UTILITIES CORP.  13

1. RECEIPT OF FINANCIAL STATEMENTS

The audited consolidated financial statements of the Corporation for its fiscal year ended December 31, 2018 are included in the Annual Report. The Annual Report is available in electronic format on Algonquin's website at www.algonquinpower.com, on SEDAR at www.sedar.com and at www.meetingdocuments.com/astca/AQN, and will also be presented at the Meeting.

2. APPOINTMENT OF AUDITOR

The audit committee of the Board of Directors ("Audit Committee") has reviewed the performance of Ernst & Young LLP, including its independence relating to the audit, and recommends the re-appointment of Ernst & Young LLP as the independent external auditors of the Corporation. Ernst & Young LLP have been the auditors of the Corporation since 2013.

The aggregate fees billed by Ernst & Young LLP during the last two fiscal years ended December 31, 2017 and December 31, 2018 were as follows:

Services	2018 Fees	2017 Fees
Audit Fees(1)	$4,245,342	$3,947,930
Audit-Related Fees(2)	$85,500	$100,235
Tax Fees(3)	$494,448	$252,535
Other Fees	Nil	Nil
Total	$4,825,290	$4,300,700

(1) For professional services rendered for audit or review or services in connection with statutory or regulatory filings or engagements.

(2) For assurance and related services that are reasonably related to the performance of the audit or review of APUC's financial statements and not reported under Audit Fees, including audit procedures related to regulatory commission filings.

(3) For tax advisory, compliance and planning services.

In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote FOR the appointment of Ernst & Young LLP as the auditors of the Corporation to hold office until the end of the next annual meeting of Shareholders or until a successor is appointed.

3. ELECTION OF DIRECTORS

The Corporation's Articles of Incorporation ("Articles") provide that the Board is to consist of a minimum of three (3) and a maximum of twenty (20) Directors. The number of Directors to be elected at the Meeting is nine (9). The nine (9) individuals nominated for election as Directors are listed in the "Director Nominees" section beginning on page 19 of this Circular. Under the Corporation's by-laws, Directors are elected annually. Each Director elected at the Meeting will hold office until the end of the next annual meeting or until his or her successor is duly elected or appointed.

Management does not contemplate that any of the nominees will be unable to serve as a Director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.

In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote FOR the appointment as Directors of the proposed nominees whose names are set out in the "Director Nominees" section of this Circular.

4. APPROVAL OF UNALLOCATED OPTIONS UNDER ALGONQUIN'S STOCK OPTION PLAN

At the Meeting, Shareholders will be asked to consider and, if thought advisable, pass a resolution (the "Stock Option Plan Resolution"), in the form attached as Schedule "A" to this Circular, approving the unallocated stock options ("Options") under the Corporation's Stock Option Plan, as adopted in 2010 and amended and restated in 2011, 2016 and 2019 (the "Stock Option Plan"). The current Stock Option Plan, showing the changes made in 2019 in track changes, is attached as Schedule "B".

The Stock Option Plan is described in this Circular under the heading "Executive Compensation – *Compensation Discussion & Analysis* – The Stock Option Plan". The complete text of the amended and restated Stock Option Plan is available on SEDAR at www.sedar.com and on the Corporation's website.

14 Management Information Circular | Algonquin Power & Utilities Corp.

Unallocated Options

Pursuant to the rules and policies of the Toronto Stock Exchange ("TSX"), all unallocated Options, rights or other entitlements under a securities-based compensation arrangement (which includes the Stock Option Plan) which does not have a fixed maximum aggregate of securities issuable from treasury by the issuer under such an arrangement must be approved by a majority of the issuer's directors and by the issuer's security holders every three years. The Stock Option Plan requires such approvals as it is a "rolling plan", meaning that, instead of a fixed maximum, the number of Common Shares issuable under the Stock Option Plan is limited by reference to a percentage of the Common Shares outstanding from time to time. Specifically, the maximum aggregate number of Common Shares reserved for issuance upon the exercise of all Options granted under the Stock Option Plan, together with the Common Shares issuable pursuant to grants under all other securities-based compensation arrangements of the Corporation, may not exceed 8% of the issued and outstanding Common Shares at the time of an Option grant. As a result, should the Corporation issue additional Common Shares in the future, the number of Common Shares issuable under the Stock Option Plan will increase accordingly.

Unallocated Options under the Stock Option Plan were last approved at the Corporation's 2016 annual meeting of Shareholders held on June 9, 2016 and, as a result, the three-year term of effectiveness prescribed by the TSX in respect of that approval will expire on June 9, 2019. The Corporation is therefore seeking Shareholder approval of the unallocated Options under the Stock Option Plan at the Meeting.

The number of unallocated Options under the Stock Option Plan at any given time is calculated by subtracting (i) the number Common Shares issuable pursuant to Options under the Stock Option Plan and pursuant to grants under all other securities-based compensation arrangements of the Corporation from (ii) the number calculated as 8% of the issued and outstanding Common Shares.

As of April 22, 2019, the Corporation had 492,915,953 Common Shares outstanding, 4,810,063 Common Shares issuable under existing Option grants (equal to approximately 0.98% of the outstanding Common Shares of the Corporation), and a maximum number of 8,161,960 Common Shares issuable from treasury under grants under all other securities-based compensation arrangements (equal to approximately 1.66% of the outstanding Common Shares of the Corporation). Accordingly, as of April 22, 2019, there were unallocated Options to purchase 24,623,213 Common Shares under the Stock Option Plan (equal to approximately 5.0% of the outstanding Common Shares of the Corporation).

Required Approval

The text of the Stock Option Plan Resolution to approve the unallocated Options under the Stock Option Plan is set out in Schedule "A" to this Circular.

If the Stock Option Plan Resolution is passed at the Meeting, the Corporation will next be required to seek similar approval from the Shareholders no later than June 6, 2022.

If the Shareholders do not approve the Stock Option Plan Resolution, as of June 9, 2019:

- the Corporation will not be permitted to grant further Options under the Stock Option Plan until such time as the required Shareholder approval is obtained in the future; and
- all Options that have already been allocated and granted under the Stock Option Plan that have not yet been exercised will continue unaffected in accordance with their current terms; provided that, where such an Option is cancelled or terminated, it will not be available for re-grant under the Stock Option Plan until such time as the required Shareholder approval may be obtained in the future.

In order to be effective, the Stock Option Plan Resolution must be approved by a simple majority of 50% plus one vote of the votes cast by Shareholders, whether in person or by proxy, in respect of the Stock Option Plan Resolution at the Meeting.

The Board has concluded that the Stock Option Plan is in the best interest of the Corporation and its Shareholders, and unanimously recommends that the Shareholders approve the unallocated Options under the Stock Option Plan by voting FOR the Stock Option Plan Resolution at the Meeting.

In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote FOR the Stock Option Plan Resolution.

5. ADVISORY VOTE ON EXECUTIVE COMPENSATION

In 2012, the Board adopted a policy to provide Shareholders with an annual advisory vote, based on the Model 'Say on Pay' Policy for boards of directors published by the Canadian Coalition for Good Governance.

The Board believes that Shareholders should have the opportunity to fully understand the objectives, philosophy, and principles the Board has used in its approach to executive compensation decisions and to have an advisory vote on the Board's approach to executive compensation.

Shareholders should review the *"Letter to Shareholders from the Human Resources and Compensation Committee"* beginning on page 47, the *"Corporate Governance Practices"* section beginning on page 28, and the *"Compensation Governance"* section beginning on page 40 of this Circular before voting on this matter. The *"Compensation Discussion & Analysis"* section beginning on page 51 discusses the Corporation's compensation philosophy and approach to executive compensation, what our named executive officers ("Named Executive Officers" or "NEOs", as defined under

ALGONQUIN POWER & UTILITIES CORP. 15

               the heading Compensation Discussion & Analysis – Named Executive Officer Compensation) are paid and how their level of compensation is determined. This disclosure has been approved by the Board of Directors on the recommendation of the Human Resources and Compensation Committee of the Board.  We encourage any Shareholder who has comments on the Corporation’s approach to executive compensation to forward these comments to the chair of the Human Resources and Compensation Committee of the Board at Algonquin Power & Utilities Corp., 354 Davis Road, Suite 100, Oakville, Ontario, Canada L6J 2X1, Attention: Corporate Secretary.  At the Meeting, Shareholders will have the opportunity to vote on the Corporation’s approach to executive compensation through consideration of the advisory resolution set out in Schedule “C” of this Circular.  As this is an advisory vote, the results will not be binding upon the Board. However, the Board will take into account the results of the vote, together with feedback received from Shareholders in the course of Shareholder engagement activities, in considering its approach to executive compensation in the future.  In the absence of contrary instruction, the persons designated in the form of proxy intend to vote FOR the advisory resolution on executive compensation.  6. CONTINUATION, AMENDMENT AND RESTATEMENT OF THE SHAREHOLDER RIGHTS PLANThe Corporation adopted a shareholder rights plan (the “Rights Plan”) effective June 9, 2010. Since its initial adoption, the Rights Plan has been reconfirmed and approved in amended and restated form at annual meetings of Shareholders held on April 23, 2013 and June 9, 2016.  At the Meeting, Shareholders will be asked to consider and, if thought advisable, pass a resolution (the “Rights Plan Resolution”), in the form attached as Schedule “D” to this Circular, approving the continuation, amendment andrestatement of the Rights Plan. If the Rights Plan Resolution is not passed, the Rights Plan will terminate at the termination of the Meeting.  The Rights Plan must be approved by Shareholders at every third annual meeting of Shareholders. Accordingly, the Rights Plan, including the amendments described below, will be presented at the Meeting for reconfirmation and approval as it was last approved by Shareholders in 2016. If not approved, the RightsPlan will expire and cease to have effect at the termination of the Meeting. If it is approved at the Meeting, the Rights Plan will be effective and will next require reconfirmation by Shareholders at the 2022 annual meeting of Shareholders.  Purpose of the Rights PlanA rights plan is a common mechanism used by issuers to discourage the making of certain take-over bids (e.g., those structured in such a way as to be coercive or discriminatory in effect) by creating the potential for significant dilution to any offeror who becomes the beneficial owner of 20% or more of the outstanding shares of the issuer. The Rights Plan creates this potential through the issuance to all Shareholders of contingent rights to acquire additional Common Shares ata significant discount to the then-prevailing market prices, which could, in certain circumstances, become exercisable by all Shareholders other than the offeror and its joint actors.An offeror can avoid this dilution by making a “Permitted Bid” (as defined in the Rights Plan), negotiating with the Boardto have the Rights Plan waived, or by applying to a securities commission to “cease trade” the rights issued under the Rights Plan if the Corporation cannot develop an auction. Any of these approaches will give the Board more control over any sale process and increase the likelihood of a better offer to the Corporation’s Shareholders in the context of a take-over bid for the Corporation.  Effective May 9, 2016, the Canadian Securities Administrators implemented certain amendments to Canadian securities laws relating to take-over bid rules in Canada (the “TOB Regime”) to require, among other things (i) that a take-over bid remain open for deposits of securities for a minimum of 105 days,(ii) that all non-exempt take-over bids meet a minimum tender requirement of more than 50% of the outstanding securities of the class that are subject to the bid, and (iii) aten-day extension of the bid period after the minimum tender requirement is met. Regarding the minimum bid period, a target issuer has the ability to voluntarily reduce the period to not less than 35 days. Additionally, the minimum period may be reduced due to the existence of certain competing take- over bids or alternative change in control transactions.  Notwithstanding the 2016 amendments to the TOB Regime, there continues to be a role for rights plans in protecting issuers and preventing the unequal treatment of shareholders. Some remaining areas of concern include:  protecting against “creeping bids” (the accumulation of more than 20% of the Common Shares through purchases exempt from the TOB Regime, such as (i) purchases from a small group of Shareholders under private agreements at a premium to the market price not available to all Shareholders, (ii) acquiring control through the slow accumulation of Common Shares not available to all Shareholders, (iii) acquiring controlthrough the slow accumulation of Common Shares over a stock exchange without paying a control premium, or(iv) through other transactions outside of Canada not subject to the TOB Regime), and requiring the bid to be made to all Shareholders; and  the use of so-called “hard” lock-up agreements by bidders whereby existing Shareholders commit to tender their Common Shares to a bidder’s take-over bid in lock-up agreements that are either irrevocable or revocablebut subject to preclusive termination conditions. Such  16  Management Information Circular | Algonquin Power & Utilities Corp.

 agreements could have the effect of deterring other potential bidders from bringing forward competing bids, particularly where the number of locked-up Common Shares would make it difficult or unlikely for a competing bidder’s bid to achieve the 50% minimum tender requirement imposed by the TOB Regime.  By applying to all acquisitions of greater than 20% of Common Shares, except in limited circumstances including “Permitted Bids”, the Rights Plan is designed to ensure that all Shareholders receive equal treatment. In addition, the Rights Plan is designed to prevent lock-up agreements that are not in the best interest of the Corporation or its Shareholders and to encourage bidders to structure lock-up agreements so as to provide the locked-up Shareholders with reasonable flexibility to terminate such agreements in order to deposit their Common Shares to a higher value bid or support another transaction offering greater value.  Approval of the Rights Plan is not being proposed in response to or in anticipation of any pending or threatened take-over bid, nor to deter take-over bids generally. As of the dateof this Circular, the Board is not aware of any third party considering or preparing any proposal to acquire control of the Corporation. The primary objectives of the Rights Plan are to ensure, in the context of a bid for control of theCorporation through an acquisition of the Common Shares, that Shareholders have an equal opportunity to participate in a bid, to lessen the pressure to tender typically encountered by a shareholder of an issuer that is subject to a bid and to ensure the Board is able to explore and develop alternatives for maximizing Shareholder value.  Proposed Amendments to the Rights PlanApart from the following amendments, the Rights Plan that Shareholders will be asked to consider and approve at the Meeting is identical in all material respects to the Rights Plan approved at the annual meeting of Shareholders held on June 9, 2016:  amendments to revise the definitions of “controlled” and “Pro Rata Acquisitions” in order to better align with current corporate governance “best practices”; andcertain other amendments of a non-substantive, technical and administrative nature to provide for greater clarity and consistency, including the removal of specific reference to Emera Incorporated given thatEmera Incorporated no longer holds a significant interest in the Corporation.  A summary of the key features of the Rights Plan is attached as Schedule “E” hereto and a blackline copy of the Rights Plan showing the above-noted amendments is attachedas Schedule “F” hereto. The complete text of the existing Rights Plan is available on the Corporation’s website at www.algonquinpower.com. Copies of both the current Rights Plan and the proposed amended and restated Rights Plan are also available to any Shareholder upon request to the Vice President, Investor Relations of the Corporation. Shareholders wishing to receive a copy of the Rights Plan should contact the Vice President, Investor Relations of the Corporation  by telephone at 905-465-4500 or by facsimile at 905-465- 4514. If approved, the complete text of the amended and restated Rights Plan will be filed on SEDAR at www.sedar.com after the Meeting.  Required ApprovalThe text of the Rights Plan Resolution to approve the continuation, amendment and restatement of the Rights Plan is set out in Schedule “D” to this Circular.  The amended and restated Rights Plan has been conditionally approved by the TSX, subject to Shareholder approval as discussed below.  To be effective, the Rights Plan Resolution must be approved by (i) a simple majority of 50% plus one vote of the votes cast by Shareholders, whether in person or by proxy, in respect of the Rights Plan Resolution at the Meeting and(ii) a simple majority of 50% plus one vote of the votes cast by the Independent Shareholders (as defined in the Rights Plan), whether in person or by proxy, in respect of the Rights Plan Resolution at the Meeting. If the Rights Plan Resolution is passed at the Meeting, then the Rights Plan will become effective as of the date the Rights Plan Resolution is passed. As of the record date for the Meeting, based on publicly available information, to the knowledge of the Corporation there are no Shareholders that are not Independent Shareholders within the meaning of the Rights Plan. If the Rights Plan Resolution is not passed at the Meeting, the Rights Plan will not become effective and the current Rights Plan will terminate at the termination of the Meeting.  In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote FOR the Rights Plan Resolution.  Recommendation of the Board of Directors  Rights plans have been adopted and reconfirmed by a large number of publicly-held corporations in Canada. The Board has reviewed the Rights Plan for conformity with current practices of Canadian issuers with respect to shareholder rights plan design and has confirmed that the terms of the Rights Plan are substantially similar to those plans. Based on its review, the Board has determined that it is advisable and in the best interests of the Corporation and its Shareholders that the Corporation has in place a shareholder rights plan in the form of the Rights Plan. Accordingly, the Board recommendsa vote FOR the continuation, amendment and restatement of the Rights Plan.  The Board reserves the right to alter any terms of or not proceed with the Rights Plan at any time prior to the Meeting if the Board determines that it would be in the best interests ofthe Corporation and its Shareholders to do so, in light of any developments subsequent to the date of this Circular.  ALGONQUIN POWER & UTILITIES CORP.  17

 7.  CONFIRMATION AND APPROVAL OF THE ADVANCE NOTICE BY-LAW  On February 28, 2019, as part of its continuous review of the governance practices of the Corporation and upon the recommendation of the Corporate Governance Committee(as defined herein), the Board adopted, with immediate effect, a by-law setting out advance notice requirements for the nomination of directors (the “Advance Notice By-Law”).  At the Meeting, Shareholders will be asked to consider and, if thought advisable, pass a resolution (the “Advance Notice By-Law Resolution”), in the form attached as Schedule “G” to this Circular, confirming and approving the Advance Notice By-Law. In order for the Advance Notice By-Law to remain in effect following termination of the Meeting, the Advance Notice By-Law must be confirmed and approved by a simple majority of 50% plus one vote of the votes cast byShareholders on the Advance Notice By-law Resolution at the Meeting.  Purpose of the Advance Notice By-LawThe Corporation is committed to: (i) facilitating an orderly and efficient process for the election of directors at annual or special meetings of Shareholders; (ii) ensuring thatall Shareholders receive adequate notice of the director nominations and sufficient information with respect to all director nominees; and (iii) allowing Shareholders to make an informed vote on the election of director nominees after having been afforded reasonable time for appropriate deliberation.  The purpose of the Advance Notice By-Law is to provide Shareholders, directors and management of the Corporation with a clear framework respecting the nomination of persons for election as directors. The Advance Notice By-Law fixes a deadline by which Shareholders must submit nominations for election of directors prior to any annual or special meeting of Shareholders, and sets forththe information that a Shareholder must include in the notice to the Corporation in order for a nominee to be eligible for election as director.  Terms of the Advance Notice By-LawAmong other things, the Advance Notice By-Law provides that Shareholders seeking to nominate candidates for election as directors must give timely notice in writing to the Corporation’s Corporate Secretary by personal delivery,facsimile transmission or e-mail (provided that the Corporate Secretary has stipulated an e-mail address for purposes of this notice).  To be timely, such notice must be received by the Corporation’s Corporate Secretary (i) in the case of an annual meeting of Shareholders, not less than 30 days prior to the date of the meeting; provided, however, that in the event that  the meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the meeting was made, notice may be given not later than the close of business on the 10th day following such public announcement; (ii) in the case of a special meeting of Shareholders that is not also an annual meeting but is called for the purpose of electing directors (whether or not also called for other purposes), not later than the close of business on the 15th day following the day on which the first public announcement of the date of the meeting was made; and(iii) notwithstanding the foregoing, in the case of an annual meeting of Shareholders or a special meeting of Shareholders that is not also an annual meeting but is called for the purpose of electing directors (whether or not also called for other purposes) where “notice-and-access” (as defined in National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer) is used for delivery of proxy-related materials and the date of the first public announcement of the date of the meeting is not less than50 days before the date of the meeting, not less than 40 days prior to the date of the meeting.  The Advance Notice By-Law prescribes the proper written form for a Shareholder’s notice as well as additional requirements in connection with nominations. No person will be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of the Advance Notice By-Law. The Board may, in its sole discretion, waive any requirements of the Advance Notice By-Law.  The full text of the Advance Notice By-Law is set out in Schedule “H” to this Circular.  Required ApprovalThe text of the Advance Notice By-Law Resolution to confirm and approve the Advance Notice By-Law is set out in Schedule “G” to this Circular.  In order for the Advance Notice By-Law to remain in effect following termination of the Meeting, the Advance Notice By-Law Resolution must be approved by a simple majority of50% plus one vote of the votes cast by Shareholders, whether in person or by proxy, in respect of the Advance Notice By-Law Resolution at the Meeting.  In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote FOR the Advance Notice By-Law Resolution.  Recommendation of the Board of DirectorsThe Board has determined that approval of the Advance Notice By-Law is advisable and in the best interest of the Corporation and its Shareholders to ensure that Shareholders, Directors and management of the Corporation receive adequate notice of director nominations and sufficient information regarding all director nominees, and to allow Shareholders to register an informed vote in respect of the election of directors after having been afforded reasonable time for appropriate deliberations. Accordingly, the Board recommends a vote FOR the confirmation and approval of the Advance Notice By-Law.                                          18  Management Information Circular | Algonquin Power & Utilities Corp.

     DIRECTOR NOMINEES  The following pages set forth the name and background information with respect to the nine (9) persons proposed for nomination for election as Directors, including the name and jurisdiction of residence of such person, the person’s principal occupation or employment for the past five (5) years, a summary of his or her experience, the year such person was first elected as a Director, the Director’spast attendance at meetings of the Board and the committees of the Board (the “Committees”), and the number and value of Common Shares and Deferred Share Units (“DSUs”) beneficially owned, directly or indirectly, or over which control or direction is exercised, by such person (as furnished by the respective nominee).Each of the nine (9) nominees for the Board currently serve as Directors. The aggregate number of Common Shares held by Directors of the Corporation is 2,951,786 which represents 0.60% of the issued and outstanding Common Shares. Share ownership levels and values for the Directors are calculated as at, and using the closing price of APUC on the TSX, on the record date for the Meeting.  ALGONQUIN POWER & UTILITIES CORP.  19

 Under the Corporation’s majority voting policy, where a nominee for Director (the “Subject Director”) is not elected by at least a majority (50% plus one vote) of the votes cast with regard to his or her election, the Subject Director must immediately tender his or her resignation to the Board. The Corporate Governance Committee of the Board (“Corporate Governance Committee”) will, within 90 days of the Meeting, determine whether to accept the Subject Director’s resignation, which resignation should be accepted absent exceptional circumstances. Any resignation tendered under the policy will become effective when accepted by the Board.  As soon as practicable following receipt of the resignation of the Subject Director:  the Corporation will issue a press release with the Board’s decision, including, in the case of the Board not accepting the resignation, the reasoning behind such decision, a copy of which press release will be provided to the TSX; andthe Board may (i) leave the resultant vacancy on the Board unfilled until the next annual meeting of Shareholders; (ii) fill the vacancy through theappointment of a Director whom the Board considers to merit the confidence of the Shareholders; or (iii) call a special meeting of the Shareholders to consider the election of a nominee recommended by the Board to fill the vacant position.  The Subject Director will not participate in any meetings of the Board at which his or her resignation is considered. However, in certain circumstances, the Subject Director may be present at the beginning of such meeting for the purposes of meeting quorum requirements, then shall recuse himself or herself and shall not participate in such meeting.  Following any uncontested meeting at which Directors are elected, the Corporation will issue a press release disclosing the detailed voting results for each director candidate. If a formal count is not conducted, votes represented by proxy shall be disclosed.  The majority voting policy applies only in circumstances involving an uncontested election of Directors, meaning an election in which the number of nominees for Director is equal to the number of Directors to be elected.  In 2018, each Director received the requisite support from Shareholders, and since the adoption of the majority voting policy, all nominees for Director have received a majority “for” vote at the Corporation’s meetings of Shareholders.  DIRECTOR SHARE OWNERSHIP REQUIREMENTS FOR 2018Under the Director share ownership guidelines, the equity ownership requirement for 2018 for the Chair of the Board (“Chair of the Board” or “Chair”) was $1,069,200 and for each non-executive Director was $505,440. The targets for Mr. Robertson and Mr. Jarratt, who are also members of management and are subject to the Executive Ownership Guideline, were three (3) times base salary, or $2,760,000 and$1,932,000 respectively. Share ownership levels and values for the Directors are calculated as at, and using the closing price of the Common Shares on the TSX of$15.36 on the record date for the Meeting. U.S. dollar amounts for equity ownership values for the Directors have been converted to C$ value using a rate of $1.296 / US $1.MAJORITY VOTING FOR ELECTION OF DIRECTORS  20  Management Information Circular | Algonquin Power & Utilities Corp.

DIRECTOR SKILLS MATRIX

The Corporate Governance Committee has developed the board of directors skills matrix set out below. The skills matrix is reviewed annually by the Corporate Governance Committee to ensure that it remains relevant and the reflects the addition of any new skills requirement that may be identified from time to time as the Corporation's needs evolve. The following chart outlines the key areas of expertise and experience for each Director nominee.

	Total	Christopher Ball	Melissa Barnes	Christopher Jarratt	D. Randy Laney	Kenneth Moore	Ian Robertson	Masheed Saidi	Dilek Samil	George Steeves
Independent: In accordance with Section 1.4 of National Instrument 52-110 – Audit Committees	7	•	•		•	•		•	•	•
CEO/Senior Executive: CEO or senior executive experience with a large publicly traded organization	6		•	•	•		•	•	•	
Governance/Other Directorships: Director of public company and/or significant governance role	8		•	•	•	•	•	•	•	•
Customer/Stakeholder: Experience in managing stakeholders or represents stakeholder group	7	•		•	•	•	•	•	•	
Energy Sector: Senior executive experience in the energy sector	6	•		•			•	•	•	•
Utility Sector: Senior executive experience in the utility sector	6			•	•		•	•	•	•
Mergers & Acquisitions/Growth Strategy: Senior executive experience with mergers, acquisitions and/or business growth strategy	9	•	•	•	•	•	•	•	•	•
Compensation and Human Resources: Understanding and experience with human resources issues and compensation policies	6	•		•	•		•	•	•	
Financial: Senior financial executive experience	6	•			•	•	•		•	•
Legal and Regulatory: Legal and regulatory experience	7		•	•	•	•	•	•	•	

BOARD HIGHLIGHTS

7 out of 9 Directors are independent.

1/3 of the Directors are women.

4 of the Independent Directors are U.S. based.

The average tenure of the Board is **6.8** years.

100% of the Directors have M&A/ Growth Strategy experience.

8 of the Directors have governance experience.

ALGONQUIN POWER & UTILITIES CORP. 21

DIRECTOR PROFILES



Christopher Ball

Toronto,
Ontario, Canada
Age: 68
Director Since: 2009[1]
Independent

Christopher Ball is the Executive Vice President of Corpfinance International Limited, and President of CFI Capital Inc., both of which are boutique investment banking firms. From 1982 to 1988, Mr. Ball was Vice President at Standard Chartered Bank of Canada with responsibilities for the Canadian branch operation. Prior to that, Mr. Ball held various managerial positions with the Canadian Imperial Bank of Commerce. He is also a member of the Hydrovision International Advisory Board, was a director of Clean Energy BC, is a director of First Nations Power Authority and is a recipient of the Clean Energy BC Lifetime Achievement Award. Mr. Ball is a holder of the Institute of Corporate Directors Director designation.

KEY SKILLS AND EXPERIENCE	
• CEO / Senior Executive	• Financial
• Customer / Stakeholder	• Energy Sector
• Mergers & Acquisitions / Growth Strategy	• Compensation and Human Resources

BOARD AND COMMITTEE MEMBERSHIPS – ATTENDANCE – 24 OF 24 MEETINGS – 100%	
Board	12 of 12
Audit Committee (Chair)	4 of 4
HR & Compensation Committee	8 of 8

VOTING RESULTS FOR 2018	
For: 229,826,507 (99.38%)	Withheld: 1,436,253 (0.62%)

COMMON SHARES AND SHARE EQUIVALENTS	
Common Shares: 24,200	Value: $371,712
DSUs: 58,588	Value: $899,912
Total Value Shares & DSUs	Value: $1,271,624

SHAREHOLDING REQUIREMENTS: 252%	
Required Value	Value: $505,440
Status	Target met

(1) Prior to becoming a Director of the Corporation, from 2002 to 2009, Mr. Ball served as a Trustee of Algonquin Power Income Fund, the predecessor organization to the Corporation.

22 Management Information Circular | Algonquin Power & Utilities Corp.

Melissa Stapleton Barnes

Carmel, Indiana,
United States
Age: 51
Director Since: 2016
Independent

Melissa Barnes has been Senior Vice President, Enterprise Risk Management, and Chief Ethics and Compliance Officer for Eli Lilly and Company ("Lilly") since 2013. Ms. Barnes is an executive officer and a member of Lilly's executive committee, reporting directly to the CEO and board of directors. Previous roles include Vice President and Deputy General Counsel from 2012 to 2013; and General Counsel, Lilly Diabetes and Lilly Oncology from 2010 to 2012.

Ms. Barnes holds a Bachelor of Science in Political Science and Government (with highest distinction) from Purdue University and a Juris Doctorate from Harvard Law School. Ms. Barnes chairs the Ethics and Business Integrity Committee for the International Federation of Pharmaceutical Manufacturers and Associations; serves as an executive advisor for Ethisphere's Business Ethics Leadership Alliance; is a Fellow with the Ethics and Compliance Initiative; and is a Licensed Attorney with the Indiana State Bar. Ms. Barnes' other board positions include The Center for the Performing Arts (Chair), The Great American Songbook Foundation (Immediate Past Chair), Timmy Global Health, and the Ethics Research Council.

KEY SKILLS AND EXPERIENCE	
• CEO / Senior Executive	• Governance
• Mergers & Acquisitions / Growth Strategy	• Legal and Regulatory

BOARD AND COMMITTEE MEMBERSHIPS – ATTENDANCE – 18 OF 20 MEETINGS – 90%	
Board	10 of 12
Audit Committee (Chair)	4 of 4
Risk Committee	4 of 4

VOTING RESULTS FOR 2018	
For: 230,686,265 (99.75%)	Withheld: 576,495 (0.25%)

COMMON SHARES AND SHARE EQUIVALENTS	
Common Shares: –	Value: $–
DSUs: 19,403	Value: $298,030
Total Value Shares & DSUs	Value: $298,030

SHAREHOLDING REQUIREMENTS: N/A	
Required Value	Value: $505,440
Status	Target to be met by 2021[1]

(1) Ms. Barnes became a Director in 2016 and will have until 2021 to achieve ownership targets under the guidelines.



Christopher Jarratt

Toronto,
Ontario, Canada
Age: 60
Director Since: 2010
Non-Independent

Chris Jarratt is the Vice Chair of the Corporation. Mr. Jarratt is a founder and principal of Algonquin Power Corporation Inc., a private independent power developer formed in 1988 which was a predecessor organization to the Corporation. Between 1997 and 2009, Mr. Jarratt was a principal in Algonquin Power Management Inc. which managed Algonquin Power Company (formerly Algonquin Power Income Fund). Mr. Jarratt has over 30 years of experience in the independent electric power and utility sectors.

Mr. Jarratt earned an Honours Bachelor of Science degree from the University of Guelph in 1981 specializing in water resources engineering and holds an Ontario Professional Engineering designation. Mr. Jarratt completed the Chartered Director program of the Directors College (McMaster University) in 2009 and holds the certification of C. Dir. (Chartered Director).

KEY SKILLS AND EXPERIENCE	
• CEO / Senior Executive	• Compensation & Human Resources
• Governance	• Legal & Regulatory
• Customer / Stakeholder	• Mergers & Acquisitions / Growth
• Energy Sector & Utility Sector	• Strategy

BOARD AND COMMITTEE MEMBERSHIPS – ATTENDANCE – 20 OF 20 MEETINGS – 100%	
Board	12 of 12
Corporate Governance Committee	4 of 4
Risk Committee	4 of 4

VOTING RESULTS FOR 2018	
For: 187,908,825 (81.25%)	Withheld: 43,353,935 (18.75%)

COMMON SHARES AND SHARE EQUIVALENTS	
Common Shares[1]: 1,363,075	Value: $20,936,832
DSUs: N/A	Value: N/A
Total Value Shares & DSUs	Value: $20,934,451

SHAREHOLDING REQUIREMENTS: 1084%	
Required Value	Value: $1,932,000
Status	Target met

(1) Mr. Jarratt owns 1,252,123 Common Shares and Algonquin Power Corporation (CKJ) Inc. (a private corporation owned by Mr. Jarratt) owns 110,952 Common Shares. Mr. Jarratt exercises control and direction over the Common Shares owned by Algonquin Power Corporation (CKJ) Inc.

ALGONQUIN POWER & UTILITIES CORP. 23

D. Randy Laney

Farmington, Arkansas
United States
Age: 64
Director since: 2017
Independent

D. Randy Laney was most recently Chairman of the board of The Empire District Electric Company ("Empire") from 2009 to 2017. He joined the Empire board in 2003 and served as the Non-Executive Vice Chairman from 2008 to 2009 and Non-Executive Chairman from April 23, 2009, until APUC's acquisition of Empire on January 1, 2017.

Mr. Laney, semi-retired since 2008, held numerous senior level positions with both public and private companies during his career, including 23 years with Wal-Mart Stores, Inc. in various executive positions including Vice President of Finance, Benefits and Risk Management and Vice President of Finance and Treasurer. In addition, Mr. Laney has provided strategic advisory services to both private and public companies and served on numerous profit and non-profit boards.
Mr. Laney brings significant management and capital markets experience, and strategic and operational understanding to his position on the Board.

KEY SKILLS AND EXPERIENCE

- CEO / Senior Executive
- Governance
- Customer /Stakeholder
- Utility Sector
- Mergers & Acquisitions / Growth Strategy
- Financial
- Legal & Regulatory
- Compensation & Human Resources

BOARD AND COMMITTEE MEMBERSHIPS – ATTENDANCE 24 OF 24 MEETINGS / 100%	
Board	12 of 12
Audit Committee	4 of 4
HR & Compensation Committee	8 of 8

VOTING RESULTS FOR 2018	
For: 230,830,866 (99.81%)	Withheld: 431,894 (0.19%)

COMMON SHARES AND SHARE EQUIVALENTS	
Common Shares: 16,000	Value: $245,760
DSUs: 14,489	Value: $222,551
Total Value Shares & DSUs	Value: $468,311

SHAREHOLDING REQUIREMENTS: N/A	
Required Value	Value: $505,440
Status	Target to be met by 2022[1]

(1) Mr. Laney became a Director in 2017 and will have until 2022 to achieve ownership targets under the guidelines.



Kenneth Moore

Chair of the Board
Toronto, Ontario, Canada
Age: 60
Director Since: 2009[1]
Independent

Kenneth Moore is the Managing Partner of NewPoint Capital Partners Inc., an investment banking firm. From 1993 to 1997, Mr. Moore was a senior partner at Crosbie & Co., a Toronto mid-market investment banking firm. Prior to investment banking, he was a Vice-President at Barclays Bank where he was responsible for a number of leveraged acquisitions and restructurings.

Mr. Moore holds the Chartered Financial Analyst designation and has completed the Chartered Director program of the Directors College (McMaster University) and holds the certification of C. Dir. (Chartered Director).

KEY SKILLS AND EXPERIENCE

- Governance
- Customer / Stakeholder
- Mergers & Acquisitions / Growth Strategy
- Financial
- Legal and Regulatory

BOARD AND COMMITTEE MEMBERSHIPS / ATTENDANCE – 28 OF 28 MEETINGS – 100%	
Board (Chair)	12 of 12
Audit Committee	4 of 4
HR & Compensation Committee	8 of 8
Corporate Governance Committee	4 of 4

VOTING RESULTS FOR 2018	
For: 230,709,458 (99.76%)	Withheld: 553,302 (0.24%)

COMMON SHARES AND SHARE EQUIVALENTS	
Common Shares: 18,000	Value: $276,480
DSUs: 181,609	Value: $2,789,514
Total Value Shares & DSUs	Value: $3,065,994

SHAREHOLDING REQUIREMENTS: 287%	
Required Value	Value: $1,069,200
Status	Target met

(1) Prior to becoming a director of the Corporation, from 1998 to 2009, Mr. Moore served as a Trustee of Algonquin Power Income Fund, the predecessor organization to the Corporation.

24 Management Information Circular | Algonquin Power & Utilities Corp.

Ian Robertson

CEO of Algonquin
Oakville, Ontario, Canada
Age: 59
Director since: 2010
Non-Independent

Ian Robertson is the Chief Executive Officer ("CEO") of the Corporation. Mr. Robertson is a founder and principal of Algonquin Power Corporation Inc., a private independent power developer formed in 1988 which was a predecessor organization to the Corporation.

Mr. Robertson has over 30 years of experience in the development of electric power generating projects and the operation of diversified regulated utilities. Mr. Robertson is an electrical engineer and holds a Professional Engineering designation through his Bachelor of Applied Science degree awarded by the University of Waterloo.

Mr. Robertson earned a Master of Business Administration degree from York University, a Global Professional Master of Laws degree from the University of Toronto, and holds a Chartered Financial Analyst designation. Additionally, he has completed the Chartered Director program of the Directors College (McMaster University) and holds the certification of C. Dir. (Chartered Director). Since 2013, Mr. Robertson has served on the board of directors of the American Gas Association.

KEY SKILLS AND EXPERIENCE

- CEO / Senior Executive
- Governance
- Customer / Stakeholder
- Energy Sector & Utility Sector
- Mergers & Acquisitions/ Growth Strategy
- Compensation and Human Resources
- Financial
- Legal and Regulatory

BOARD AND COMMITTEE MEMBERSHIPS / ATTENDANCE – 12 OF 12 MEETINGS – 100%	
Board	12 of 12

VOTING RESULTS FOR 2018	
For: 230,746,266 (99.78%)	Withheld: 516,494 (0.22%)

COMMON SHARES AND SHARE EQUIVALENTS	
Common Shares[1]: 1,476,759	Value: $22,683,018
DSUs: N/A	Value: N/A
Total Value Shares & DSUs	Value: $22,668,319

SHAREHOLDING REQUIREMENTS: 822%	
Required Value	Value: $2,760,000
Status	Target met

(1) Mr. Robertson directly owns 1,346,702 Common Shares and Techno Whiz Kid Inc. (a private corporation owned by Mr. Robertson) owns 130,057 Common Shares. Mr. Robertson exercises control and direction over the Common Shares owned by Techno Whiz Kid Inc.



Masheed Saidi

Dana Point, California, United States
Age: 64
Director Since: 2014
Independent

Masheed Saidi has over 30 years of operational and business leadership experience in the electric utility industry.

Prior to 2018, Ms. Saidi was an Executive Consultant with the Energy Initiatives Group, a specialized group of experienced professionals that provide technical, commercial and business consulting services to utilities, ISOs, government agencies and other organizations in the energy industry. Between 2005 and 2010, Ms. Saidi was the Chief Operating Officer and Executive Vice President of U.S. Transmission for National Grid USA, and was responsible for all aspects of its U.S. transmission business. Ms. Saidi previously served on the board of directors of the Northeast Energy and Commerce Association and served as chair of the board for the non-profit organization Mary's Shelter.

Ms. Saidi earned her Bachelors in Power System Engineering from Northeastern University and her Masters of Electrical Engineering from the Massachusetts Institute of Technology. Ms. Saidi is a Registered Professional Engineer (P.E.).

KEY SKILLS AND EXPERIENCE

- CEO / Senior Executive
- Customer / Stakeholder
- Energy Sector & Utility Sector
- Legal and Regulatory
- Compensation and Human Resources
- Mergers & Acquisitions / Growth Strategy
- Governance

BOARD AND COMMITTEE MEMBERSHIPS / ATTENDANCE – 20 OF 20 MEETINGS – 100%	
Board	12 of 12
Corporate Governance Committee	4 of 4
Risk Committee (Chair)	4 of 4

VOTING RESULTS FOR 2018	
For: 230,620,527 (99.72%)	Withheld: 642,233 (0.28%)

COMMON SHARES AND SHARE EQUIVALENTS	
Common Shares: 15,115	Value: $232,166
DSUs: 29,914	Value: $459,479
Total Value Shares & DSUs	Value: $691,645

SHAREHOLDING REQUIREMENTS: 137%	
Required Value	Value: $505,440
Status	Target met

ALGONQUIN POWER & UTILITIES CORP. 25

Dilek Samil

Las Vegas, Nevada, United States
Age: 63
Director since: 2014
Independent

Dilek Samil has over 30 years of finance, operations and business experience in both the regulated energy utility sector as well as wholesale power production. Ms. Samil joined NV Energy as Chief Financial Officer and retired as Executive Vice President and Chief Operating Officer. Prior to her role at NV Energy, Ms. Samil gained considerable experience in generation and system operations as President and Chief Operating Officer for CLECO Power. Ms. Samil also served as CLECO Power's Chief Financial Officer and led the company's efforts in the restructuring of its wholesale and power trading activities. Prior to NV Energy and Cleco Power, Ms. Samil spent close to 20 years at NextEra where she held positions of increasing responsibility, primarily in the finance area.

Ms. Samil holds a Bachelor of Science from the City College of New York and a Masters of Business Administration from the University of Florida.

KEY SKILLS AND EXPERIENCE

- CEO / Senior Executive
- Governance
- Customer / Stakeholder
- Energy Sector & Utility Sector
- Mergers & Acquisitions/ Growth Strategy
- Compensation and Human Resources
- Financial
- Legal and Regulatory

BOARD AND COMMITTEE MEMBERSHIPS / ATTENDANCE – 24 OF 24 MEETINGS – 100%	
Board	12 of 12
Audit Committee	4 of 4
HR & Compensation Committee (Chair)	8 of 8

VOTING RESULTS FOR 2018	
For: 230,752,060 (99.78%)	Withheld: 510,700 (0.22%)

COMMON SHARES AND SHARE EQUIVALENTS	
Common Shares: 15,000	Value: $230,400
DSUs: 30,396	Value: $466,883
Total Value Shares & DSUs	Value: $697,283

SHAREHOLDING REQUIREMENTS: 138%	
Required Value	Value: $505,440
Status	Target met



George Steeves

Aurora, Ontario, Canada
Age: 69
Director Since: 2009(1)
Independent

George Steeves is the principal of True North Energy, an energy consulting firm specializing in the provision of technical and financial due diligence services for renewable energy projects. From January 2001 to April 2002, Mr. Steeves was a division manager of Earthtech Canada Inc. Prior to January 2001, he was the President of Cumming Cockburn Limited, an engineering firm. Mr. Steeves has extensive financial expertise in acting as a chair, director and/ or audit committee member of public and private companies, including the Corporation, and formerly Borealis Hydroelectric Holdings Inc. and KMS Power Income Fund.

Mr. Steeves received a Bachelor and Masters of Engineering from Carleton University and holds the Professional Engineering designation in Ontario and British Columbia. Additionally, he has completed the Chartered Director program of the Directors College (McMaster University) and holds the certification of C. Dir. (Chartered Director).

KEY SKILLS AND EXPERIENCE

- Governance
- Energy Sector & Utility Sector
- Mergers & Acquisitions / Growth Strategy
- Financial

BOARD AND COMMITTEE MEMBERSHIPS / ATTENDANCE – 20 OF 20 MEETINGS – 100%	
Board	12 of 12
Corporate Governance Committee (Chair)	4 of 4
Risk Committee	4 of 4

VOTING RESULTS FOR 2018	
For: 230,696,052 (99.75%)	Withheld: 566,708 (0.25%)

COMMON SHARES AND SHARE EQUIVALENTS	
Common Shares(2): 23,637	Value: $363,064
DSUs: 68,171	Value: $1,047,107
Total Value Shares & DSUs	Value: $1,410,171

SHAREHOLDING REQUIREMENTS: 279%	
Required Value	Value: $505,440
Status	Target met

(1) Prior to becoming a director of the Corporation, from 1997 to 2009, Mr. Steeves served as a Trustee of Algonquin Power Income Fund, the predecessor organization to the Corporation.

(2) Mr. Steeves directly owns 20,348 Common Shares and Mr. Steeves' spouse owns 3,289 Common Shares. Mr. Steeves exercises control and direction over the Common Shares owned by his spouse.

26 Management Information Circular | Algonquin Power & Utilities Corp.

MEETING ATTENDANCE

The following table sets out the attendance in 2018 of each director nominee at meetings of the Board and the respective Committees noted:

Name	Independent	Board		Audit Committee		Human Resources & Compensation Committee		Corporate Governance Committee		Risk Committee	
Christopher Ball	Yes	12/12	100%	4/4	100%	8/8	100%	-	-	-	-
Melissa S. Barnes	Yes	10/12	83%	4/4	100%	-	-	-	-	4/4	100%
Christopher Jarratt	No	12/12	100%	-	-	-	-	4/4	100%	4/4	100%
Randy Laney	Yes	12/12	100%	4/4	100%	8/8	100%			-	-
Kenneth Moore	Yes	12/12	100%	-	-	-	-	4/4	100%	-	-
Ian Robertson	No	12/12	100%	-	-	-	-	-	-	-	-
Masheed Saidi	Yes	12/12	100%	-	-	-	-	4/4	100%	4/4	100%
Dilek Samil	Yes	12/12	100%	4/4	100%	8/8	100%	-	-	-	-
George Steeves	Yes	12/12	100%	-	-	-	-	4/4	100%	4/4	100%

CORPORATE CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

To the Corporation's knowledge, no proposed director of the Corporation is, or within the 10 years prior to the date of this Circular has been a director, chief executive officer or chief financial officer of any company (including Algonquin) that (i) was subject to an order that was issued while acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to such an order that was issued after that person ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while the person was acting in that capacity.

Except as stated herein, no proposed director of the Corporation is, as at the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including Algonquin) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. In addition, no proposed director of the Corporation has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Mr. Moore was a director of Telephoto Technologies Inc., a private sports and entertainment media company. Telephoto Technologies Inc. was placed into receivership in August 2010, by Venturelink Funds. Mr. Moore resigned from the board of directors of Telephoto Technologies Inc. in April 2010.

To the Corporation's knowledge, no proposed director has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable Shareholder in deciding whether to vote for a proposed director.

ALGONQUIN POWER & UTILITIES CORP. 27

     CORPORATEGOVERNANCE PRACTICES  National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”) of the Canadian Securities Administrators require the disclosure by each listed reporting issuer of its approach to corporate governance. This statement discloses the Corporation’s corporate governance practices.  28  Management Information Circular | Algonquin Power & Utilities Corp.

CORPORATE GOVERNANCE HIGHLIGHTS

The positions of Chair of the Board and CEO are separate.

The Chair of the Board, chair of the Audit Committee, chair of the HRCC, chair of the Risk Committee and chair of the Corporate Governance Committee are independent in accordance with applicable standards in National Instrument 52-110 – Audit Committees ("NI 52-110") as well as New York Stock Exchange corporate governance standards applicable to boards of directors ("NYSE Standards").

The Board oversees the Corporation's strategy and actively participates in the annual strategic planning process which results in Algonquin's strategic plan.

The Board oversees the Corporation's risk management and has established a committee of the Board (the "Risk Committee") to enhance that risk oversight role.

The Board has a written mandate for the Chair of the Board, the Committees' chairs and the CEO.

New Directors are recruited on the basis that they will make a strong contribution and provide the diversity, background, skills, and experience needed by the Board in view of the Corporation's strategy.

New Directors participate in a formal orientation process.

All Directors are provided support for continuing education to maintain a high level of understanding of and expertise in the businesses, investments, and risks of the Corporation to enhance their contribution as Directors.

Creating a culture of integrity begins with the tone at the top. Directors, officers, and employees are required annually to complete an online ethics and policy training module or to sign an acknowledgement that they have reviewed and understood the Corporation's written Code of Business Conduct and Ethics (the "Code of Conduct").

The Corporation has a policy whereby all meetings of the Board of Directors and all Committees provide an opportunity for an in-camera session during which management of the Corporation is not present.

The Board is exposed to levels of management within the Corporation in addition to executive management. It is believed that Board exposure to other levels of management facilitates successful succession planning for the Corporation.

The Board annually assesses its performance in order to identify ways to improve its effectiveness and the performance of the Chair of the Board, individual Directors and the Committees.

The Board has a policy to annually provide advisory votes on executive compensation.

The Board has adopted a clawback policy.

The Board has adopted a board retirement policy.

The Board has adopted a diversity policy.

ALGONQUIN POWER & UTILITIES CORP. 29

BOARD OF DIRECTORS

The Corporation's Articles currently provide that the Board have a minimum of three (3) and a maximum of twenty (20) directors. Within those parameters, the Board is authorized to determine the number of Directors by resolution from time to time. The number of Directors is currently set at nine (9).

INDEPENDENCE

The Board has determined that in accordance with applicable standards in NI 52-110 and the NYSE Standards, all nominees, with the exception of Messrs. Robertson and Jarratt, are considered "independent". Mr. Robertson and Mr. Jarratt, as CEO and Vice Chair, respectively, are the only Directors employed by the Corporation.

INDEPENDENT CHAIR

Mr. Kenneth Moore, the Chair of the Board, is independent within the meaning of applicable standards in NI 52-110 and the NYSE Standards. The position description of the Chair of the Board requires that the Chair be independent.

DIRECTORS' MEMBERSHIP ON OTHER PUBLIC COMPANY BOARDS

Other than Mr. Robertson and Mr. Jarratt, none of the proposed nominees for election as Directors serves as a director on the board of directors of another public company. Mr. Robertson and Mr. Jarratt serve as representatives of APUC on the board of Atlantica Yield plc.

MANDATE

The Board of Directors has a written mandate to set the strategic direction of the Corporation and to oversee its implementation by management of the Corporation. A copy of the Mandate of the Board of Directors is provided in Schedule "I" hereto and is also available on the Corporation's website at www.algonquinpower.com.

DIRECT INVOLVEMENT IN THE STRATEGIC PLANNING PROCESS

The executive management, in collaboration with the Board, develops a strategic plan through, among other things, participation at one or more strategic planning meetings each year. The development of the strategic plan includes consideration of both internal and external expert advice. Pursuant to the mandate of the Board of Directors, oversight and guidance of the Corporation's strategy is one of the primary roles of the Board, as the corporate strategy determines the annual and long-term objectives for the Corporation. The Board regularly evaluates the performance of the Corporation in relation to the approved strategy.

RISK MANAGEMENT

Pursuant to the mandate of the Board of Directors, the Board is responsible for overseeing the implementation by management of appropriate systems to identify, assess, report, and manage the principal risks faced by the Corporation. The Board has established the Risk Committee (see disclosure on page 35 under the heading *"Committees of the Board of Directors"*) to assist the Board in the fulfillment of this mandate. Board oversight of financial and accounting risks is provided by the Audit Committee.

As part of the risk management processes, risk registers have been developed across the organization through ongoing risk identification and risk assessment exercises facilitated by APUC's internal Enterprise Risk Management ("ERM") team. Risk information is sourced throughout the organization using a variety of methods including risk identification interviews and workshops, as well as surveys. Key risks and associated mitigation strategies are reviewed by the executive-level ERM Council and are presented to the Risk Committee periodically. Significant risk categories assessed include public and employee safety, environment, natural disasters, compliance, security (physical and cyber), financial reporting, operations, compliance, privacy, conduct, supply chain, organizational effectiveness, contracts, budget, capital projects, return on M&A activity, markets, liquidity, strategic, and regulatory.

30 Management Information Circular | Algonquin Power & Utilities Corp.

                                                               Risks are assessed consistently across the organization using a common risk scoring matrix to assess impact and likelihood. Financial, reputation, and safety implications are among those considered when determining the impact of a potential risk. Risk treatment priorities are establishedbased upon these risk assessments and incorporated into the development of APUC’s strategic and business plans.  The development and execution of risk management action plans for the organization’s top risks are actively monitored by the executive team. APUC’s internal audit team is responsible for conducting audits to validate and test the effectiveness of controls for the key risks. Audit findings are discussed with business owners and reported to the Audit Committee on a quarterly basis. All material changes to exposures, controlsor treatment plans of key risks are reported to the ERM team, ERM Council, and the relevant Board Committee for consideration.  APUC’s ERM framework follows the guidance of ISO 31000:2009 and the COSO Enterprise Risk Management Integrated Framework. The Board oversees management to ensure the risk governance structure and risk management processes are robust, and that APUC’s risk appetite is considered in decision-making across the organization.  INTERNAL CONTROLSThe Board is responsible for monitoring the integrity of our internal controls and management informationsystems. The Board has delegated internal control oversight responsibilities to the Audit Committee, which includes monitoring the system of internal control over financial reporting. The Audit Committee reviews quarterly and annual financial statements and recommends them to the Board for approval. Algonquin’s VP, Internal Audit has a direct reporting relationship to the chair of the Audit Committee and updates the Audit Committee quarterly on internal audit activities including assessments of the design and operating effectiveness of the system of internal controls over financial reporting and the preparation of financial statements for external reporting purposes.  SUCCESSION PLANNINGThe Board has included succession planning as part of the mandate of the Human Resources and CompensationCommittee (“HRCC”). The HRCC has responsibility for ensuring that a succession planning process is in place across the organization and for reviewing this process on an annual basis. The Board has also established a working group consisting of the Chair, the Vice-Chair and the chair of the HRCC to work with the CEO to establish executive succession plans and leadership development opportunities for the Corporation’s executive team.  Succession planning is viewed by the HRCC as an ongoing process for identifying and developing the talent, leadership, and skills necessary to ensure the Corporation has the continued capability to meet future strategic objectives and fulfill key organizational roles in the future.  The HRCC is mandated to make recommendations to the Board of Directors with respect to succession planning including (i) policies and principles for the selection and performance review of the executive officers, and potential successors to the executive officers; (ii) policies and plans regarding succession in the event of an emergency or the retirement of an executive officer; and (iii) policies and plans related to the appointment, training and monitoring of potential successors to executive officers.  The HRCC also ensures that the Corporation has human resources policies and processes in place to require that senior management review the performance of their team members at minimum on an annual basis and develop plans for personal growth and career advancement.  Where employees are considered potential successors, a long- term professional development plan is established to further align the employees’ personal development plan with the long- term succession needs of the Corporation. Where no internal succession candidate is identified, the Corporation expects to source a potential successor through external hiring. In this instance, a plan would be established to provide for filling the role on an interim basis pending the external hire.  ALGONQUIN POWER & UTILITIES CORP.  31

BOARD AND DIRECTOR ASSESSMENTS

The Board recognizes the value of ongoing assessment of its effectiveness in order to identify ways to continuously improve its performance and the performance of the Chair, individual Directors, and the Committees including Committee chairs. In August 2013, the Board of Directors adopted guidelines for the Board and Director performance assessment processes ("Assessment Guidelines"). The Assessment Guidelines include assessing, at least annually by all Directors, the effectiveness and contribution of the Board as a whole, the Chair of the Board, the Committees, each Committee chair and each individual Director.

In accordance with the Assessment Guidelines, the Corporate Governance Committee annually determines the process by which the assessments, other than the Chair assessment, will be undertaken. The process may include the use of questionnaires, one-on-one interviews between individual Directors and the Chair, or such other process the Corporate Governance Committee determines appropriate. The Board has determined that the use of external independent consultants from time to time will enhance the internal assessment process and provide broader input on board effectiveness. Each year a report based on the annual assessment is developed and presented to the Board of Directors at the conclusion of the assessment. The report includes the identification of issues arising from the assessment, an action plan for improvement and monitoring of progress by the Corporate Governance Committee.

Annually, the Chair of the Board or an external consultant interviews each Director as part of the assessment process. The assessment scope includes the following:

- Assessment of the Board: the Directors are asked to assess the effectiveness of the Board of Directors, as a whole, and suggest improvements.
- Assessment of the Committees: the Directors are asked to assess the effectiveness of each Committee, including committees on which the Director is, and is not, a member.
- Self-Assessment: the Directors are asked to assess their own performance as Directors and Committee members, including what might make them more effective.
- Peer Assessment: the Directors are asked to provide comments on the performance of their peer Directors.

The assessment of the Chair of the Board is conducted in a meeting of all Directors, except the Chair, that is led by the chair of the Corporate Governance Committee. The results of the assessment of the Chair are provided to the Chair in a one-on-one meeting between the Chair and the chair of the Corporate Governance Committee. In addition, the meeting provides an opportunity for the Chair to share the results of the individual Director meetings with the chair of the Corporate Governance Committee and to jointly develop action plans where necessary.

The Corporate Governance Committee prepares a report detailing the findings and results of the annual Board and Director performance assessments and this report is presented to the Board.

DIRECTOR RECRUITMENT PROCESS

The services of a search consulting firm are utilized in order to assist the Corporation in identifying suitable Director candidates. When the Corporation engages a search consulting firm, it requests the development of a list of potential candidates based on the criteria developed by the nominating sub-committee ("Nominating Sub-Committee") of the Corporate Governance Committee for the selection of a new Director. The Nominating Sub-Committee is comprised solely of independent Directors. Search consultant firms are requested to develop potential candidate lists that include gender diverse candidates. The consulting firm screens candidates and discusses potential candidates with the Nominating Sub-Committee, and it then creates a list of primary candidates. Based on this list, the search firm determines the interest and availability of the potential candidates. This process is carefully designed to provide the best opportunity to secure strong Board candidates. Each potential Director candidate is interviewed by the Chair of the Board, the chair of the Corporate Governance Committee, the CEO, and in most cases by other Directors.

DIVERSITY

The Board recognizes the benefits of promoting diversity, both within Algonquin and its subsidiaries and at the Board of Directors level. It believes that a board with a diverse mix of experience, backgrounds, gender, age, and geographic experience representing the locations where the Corporation does business has a positive impact on governance.

In 2013, the Board determined that it would be appropriate to increase board diversity both in terms of gender and regional knowledge. The Board retained the services of a global search firm and required the search firm to develop a list of potential Board candidates that included women and individuals with U.S. regulated utility expertise. As a result of this initiative, the Corporation has been successful in increasing board diversity by adding four U.S. based Board members, including three highly qualified women. Thirty-three percent (33%) of the current nominees for election to the Board are women. The Board has also considered diversity in the composition of its Committees. The Chairs of two of four Committees are currently women. Currently, all Committees include female board members and geographic representation reflecting the Corporation's business mix.

During 2017, with a view to formalizing the approach to diversity that the Corporation has adopted, the Board implemented a diversity policy (the "Diversity Policy"). The Diversity Policy acknowledges the Corporation's recognition and support of the benefits of diversity in the composition of the Board and the executive management team. The Diversity Policy defines

32 Management Information Circular | Algonquin Power & Utilities Corp.

"Diversity" as any characteristic or quality that can be used to differentiate groups and people from one another and includes gender and age, race, nationality, culture, language and other ethnic distinctions, education, regional and industry experience, and expertise and the stated objective of the policy is that Diversity be considered in determining the optimal composition of the Board and as part of the succession planning process for senior executive roles in the Corporation. The Diversity Policy requires the periodic assessment of the effectiveness of the existing processes to achieving Diversity in the Board and the executive leadership and, in the event determined advisable, the consideration of measurable objectives for achieving Diversity.

The promotion of gender diversity in the workplace is a key component of the Corporation's strategy to become an employer of choice and the Corporation believes that an environment that promotes diversity positively impacts its ability to attract and retain talent. As it is important that each appointment to the Board and as an executive officer be made and be perceived as being made, on the merits of the individual and the needs of the Corporation at the relevant time, the Corporation does not have specific targets for the number of women on the Board or in its executive officer or senior management positions; however, a number of initiatives have been adopted by the Corporation to raise awareness regarding the value the Corporation places on diversity and to measure the organization's progress in increasing diversity. When utilizing external recruiters, management requires that recruiters provide gender diverse short listed candidates for all senior roles recruited. Each year, gender diversity is considered as part of the executive succession planning process in order to ensure women are being developed for leadership positions and each year, the HRCC, as part of its annual review of succession planning, considers year over year changes in gender diversity both at the enterprise and business unit level. In addition to gender diversity, the HRCC also annually considers in its succession planning review other diversity metrics including age, professional expertise, and geographic expertise.

Women currently represent 32% of the total workforce of APUC and its subsidiaries. At the Board level, there are three women, representing 33% of the Board. The executive team of the Corporation currently has two female members representing 22% of the executive team. Women comprise 27% of management positions in the Vice-President and Director group in aggregate.

DIRECTOR RETIREMENT POLICY

The Board has approved a retirement policy for Directors to promote an appropriate mix of experience, skills, and perspectives. Pursuant to the policy, Directors must submit their resignation to the Chair upon reaching the age of 71. Upon receiving the resignation, the Board must consider whether to accept or decline the resignation, after assessing the relative value to the Corporation of an acceptance versus a rejection. In the event that a resignation is not accepted, the Director submitting the resignation will be required to annually re-submit a resignation for consideration until such time as the resignation is accepted. The Board believes that Directors effectiveness is enhanced by experience on the Board, and therefore the Corporation does not currently have term limits in place to prescribe tenure for Board members.

The average tenure of Algonquin's nine (9) current Director nominees is approximately 6.8 years. The longest-serving independent Director has served on the Board for 9.5 years, and the shortest serving Director has served for 2.3 years. The Board is comprised of a mix of longer-serving Directors familiar with the Corporation's business and history, and Directors that are newer to Algonquin who bring fresh and diverse perspectives to the Board.

Director Tenure



> 9 years
(33.3%)
0-5 years
(44.4%)
5-9 years
(22.2%)



FEMALE
REPRESENTATION
33%
Board Members
22%
Executives
27%
Vice Presidents and Directors
32%
Total Workforce

ALGONQUIN POWER & UTILITIES CORP. 33

DIRECTORS MEET WITHOUT MANAGEMENT

The Board has adopted a policy whereby all scheduled and unscheduled meetings of the Board and all Committee meetings, as a matter of course, provide an opportunity for an in-camera session during which management of the Corporation is not present. For the year ended December 31, 2018, in accordance with corporate policy, all Board and Committee meetings included the opportunity for in-camera sessions with management of the Corporation not in attendance.

COMMON MEMBERSHIPS ON BOARDS OF PUBLIC COMPANIES

There are currently no common memberships on boards of public companies among the Corporation's non-executive Directors. Mr. Robertson and Mr. Jarratt are both members of the board of directors of Atlantica Yield plc.

DIRECTOR SHARE OWNERSHIP GUIDELINES

In order to align the interests of non-executive Directors and Shareholders, the non-executive Directors are subject to share ownership guidelines whereby they are expected to own Common Shares and/or DSUs with a value of not less than three (3) times the Annual Board Retainer (as defined below) within a specified timeframe of five (5) years. For the status of each Director nominee under the Director share ownership guidelines, please see their biographies listed on pages 22 to 26 of this Circular. The guidelines state that if a non-executive Director's share ownership falls below the minimum guidelines due to a decline in the share price, such director will have three (3) years to restore compliance.

NOMINATION OF DIRECTORS

The Nominating Sub-Committee, a sub-committee comprised of only the independent members of the Corporate Governance Committee, serves as the Director nominating and evaluation committee and will recommend new Directors as the need arises. Mr. Jarratt, who is a member of our Corporate Governance Committee and is not an independent Director, does not participate in discussions or decisions when matters are considered by the Nominating Sub-Committee.

The Nominating Sub-Committee is responsible for providing the Corporation with a list of nominees for election as Directors at the Corporation's annual meeting of Shareholders. The Nominating Sub-Committee creates and reviews the criteria for selecting Directors by assessing the personal qualities, business experience and qualifications of current Directors. It also assesses the Corporation's ongoing needs and circumstances, diversity, including gender and geographical representation, and the overall mix of skills and experience of the Board. In recruiting new Directors, the Nominating Sub-Committee considers the background, skills, and experience desired for Directors in view of the Corporation's strategy and activities, and it develops a plan for the recruitment of additional Director nominees on that basis. Director nominees must, in the opinion of the Nominating Sub-Committee, be able to beneficially contribute to the broad range of issues which come before the Board for consideration. Directors must also be able to devote the time necessary to prepare for and attend meetings of the Board and Committees to which they may be appointed.

The Nominating Sub-Committee also evaluates the expected turnover of Directors in advance of their potential retirement from the Board and will develop an effective succession plan that includes creating overlap, where possible, between new Directors and retiring Directors.

34 Management Information Circular | Algonquin Power & Utilities Corp.

COMMITTEES OF THE BOARD OF DIRECTORS

AUDIT COMMITTEE

MEMBERS

Mr. Christopher Ball (Chair) | Mr. D. Randy Laney
Ms. Melissa Stapleton Barnes | Ms. Dilek Samil

All Audit Committee members are independent and financially literate in accordance with applicable standards in NI 52-110 and applicable rules and standards of the SEC and the New York Stock Exchange ("NYSE"). The Board has also determined that Mr. Ball and Ms. Samil are audit committee financial experts within the meaning of Item 407(d) of Regulation S-K under the U.S. Securities Act of 1933 and have the required financial experience as defined by the NYSE corporate governance rules.

RESPONSIBILITIES

The responsibilities and operation of the Audit Committee are more particularly set out in the Corporation's Audit Committee Charter, a copy of which is included as a schedule to the annual information form of the Corporation for the year 2018 and is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Corporation's website.

HUMAN RESOURCES & COMPENSATION COMMITTEE

MEMBERS

Ms. Dilek Samil (Chair) | Mr. D. Randy Laney
Mr. Christopher Ball

Each of the HRCC members have direct experience regarding executive compensation matters, has the skills to fulfill their responsibilities and make decisions on the suitability of the Corporation's compensation policies and practices (see the heading *"Director Nominees - Director Profiles"* for information on the members' work experience), and are independent Directors in accordance with NI 52-110 and the NYSE Standards.

RESPONSIBILITIES

The HRCC is responsible for reviewing Directors and CEO compensation and making recommendations to the Board on an annual basis, or more frequently if required. In addition, the HRCC makes recommendations to the Board regarding the philosophy and compensation of executive officers of the Corporation and reports on executive compensation in compliance with the requirements of applicable securities law. The process by which executive compensation is established is described below under the heading *"Compensation Discussion & Analysis"*. The HRCC also has oversight of the Corporation's human resources policies and practices and reviews any material matters relating to violations of those policies.

CORPORATE GOVERNANCE COMMITTEE

MEMBERS

Mr. George Steeves (Chair) | Mr. Kenneth Moore
Mr. Christopher Jarratt | Ms. Masheed Saidi

Each of the Corporate Governance Committee members are independent, except for Mr. Jarratt.

RESPONSIBILITIES

The Corporate Governance Committee is responsible for oversight of APUC's corporate governance practices. There is a Nominating Sub-Committee comprised only of the independent members of the Corporate Governance Committee which has responsibility for matters relating to the nomination of candidates for the Board. Mr. Jarratt does not participate in Nominating Sub-Committee matters.

RISK COMMITTEE

MEMBERS

Ms. Masheed Saidi (Chair) | Mr. Christopher Jarratt
Ms. Melissa Stapleton Barnes | Mr. George Steeves

Each of the Risk Committee members are independent, except for Mr. Jarratt.

RESPONSIBILITIES

The Risk Committee was formed to assist the Board in its oversight of risks faced by the Corporation in the development and execution of its business strategy that are not directly related to financial and accounting matters.

ALGONQUIN POWER & UTILITIES CORP. 35

NEW DIRECTOR ORIENTATION

As a key component of the education process for new Directors, they are provided with a formal orientation to the Corporation that familiarizes them with the businesses, the corporate structure, other Directors and key personnel of the Corporation. The orientation process is designed to provide an opportunity for new Directors to meet senior management and become familiar with their areas of responsibility. New Directors receive an in-depth orientation to the Corporation's executive leaders, businesses, strategy, financial information and governance practices that allow them to effectively integrate with the operation of the Board. The Board and management have built and continue to expand a long-term program of training for Directors to enhance their effectiveness and reinforce a collegial working relationship among members of the Board.

Orientation sessions are attended by the CEO, the Chief Financial Officer and other executive officers and leaders of key subsidiaries. The Board Chair also hosts a one-on-one orientation meeting with each new Director. In addition, external meetings are arranged for new Directors as part of the orientation plan including site visits, meetings with the Corporation's auditors and meetings with corporate counsel.

A reference manual is provided to new Directors in advance of the orientation sessions which includes the following:

- public disclosure documents including annual reports, recent annual and interim management's discussion & analysis, financial statements, management information circular and annual information form;
- governance documents including Board and Committee charters, policies and guidelines; and
- other documents such as the Corporation's strategic plan and business plan, the guide to the Corporation's management structure, succession plan, minutes of Board meetings and minutes of Committee meetings.

CONTINUING EDUCATION FOR DIRECTORS

The Board and management believe that for Directors to be effective they must be knowledgeable about the Corporation, its strengths and challenges, and the business environment in which the Corporation operates. In addition, the effectiveness of the Board is enhanced by Directors forming collegial working relationships with other Directors and management.

Directors are encouraged to update, educate and inform themselves in areas they request or that management believes are relevant to issues facing the Corporation. Directors receive briefing reports and materials from management in advance of all meetings. Regular communication is also provided to Directors between meetings to provide updates on developments that may affect the Corporation or its subsidiaries.

Directors are encouraged to participate in external education sessions that are related to the business of the Corporation and the performance of their duties as Directors.

The Corporation maintains a membership for all Board members to the Canadian Institute of Corporate Directors ("ICD") and the National Association of Corporate Directors ("NACD") in the US. This membership provides all Board members with ongoing access to the educational seminars and training programs provided by the ICD and the NACD.

Directors are entitled to reimbursement for related out-of-pocket expenses incurred in attending relevant education sessions. From time to time, the Board receives specialized presentations from external parties and management on various matters of significance to the Corporation. Directors participated in education sessions and received educational materials about specific topics in 2018 as follows:

Education Presentations and Programs	Date	Participants
Ethics Conference - Value of Integrity	February 2018	M. Barnes
Board Leadership Forum - Equilar	February 2018	M. Saidi
Emerging Technologies in Energy Storage - Management Presentation	March 2018	Board of Directors
Global Ethics Summit - Conference	March 2018	M. Barnes
Disruption in the Utilities Industry - Presentation by External Advisors	March 2018	Board of Directors
ICD Annual Conference	May 2018	C. Ball
Executive Compensation Trends - ICD	June 2018	D. Samil
HydroVision World Hydro Conference	July 2018	C. Ball
Tax and US Tax Reform Presentation - Presentation by External Advisors	August 2018	Board of Directors
Recent Developments in Pension and Employee Benefit Law - External Seminar	October 2018	C. Jarratt
First Nations Power Authority Annual Conference	October 2018	C. Ball

36 Management Information Circular | Algonquin Power & Utilities Corp.

COMPARISON OF NYSE CORPORATE GOVERNANCE RULES

Algonquin is subject to corporate governance requirements prescribed under applicable Canadian corporate governance practices and the rules of the TSX ("Canadian Rules"). Algonquin is also subject to corporate governance requirements prescribed by the listing standards of the NYSE, and certain rules and regulations promulgated by the SEC under the Securities Exchange Act of 1934 (the "Exchange Act") (including those applicable rules and regulations mandated by the Sarbanes-Oxley Act of 2002) (the "NYSE Rules"). In particular, Section 303A.00 of the NYSE Listed Company Manual requires Algonquin to have an audit committee that meets the requirements of Rule 10A-3 of the Exchange Act, and Section 303A.011 of the NYSE Listed Company Manual requires Algonquin to disclose any significant ways in which its corporate governance practices differ from those followed by U.S. companies listed on the NYSE. A description of those differences follows.

Section 303A.01 of the NYSE Listed Company Manual requires that boards have a majority of independent directors and Section 303A.02 defines independence standards for directors. The Board of Directors is responsible for determining whether or not each Director is independent. In making this determination, the Board of Directors has adopted the definition of "independence" as set forth in the Canadian NI 58-101. In applying this definition, the Board of Directors considers all relationships of its Directors, including business, family and other relationships. In accordance with the NYSE Standards, the Board is currently comprised of a majority of independent Directors. The Board of Directors also has determined that each member of its Audit Committee is independent pursuant to NI 52-110, the NYSE Standards and Rule 10A-3 of the Exchange Act.

Section 303A.04(a) of the NYSE Listed Company Manual requires that all members of a nominating/corporate governance committee be independent. The Corporate Governance Committee includes one Director who is not independent, but the Corporate Governance Committee has appointed a Nominating Sub-Committee consisting solely of independent Directors that performs all responsibilities relating to the Director nominations process. Accordingly, the Corporation complies with this requirement.

Section 303A.05(a) of the NYSE Listed Company Manual requires that all members of a compensation committee be independent. The Corporation's HRCC complies with this requirement.

Section 303A.07(b)(iii)(A) of the NYSE Listed Company Manual requires, among other things, that the written charter of the audit committee state that the audit committee at least annually, obtain and review a report by the independent auditor describing the firm's internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues. The written charter of the Audit Committee complies with Canadian Rules but does not explicitly state that these functions are part of the purpose of the Audit Committee, which is not required by Canadian Rules.

Section 303A.08 of the NYSE Listed Company Manual requires that shareholders of a listed company be given the opportunity to vote on all equity compensation plans and material revisions thereto. Algonquin complies with Canadian Rules, which generally require that shareholders approve equity compensation plans. However, the Canadian Rules are not identical to the NYSE Rules. For example, Canadian Rules require shareholder approval of equity compensation plans only when such plans involve the issuance or potential issuance of newly issued securities. In addition, equity compensation plans that do not provide for a fixed maximum number of securities to be issued must have a rolling maximum number of securities to be issued, based on a fixed percentage of the issuer's outstanding securities, and must also be approved by shareholders every three years. If a plan provides a procedure for its amendment, Canadian Rules require shareholder approval of amendments only where the amendment involves a reduction in the exercise price or purchase price, or an extension of the term of an award benefiting an insider, the removal or exceeding of the insider participation limit prescribed by the Canadian Rules, an increase to the maximum number of securities issuable, or is an amendment to the amending provision itself.

Section 303A.09 of the NYSE Listed Company Manual requires that listed companies adopt and disclose corporate governance guidelines that address certain topics, including director compensation guidelines. Algonquin has adopted its Board Mandate, which is the equivalent of corporate governance guidelines, in compliance with the Canadian Rules. Algonquin's corporate governance guidelines do not address Director compensation, but Algonquin provides disclosure about the decision-making process for non-executive Director compensation in the annual management information circular and Algonquin has adopted a policy on share ownership guidelines for non-executive Directors.

Section 303A.10 of the NYSE Listed Company Manual requires that a listed company's code of business conduct and ethics mandate that any waiver of the code for executive officers or directors may be made only by the board or a board committee and must be promptly disclosed to shareholders. The Code of Conduct complies with Canadian Rules and does not include such a requirement.

Section 312 of the NYSE Listed Company Manual requires that a listed company obtain shareholder approval prior to the

ALGONQUIN POWER & UTILITIES CORP. 37

issuance of securities in connection with the establishment or amendment of certain equity compensation plans, issuances of securities to related parties, the issuance of 20% or greater of shares outstanding or voting power and issuances that will result in a change in control. Algonquin will follow the Canadian Rules for shareholder approval of new issuances of its Common Shares. Following the Canadian Rules, shareholder approval is required for certain issuances of shares that (i) materially affect control of Algonquin or (ii) provide consideration to insiders in aggregate of 10% or greater of the market capitalization of the listed issuer and have not been negotiated at arm's length. Shareholder approval is also required, pursuant to the Canadian Rules, in the case of private placements (x) for an aggregate number of listed securities issuable greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction if the price per security is less than the market price or (y) that during any six month period are to insiders for listed securities or options, rights or other entitlements to listed securities greater than 10% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of the closing of the first private placement to an insider during the six month period.

In addition to the foregoing, the Corporation may from time-to-time seek relief from the NYSE corporate governance requirements on specific transactions under the NYSE Listed Company Guide, in which case, the Corporation expects to make the disclosure of such transactions available on the Corporation's website at www.algonquinpower.com.



POSITION DESCRIPTIONS

Chair of the Board of Directors

The role of the Chair is to provide leadership for the Board in fulfilling the Board's duties effectively, efficiently and independent of management. The Chair also acts in a general advisory capacity to the CEO and other officers in all matters concerning the interests and management of the Corporation.

The Chair of the Board also:

- in consultation with members of the Board and management of the Corporation, sets the agenda for each meeting of the Board;
- chairs, and enables the effective functioning of, Board and Shareholder meetings;
- oversees and monitors the work of each Committee to see that delegated Committee functions are carried out and reported to the Board;
- oversees the presentation to the Board of management's strategies, plans and performance and the Board's review and approval of the same;
- assesses whether the Directors and the Committees have appropriate administrative support, access to personnel of the Corporation and access to outside advisors for the purposes of the Board fulfilling its mandate;
- oversees that independent Directors have adequate and regularly scheduled opportunities to meet to discuss issues without management present;
- in consultation with the Corporate Governance Committee, leads the review and assessment of Board meeting attendance, performance of the Board and individual Directors and the composition of the Board;
- provides input to the Corporate Governance Committee on its recommendation to the Board for approval of (i) candidates for nomination or appointment to the Board and (ii) members and chairs of Committees; and
- executes all contracts, documents or instruments in writing which require his signature.

Committee Chairs

The Board has adopted position descriptions for each Committee chair which detail the duties of the Committee chairs. Each Committee chair is required to provide leadership to the Committee members and support the Committee's effective operation in order to fulfill its mandate. The position description for the committee chairs provides that each Committee chair shall:

- chair all Committee meetings;
- provide leadership to the Committee;
- act as the communication link between the Board and the applicable Committee;
- review formal communications from the Committee to the Board before dissemination to the Board;
- manage all matters requiring Committee review in a timely and appropriate manner;
- establish in consultation with the Chair of the Board and management of the Corporation, the agenda for Committee meetings and review information packages and related events for Committee meetings with senior management of the Corporation;
- set the frequency of Committee meetings and review such frequency from time to time as considered appropriate or as requested by the Board;
- lead the annual assessment of the Committee's performance and the review of the Committee mandate; and
- maintain an effective working relationship with key advisors to the Committee.

Chief Executive Officer

The Board has adopted a position description for the CEO which details his or her duties. The CEO has responsibility for the development of and delivery against the long-term strategy and vision for the Corporation that leads to enhancement of Shareholder value. Notwithstanding the foregoing, the matters requiring Board approval include:

- all significant decisions which are outside of the ordinary course of the Corporation's business (such as major financings, major acquisitions, major dispositions, and significant new commercial relationships);
- a sale or disposition of shares or a bulk sale of assets having a transaction value above a limit established by the

38 Management Information Circular | Algonquin Power & Utilities Corp.

Board from time to time;

- any expenditure above an amount specified by the Board from time to time;
- material changes to the Corporation's organizational (legal entity) structure;
- appointment of officers; and
- such other matters as the Board may determine from time to time.

The position description for the CEO provides that he or she shall consult with the Chair of the Board on matters of strategic significance to the Corporation.

In discharging his or her responsibility for the day-to-day operation of the Corporation's business, subject always to the oversight by the Board, the CEO shall:

- oversee the effective day-to-day business affairs of the Corporation;
- maintain a positive and ethical work climate that is conducive to attracting, retaining and motivating top-quality employees at all levels;
- work with the Chair, as applicable, in determining the matters and materials that should be presented to the Board and ensure that the focus of Board meetings is on appropriate issues facing the Corporation and the industry generally;
- present the Corporation's strategic planning process and the Corporation's annual strategic and capital plans to the Board for review and approval;
- oversee the development of, and recommend to the Board, annual business plans, and budgets that support the Corporation's long-term strategy;
- work with senior management to implement the Corporation's enterprise risk management program and to identify and manage the major risks facing the Corporation;
- oversee the maintenance of an effective management team below the level of the CEO and the development of an appropriate plan for management development and succession;
- in cooperation with the Chair, the Board and the chair of the HRCC, develop an effective succession plan in place for the position of the CEO and executive management of the Corporation;
- certify the annual and interim financial statements, management's discussion and analysis of such financial statements, annual information form/annual report, quarterly reports and the design and evaluation of the Corporation's disclosure controls and procedures and internal control over financial reporting;
- serve as a spokesperson for the Corporation;
- assign to other senior management such powers and duties as the CEO may deem advisable;
- execute the Board's resolutions and policies; and
- carry out any other duties as assigned by the Board.

The CEO is also responsible to ensure the delivery of information to Directors on a timely basis to keep the Directors fully apprised of all matters which are material to the Board and to the Corporation, and to promptly alert the Chair of any material changes or events that may have a significant impact upon the risk profile, financial affairs or performance of the Corporation.

CORPORATE AND BOARD POLICIES

Code of Business Conduct and Ethics Policy

The Board has adopted a Code of Conduct that applies to everyone at Algonquin and its subsidiaries. Directors, officers, and employees are required to annually acknowledge through an online training module or in writing that they have reviewed and understood the Code of Conduct. The Code of Conduct is available on Algonquin's website at www.algonquinpower.com, under the Corporation's profile at www.sedar.com, or a copy may be obtained by contacting the Corporate Secretary, Algonquin Power & Utilities Corp., 354 Davis Road, Suite 100, Oakville, ON, L6J 2X1.

The Board regularly reviews the Code of Conduct and makes revisions as appropriate in order to update the content in keeping with best practices.

The Board and its Committees monitor compliance with the Code of Conduct through ongoing reporting by management, any whistleblower complaints or investigations and through the annual Code of Conduct training and certification process. There have been no instances of any waiver of compliance with the Code of Conduct by any Director or officer.

Disclosure Policy

The Corporation has a corporate disclosure policy to ensure that communications to investors and potential investors are timely, factual, and accurate and that the information is disseminated in accordance with all applicable legal and regulatory requirements to the investing public, analysts and the media.

Whistleblower Policy

The Corporation has a whistleblower policy ("Whistleblower Policy") that establishes a method for dealing appropriately with any complaints made by employees of irregular or dishonest accounting, internal accounting control, auditing matters, or fraudulent or illegal activity by any employee or employees. Any employee who in good faith reports such activity will be protected from threats of retaliation or discrimination as a result of the report. Any employee who retaliates against another employee who reports such activity could face disciplinary action under the Whistleblower Policy. If an employee believes that retaliation has occurred, the employee may submit a complaint in writing to the Vice President, Internal Audit, Algonquin Power & Utilities Corp., 354 Davis Road, Suite 100, Oakville, ON, L6J 2X1.

ALGONQUIN POWER & UTILITIES CORP. 39

In addition to the reporting measures mentioned above, reports under the Code of Conduct and Whistleblower Policy can also be made anonymously and addressed to the Corporation or Board of Directors. On a quarterly basis, the Internal Audit department informs the Audit Committee of all reports made under each policy and their status.

Insider Trading Policy

The Corporation has an insider trading policy ("Insider Trading Policy") which places restrictions on those in a special relationship with Algonquin (including insiders) when trading securities of APUC including Common Shares.

The Insider Trading Policy includes the following measures:

- restriction from trading securities of APUC including Common Shares during regular quarterly and annual trading blackout periods when financial results are being prepared and have not yet been publicly disclosed. These periods currently begin on the first trading day following each fiscal quarter and end at the close of trading on the first full trading day after the issuance of a press release in respect of APUC's results for such quarter (or in the case of the fourth quarter, annual results);
- communication of the dates for regular blackout periods;
- restrictions on trading any securities which gain in value if the value of Algonquin securities declines in the future (e.g. short selling), "call" options or "put" options; and
- prohibition from communicating inside information to others other than in the necessary course of business.

The Corporation's Insider Trading Policy also provides that all employees (including Directors and NEOs) are prohibited from, directly or indirectly, undertaking any of the following activities:

- speculating in securities of the Corporation, which may include buying with the intention of quickly reselling such securities, or selling securities of the Corporation with the intention of quickly buying such securities (other than in connection with the acquisition and sale of securities under the Corporation's Stock Option Plan or any other APUC benefit plan or arrangement);
- buying APUC securities on margin (other than in connection with the acquisition and sale of securities under the Stock Option Plan or any other APUC benefit plan or arrangement);
- short selling a security of the Corporation or any other arrangement that results in a gain only if the value of the Corporation's securities declines in the future;
- selling a "call option" giving the holder an option to purchase securities of the Corporation;
- buying a "put option" giving the holder an option to sell securities of the Corporation; and
- pledging APUC securities as security for a limited recourse or non-recourse loan.

All reporting insiders are required to disclose all trading activity pursuant to Canadian securities laws. As required by Canadian securities laws, reporting insiders must file insider reports via the Internet-based System for Electronic Disclosure by Insiders. Management regularly reviews the Insider Trading Policy to ensure it reflects current best practices and developments.

Conflicts of Interest

Directors are required to declare any conflict of interest which they may have in a matter before the Board and to refrain from voting in respect of the matter in which the Director is interested.

COMPENSATION GOVERNANCE

The Board has established that the HRCC will have responsibility for reviewing the alignment of Algonquin's compensation programs, including incentive pay programs, with the Corporation's strategic plans and risk profile, the Corporation's performance, and its risk management principles. The HRCC annually reviews and makes recommendations to the Board regarding compensation of the CEO and the Vice Chair and reviews and approves compensation recommendations of the CEO with respect to the compensation for other members of senior management of the Corporation. The HRCC oversees the administration of incentive plans providing for the award of annual incentives, Options, restricted share units ("RSUs"), performance share units ("PSUs"), and DSUs in accordance with the provisions of the respective plans. In addition, the HRCC annually reviews compensation of the Directors, the Chair of the Board and the chairs of the Committees.

The HRCC reviews, and recommends to the Board of Directors, compensation policies and processes and any new incentive compensation and equity compensation plans or changes to such plans.

The HRCC also reviews and approves management succession plans, and approves the appointment and reviews compensation of officers reporting directly to the CEO as well as the grant of any Options, RSUs or PSUs to those individuals. The HRCC also has responsibility for assessing, on an annual basis, the performance of the CEO and Vice Chair, and reviewing with the CEO the performance of the executive team.

The HRCC retains the services of independent advisors as needed in order to assist in fulfilling its duties. In 2017, the HRCC first retained the services of Hugessen Consulting Inc. ("Hugessen") as its independent advisor. Hugessen provided counsel on the competitiveness and appropriateness of compensation practices and comparator groups for Algonquin and its affiliates. The scope of services includes competitive benchmarking of senior executive and Board compensation levels, the review and assessment of the Corporation's current executive compensation philosophy, policies and practices, a review of pay and performance comparators, and a review of the design of the incentive plans. Management of the Corporation have engaged the services of independent compensation consultants Mercer (Canada) Limited ("Mercer") as advisors to provide data services, pension and benefits advice, compensation analysis and other information required for the development of compensation recommendations and management of existing programs. Prior to 2017, Mercer also was the advisor to the HRCC on executive compensation matters.

40 Management Information Circular | Algonquin Power & Utilities Corp.

     NON-EXECUTIVE DIRECTOR COMPENSATION  ALGONQUIN POWER & UTILITIES CORP.  41

 Annual Board Retainers and Fees  2018 Retainer/Fee(US$)  Chairman of the Board(1)  275,000  Annual Board Retainer – Directors (the “Annual Board Retainer”)  130,000  Meeting Fee  1,500  Travel Fee  1,500  Additional Retainers:    Chair of Audit Committee  15,000  Chair of Other Committees  7,500  (1) The Chair does not receive any meeting fees in addition to the annual retainer received but receives a travel fee if applicable.  COMPENSATION DECISION-MAKING PROCESSThe HRCC reviews annually and engages an independent advisor to benchmark at least biennially, the amount and form of non-executive Directors’ compensation with a view to aligning the interests of Directors and Shareholders and providing market-competitive compensation. Directors who are officers of Algonquin (Messrs. Robertson and Jarratt) receive no remuneration as Directors.  The HRCC works with its external compensation advisor to develop appropriate benchmark data to ensure that the compensation paid to Directors is aligned with the market median level of compensation earned by board membersat comparable companies in Canada and the U.S. The same benchmarking peer group is utilized for board compensation and executive compensation (the “Comparator Group”,as defined under the heading “Compensation Comparator Group” on page 51). U.S. board compensation is included in the analysis as the Corporation seeks to attract and retain U.S. resident Directors with industry and market experience in that jurisdiction. The HRCC also takes into account director remuneration levels at public companiesin Canada that are listed on the TSX. As part of its review, in addition to competitive market data, the HRCC considers the responsibilities and time commitment required of Directors in the fulfillment of their responsibilities.  The HRCC reviewed Board compensation in 2018 and determined that the annual retainer paid to the Chair would be increased to US$275,000 from US$220,000 to align the compensation paid to the Chair at the median paid by the Canadian Comparator Group (as defined below) and to better reflect the time commitment required for the role.The Annual Board Retainer payable to board members was increased by US$10,000 payable in additional DSUs. The HRCC also determined in 2018, that the annual retainer to the Chair of the Audit Committee should be increased to US$15,000 per annum from US$12,000 to align to the median of the Canadian Comparator Group data.  The following table sets out the retainer and meeting fees payable to Directors during 2018. The Corporation pays a meeting fee of US$1,500 plus a travel fee of US$1,500 for any travel exceeding 1,000 km on a roundtrip basis to attend meetings or Board training.  The Corporation has adopted a policy requiring payment of a portion of the Annual Board Retainer through the issuance of DSUs under the Directors’ Deferred Share Unit Plan (the “DSU Plan”). In 2018, US$70,000 of the US$130,000 Annual Board Retainer was payable as DSU awards. Prior to 2018, 50% of the Annual Board Retainer was payable in DSUs. This approach serves to create alignment of a meaningful portion of Director’s compensation with the experience of Shareholders. Directors also have the ability to elect additional portions of their annual remuneration in DSUs. In 2018, Mr. Moore, Chair of the Board, elected to receive 100% of his annual retainer remuneration in DSUs. All other non-executive Directors received US$70,000 of their Annual Board Retainer in DSUs.While the Stock Option Plan permits issuance of Options to Directors, the Corporation does not currently have any plans to utilize Options as a form of Director compensation.  42  Management Information Circular | Algonquin Power & Utilities Corp.

 “  The DSU Plan  is intended to  promote a greater  alignment of long-term  interests between  non-executive Directors  of the Corporation  and Shareholders...  ”  DIRECTOR DEFERRED SHARE UNIT PLAN  The DSU Plan is intended to promote a greater alignment of long-term interests between non-executive Directors of the Corporation and Shareholders through the issuance of Common Shares under the DSU Plan. The Board utilizesDSUs issued under the DSU Plan as part of the Corporation’s overall Director compensation plan and has adopted a policy of paying a meaningful portion of the Annual Board Retainer through the issuance of DSUs. Since the value of DSUs increases or decreases with the price of the Common Shares, DSUs reflect a philosophy of aligning the interests of Directors with those of the Shareholders by tying DSU compensation value to share price performance.  The Shareholders first approved the DSU Plan in 2011.The DSU Plan was subsequently amended in 2014 and 2016.The DSU Plan as amended was approved by Shareholders on June 9, 2016. The maximum  number of Common Shares available for issuance upon the vesting of DSUs is 1,000,000 Common Shares (which as at December 31, 2018, represented approximately 0.21% of the issued and outstanding Common Shares), and may not exceed, in combination with shares issuable under all other securities-basedcompensation arrangements of the Corporation (including the Stock Option Plan) 8% of the issued and outstanding Common Shares from time to time. As of December 31, 2018, 380,656 Common Shares were issuable under current DSU awards made, which represents approximately 0.08% of the issued and outstanding Common Shares as at that date.  The DSU Plan provides that, subject to the terms of the DSU Plan and such other conditions as the Corporate Governance Committee may impose, a Director who is not an employee of the Corporation or an affiliate of the Corporation (an“Eligible Director”) may elect to receive his or her Annual Cash Remuneration (as defined below) in the form of DSUs, cash, or any combination of DSUs and cash.  An Eligible Director’s “Annual Cash Remuneration” is all of the amounts ordinarily payable in cash to such Director in respect of the services provided by such Director to the Corporation as a member of the Board in a fiscal year (including Annual Board Retainers and fees for serving as the chair or a member of a Committee).  All DSUs issued with respect to Annual Cash Remuneration will be credited to the Eligible Director’s DSU account on each conversion date (generally being the last day of a fiscalquarter or such other dates as determined by the Board or the Corporate Governance Committee), by dividing the portion  of the Eligible Director’s Annual Cash Remuneration for the applicable period to be satisfied by DSUs by the Fair Market Value of the Common Shares on the conversion date. For the DSU Plan, “Fair Market Value” of the Common Shares is the volume weighted average trading price of the CommonShares on the TSX for the five days immediately preceding the date in question.  On each payment date for dividends paid on Common Shares, an Eligible Director’s DSU account will also be credited with dividend equivalents on the DSUs credited to such account as of the record date for such dividends. Such dividend equivalents shall be converted into additional DSUs (including fractional DSUs) based on the Fair Market Value of the Common Shares as of the date on which the dividends on the Common Shares are paid.  Each participant in the DSU Plan shall be entitled to redeem his or her DSUs following the date upon which the Eligible Director ceases to hold any position as a Director or a director of the Corporation’s affiliates and is no longer otherwise employed by the Corporation or its affiliates, including in the event of death of the participant (the “Termination Date”). The Eligible Director may elect up to two separate dates, between the Termination Date and December 15 of the year following year in which the Termination Date occurs, as of which either a portionor all of the DSUs credited to such Director’s account shall be redeemed (each such date being an “Entitlement Date”). For Directors resident or a citizen of the U.S. (each a “US Director”), such election must be made at the same time a US Director elects to receive DSUs.  In addition, the DSU Plan contains certain terms and conditions relating to administration of the DSU Plan with respect to US Directors and elections by US Directors under the DSU Plan, so as to ensure compliance with Section 409A of the U.S. Internal Revenue Code of 1986, as amended and applicable regulations thereunder.  Where the Eligible Director does not select an Entitlement Date or Entitlement Dates, there will be a single Entitlement Date being December 15 of the year following the year in which the such Director’s Termination Date occurs (subject to extension, to no later than December 31 of such year, in the event that the Corporate Governance Committee is unableto compute the final value of DSUs recorded in the Director’s DSU account by reason of unavailability of market value data), other than in the case of the death of a US Director, in which circumstances payment shall be made no later than December 31 of the calendar year in which the death occursor, if later, the 15th day of the third month following such US Director’s date of death.  ALGONQUIN POWER & UTILITIES CORP.  43

An Eligible Director (or the beneficiary of an Eligible Director, as the case may be) who redeems DSUs is entitled to receive cash, Common Shares or a combination of cash and Common Shares, at the discretion of the Board. Where settlement of any DSUs is made in cash, the Eligible Director (or his or her beneficiary) will, subject to any withholding tax, receive a lump sum cash payment equal to the Fair Market Value of the Common Shares on the payment date multiplied by the number of whole and fractional DSUs being settled by way of such cash payment. Settlement of DSUs in Common Shares may be made by Common Shares issued from treasury (without the issuance of any fractional Common Shares, the entitlement for which will be cancelled without payment) or through Common Shares purchased on the open market by an independent broker.

Rights of Eligible Directors respecting DSUs and other benefits under the DSU Plan shall not be transferable or assignable other than by will or the laws of descent and distribution.

The Board may without Shareholder approval amend, suspend or cancel the DSU Plan or DSUs granted thereunder as it deems necessary or appropriate, provided that:

- any approvals required under applicable law or the applicable stock exchange rulesare obtained;
- Shareholder approval will be sought where the proposed addition or amendment results in: (i) an increase in the maximum number of Common Shares issuable from treasury under the DSU Plan; (ii) a change in the definition of Fair Market Value which would result in a decrease in the value of DSUs redeemed under the DSU Plan; (iii) a change in the term of any DSUs; (iv) a change in the vesting provisions of the DSU Plan; or (v) an amendment to the amending provisions of the DSU Plan; and
- no such amendment shall, without the consent of the Eligible Director or unless required by law, adversely affect the rights of an Eligible Director with respect to any amount in respect of which an Eligible Director has then elected to receive DSUs or DSUs which the Eligible Director has then been granted under the DSU Plan.

The DSU Plan also provides that the maximum number of Common Shares issuable to insiders (as that term is defined by the TSX) pursuant to the DSU Plan, together with any Common Shares issuable pursuant to any other securities-based compensation arrangement of the Corporation, will not exceed 10% of the total number of outstanding Common Shares. Further, the maximum number of Common Shares issuable to insiders pursuant to the DSU Plan, issued within a one year period, together with any Common Shares issuable pursuant to any other securities-based compensation arrangement of the Corporate, shall not exceed 10% of the total number of outstanding Common Shares.

The table below summarizes certain ratios as at December 31 of 2018, 2017 and 2016 regarding the DSU Plan, namely dilution, burn rate and overhang. Dilution and overhang are measured as a percentage of the total number of Common Shares outstanding as of December 31, 2018, 2017, and 2016 and burn rate is measured using the weighted average number of Common Shares outstanding during the relevant fiscal years as noted.

	December 31, 2018	December 31, 2017	December 31, 2016
Dilution Total number of DSUs outstanding divided by total number of Common Shares outstanding as at the end of the fiscal year noted.	0.08%	0.07%	0.08%
Burn Rate Total number of DSUs granted in a fiscal year, divided by the weighted average number of Common Shares outstanding during the relevant period noted.(1)	0.02%	0.02%	0.02%
Overhang Total DSUs outstanding plus the number of units available to be granted pursuant to the DSU Plan, divided by the total number of Common Shares outstanding as at the end of the fiscal year noted.(2)	0.20%	0.23%	0.36%(3)

(1) The weighted average number of securities outstanding during the period is the number of securities outstanding at the beginning of the period, adjusted by the number of securities bought back or issued during the period multiplied by a time-weighting factor. The time weighting factor is the number of days that the securities are outstanding as a proportion of the total number of days in the period. The weighted average number of securities outstanding is calculated in accordance with the CPA Canada Handbook, as such may be amended or superseded from time to time.

(2) The total number of DSUs that can be issued under the DSU Plan as of December 31, 2018, is 619,344 (being 1,000,000 reserved less units issued and outstanding of 380,656).

(3) In 2016, Shareholders approved an increase in the maximum number of Common Shares issuable from treasury on the redemption of DSUs to 1,000,000 from 200,000.

44 Management Information Circular | Algonquin Power & Utilities Corp.

ATTENDANCE AND TRAVEL FEES

With the exception of the Chair of the Board, Directors are also entitled to receive additional remuneration for attending meetings of the Board or of a Committee in the amount of US$1,500 per meeting. When travel to a meeting, corporate event or board education session exceeds 1,000 km on a round trip basis, Directors (including the Chair) receive a US$1,500 travel fee for the meeting or session. Directors are also entitled to be reimbursed for their reasonable out-of-pocket expenses incurred in connection with the conduct of the Corporation's business.

INDEBTEDNESS OF DIRECTORS AND OTHERS

No current or former Directors or officers of Algonquin, or any of its subsidiaries, had any loans with Algonquin or any of its subsidiaries at any time in 2018.

NON-EXECUTIVE DIRECTOR COMPENSATION TABLE

For the fiscal year ended December 31, 2018, each non-executive Director earned amounts as indicated below in Canadian dollars on account of retainer and meeting attendance fees.

Director	Fees Earned(1)	Share- Based Awards(2)	All Other Compensation	Total(1)
Kenneth Moore Chair of the Board	$1,975	$357,500	-	$359,475
Christopher J. Ball Chair, Audit Committee	$142,282	$100,750	-	$243,032
Melissa Stapleton Barnes	$118,655	$91,000	-	$209,655
D. Randy Laney	$140,349	$91,000	-	$231,349
Masheed Saidi Chair, Risk Committee	$135,389	$95,875	-	$231,264
Dilek Samil(3) Chair, HRCC	$149,272	$95,875	-	$245,147
George Steeves Chair, Corporate Governance Committee	$125,476	$95,875	-	$221,351

(1) Amounts disclosed represent the aggregate cash remuneration paid to each non-executive Director for (a) attending quarterly meetings, the annual Shareholder meeting, Committee meetings, the annual budget approval meeting, annual strategy sessions and business development meetings; (b) if applicable, acting as Chair of the Board or chair of a Committees; and (c) additional amounts paid for special committee work.

(2) All non-executive Directors receive part of their Annual Board Retainer in the form of DSUs. A DSU has a value equal to one Common Share. DSUs cannot be redeemed until the Director retires, resigns, or otherwise leaves the Board. All of the Annual Board Retainer was paid in DSU units for Mr. Moore. All of the other non-executive Directors received US$70,000 of their Annual Board Retainer in DSUs Directors may elect each year to receive a higher percentage of compensation in DSUs than the mandated amount.

(3) All amounts in this table other than meeting fees were converted from US$ to C$ using a rate of 1.3x. Meeting fees and travel fees paid were converted from US$ to C$ using spot rates at the end of each calendar quarter.

ALGONQUIN POWER & UTILITIES CORP. 45

     EXECUTIVE COMPENSATION  46  Management Information Circular | Algonquin Power & Utilities Corp.

LETTER TO SHAREHOLDERS
FROM THE HUMAN RESOURCES AND COMPENSATION COMMITTEE

DEAR SHAREHOLDER,

Algonquin owns and operates a diversified portfolio of regulated and non-regulated generation, distribution and transmission utility assets which are expected to deliver predicable earnings and cashflows. The Corporation seeks to create increasing shareholder value through a strategy that delivers real per share growth in earnings and cash flows that support a growing dividend and share price appreciation. In support of this strategy, our executive compensation philosophy has been developed to ensure that pay is aligned with performance and that executive management is appropriately rewarded when performance of the Corporation creates growth in Shareholder value.

The HRCC has oversight of the Corporation's overall compensation strategy and the governance practices relating to executive compensation. We are pleased to provide this report on our compensation decisions and approach to executive compensation for 2018 and to provide an update on the key areas of focus for the HRCC in 2019 and beyond. We hope that the information and discussion below relating to our approach to executive compensation and the decisions we have made relating to executive pay for 2018 will provide you with the information necessary to make an informed decision as you cast your vote on executive compensation at the upcoming Meeting. Last year in our Say on Pay vote, 98.12% of the votes cast by our Shareholders were in support of our approach to compensation.

2018 PERFORMANCE

2018 continued to be another year of strong performance by the Corporation as evidenced by record net adjusted earnings and Adjusted EBITDA. During 2018, the Corporation announced an agreement to acquire New Brunswick Gas and acquired a 41.5% interest in Atlantica Yield plc in support of our international growth strategy. Algonquin also made strong progress on moving forward regulatory approvals for the acquisition of St. Lawrence Gas and for the Customer Savings Plan initiative which will bring renewable energy more cost effectively to Liberty Utility customers in the central U.S. Continued growth in earnings and cash from operations enabled the Board to increase the annual dividend on the Common Shares by 10% for another consecutive year.

In addition to the foregoing, these additional highlights of Algonquin's financial performance in 2018 are noteworthy:

- Annual revenue increased 8.2% to US$1,647.4M, as compared to US$1,521.9M in 2017;
- Adjusted EBITDA increased 16.5% to US$803.3M, as compared to US$689.4M in 2017;
- Adjusted Net Earnings per share ("Adjusted EPS") increased 15.8% to US$0.66, as compared to US$0.57 in 2017;
- Algonquin's total assets increased 12% to US$9.4 billion, as compared to US$8.4 billion in 2017; and
- Total shareholder return ("Total Shareholder Return" or "TSR") was 1.42% in 2018, as compared to a TSR performance for the S&P/TSX Capped Utility Index of -7.69%.

In light of this strong performance, the HRCC assessed the 2018 Corporate Scorecard performance at 145% and the 2016 PSU awards vested at 1.685x the original units granted.

2018 PERFORMANCE

Revenue	Adjusted EBITDA	Adjusted Net Earnings Per Share
US$ 1.65 BILLION	US$ 803 MILLION	US$ 0.66
↑8%	↑17%	↑16%

ALGONQUIN POWER & UTILITIES CORP. 47

2018 COMMITTEE INITIATIVES

During 2018, the HRCC's work focused on ensuring that Algonquin maintains competitive compensation practices that reward performance. The HRCC assesses existing programs and practices on an annual basis with a view to determining their continuing effectiveness and alignment with the overall business strategy of Algonquin. Changes to pay practices and policies in 2018 were primarily incremental and refinements to changes made over the prior two years. The following summarizes the initiatives undertaken by the HRCC during 2018:

- Corporate Scorecard and Annual Incentive Metrics: The HRCC worked with its external advisor, Hugessen and with management to simplify the Corporate Scorecard in order to reduce and better align scorecard metrics with the business strategy of the Corporation. Additionally, while individual performance and leadership metrics were previously assessed together as part of the annual performance review process, commencing in 2018, specific leadership metrics were developed and will be assessed separately from other performance criteria. This reflects an increasing focus by management on development of a capable and talented leadership group to support ongoing growth and succession;
- Long Term Incentive Pay Mix: During 2018, the HRCC determined that the mix of Options and PSUs comprising the long term incentive program should be adjusted to increase the percentage of PSUs relative to Option grants. During 2018, 75% of the long term incentive award for executives was provided in the form of PSUs. This was done to more strongly tie long term incentives to a broader range of performance metrics than stock price performance. The performance criteria applied to PSUs include financial, customer satisfaction and safety results as well as TSR during the relevant period; and
- Focus on Leadership Development and Succession Planning: The name change of the HRCC in 2018 from the Compensation Committee reflects the broader scope of the committee's mandate in addition to oversight of compensation matters. During 2018, the HRCC continued its oversight of the development of programs for leadership development and succession that are important to support the Corporation's growth strategy in the future. The HRCC also continued its ongoing review of progress on initiatives relative to diversity in the workforce and in corporate leadership.

EXECUTIVE COMPENSATION COMPONENTS AND MIX

Executive compensation at APUC is comprised of the following elements:

- Base Salary;
- Short-Term Annual Incentive;
- Long-Term Incentive; and
- Pension and Other Benefits.

Each of these components is discussed in more detail in the disclosure that follows this letter.

The HRCC believes that compensation should be strongly tied to performance, and the compensation mix of the CEO and the other NEOs reflects this through a significant component of at risk pay for each executive. A greater portion of the compensation adjustments for the CEO and other NEOs in 2018 was through increased pay-at-risk. For 2018 the compensation mix of the CEO and Vice Chair consisted of 23% base salary with pay-at-risk compensation representing 77% of total target compensation. 2018 pay-at-risk for other members of the executive team ranged from approximately 63% to 65%.

2018 CEO COMPENSATION DECISIONS

Corporate performance, both annual and long term, is the driver of executive compensation at Algonquin and is measured against established objectives. The continued strong performance of the Corporation in 2018 delivered by the executive team resulted in the HRCC making the decisions outlined below regarding 2018 compensation.

2018 Base Salary

The HRCC worked with its external advisor, Hugessen, to assess the alignment of CEO and other executives' compensation with the market median of the Corporation's Comparator Group. As a result of this review, Mr. Robertson's 2018 base salary was increased to $920,000 from $900,000, an increase of 2.2%.

2018 Short-Term Annual Incentive

The short-term annual incentive award for the CEO is based upon the achievement of goals and objectives approved by the Board as set out in the Corporate Scorecard, in individually assigned objectives and upon assessment of leadership behaviours relative to the model leadership behaviours established by the Corporation. For 2018, Mr. Robertson's target annual incentive was set at 100% of his base salary as compared to 80% for the prior year. This adjustment was made to move alignment closer to the median of the Comparator Group. Based on the Corporation's performance in 2018, Mr. Robertson's bonus award for 2018 was $1,113,149 representing a payout of 121% of the target. Mr. Robertson's bonus is based 50% on Corporate Scorecard performance results (2018 results: 145% achievement), 40% on achievement of individual objectives and 10% on leadership development performance which were assessed by the HRCC at 98% and 94% of target respectively for 2018. Additional detail on the 2018 Corporate Scorecard results and bonus calculations can be found in the discussion on page 56 under the heading *"Short-Term Incentive Plan"*.

EXECUTIVE COMPENSATION AT APUC CONSISTS OF:



$
2018
$
Base salary
Annual incentive
Long-term incentive
Pension and other benefits

48 Management Information Circular | Algonquin Power & Utilities Corp.

CEO/VICE CHAIR PAY MIX
OTHER NEOs PAY MIX
23% STIP / 54% LTIP
77% Pay at Risk
23% Base Salary
CEO/VICE CHAIR
22% STIP / 43% LTIP
65% Pay at Risk
35% Base Salary
CFO
22% STIP / 41% LTIP
63% Pay at Risk
37% Base Salary
CTO
40% STIP / 25% LTIP
65% Pay at Risk
35% Base Salary
CDO
22% STIP / 41% LTIP
63% Pay at Risk
37% Base Salary
FORMER COO

2018 Long-Term Incentive

Long-term incentive awards made annually are based upon target levels established by the HRCC. For 2018, the HRCC set the target long term incentive for the CEO at 235% of base salary. This represented an increase of approximately 9% over the prior target of 215%, moving total target compensation closer to the median of the Canadian Comparator. For 2018 the long-term incentive was provided as 75% of the award in PSUs which vest only if specific performance criteria approved by the Board are achieved over a three year period commencing in 2018 and 25% in Options which vest annually over the three years. The performance criteria for the 2018 PSU awards are based on financial results, safety results and customer satisfaction scores achieved during the award vesting period and the award may be modified by between 80% and 120% based on TSR performance of the Corporation's Common Shares relative to the S&P/TSX Capped Utilities Index. The PSU performance metrics are described in more detail in the discussion at page 64 under the heading *"The Share Unit Plan"*. The 2016 PSU awards granted to Mr. Robertson vested December 31, 2018 and based upon the performance achieved during the three year performance period, Mr. Robertson received an award payout at 1.685x the original number of units awarded or 2.09x the original grant value.

We are confident that the decisions made in respect of 2018 compensation for Mr. Robertson and the other NEOs appropriately reflect the achievements of 2018 and the delivery of increasing Shareholder value.

LOOKING FORWARD TO 2019

The HRCC's work plan for 2019 includes the following key initiatives:

- Re-Assessment of our Comparator Group and Pay Review: The HRCC performs a re-assessment of the Comparator Group biennially and the next re-assessment will occur in 2019. Continued consolidation in the utilities industry as well as continuing growth in assets and revenue of the Corporation require that we ensure on an ongoing basis that our Comparator Group represents a mix of appropriate comparable businesses in size and complexity. Upon completion of the Comparator Group re-assessment the HRCC will undertake a review of executive and Director compensation to ensure the Corporation's compensation levels remain competitive.

- Compensation Risk Assessement: The HRCC undertakes compensation program risk assessments every two to three years. The next assessment is scheduled to be completed in 2019.

- Sustainability Metrics: We are currently reviewing the addition of sustainability performance metrics to the Corporation's Corporate Scorecard. Sustainability forms a cornerstone of our business model and strategy. The addition of appropriate sustainability metrics as a component of the assessment of management performance will help to further align management performance with the expectations of employees, customers and shareholders.

- Leadership Development and Succession: A key area of focus for the HRCC remains oversight of human resources programs and policies that support leadership development and succession. As the Corporation continues to grow and integrate new acquisitions, development of a strong and capable group of leaders who build a common culture remains a key priority.

The HRCC will continue to monitor developments and trends in compensation governance during 2019 with a view to continually evolving compensation governance matters. The HRCC believes that the executive compensation approach of the Corporation is appropriately linked to performance and ensures alignment with the interests of our Shareholders.

We invite you to review our compensation programs in more detail in the *Compensation Discussion & Analysis* that follows and welcome any feedback or questions that you might have, which can be provided by contacting our Investor Relations Office.

Dilek Samil
Board Director and Chair,
Human Resources & Compensation Committee

Christopher Ball
Board Director and Member,
Human Resources & Compensation Committee

D. Randy Laney
Board Director and Member,
Human Resources & Compensation Committee

ALGONQUIN POWER & UTILITIES CORP. 49

                                                                                                                                                                             COMPENSATION HIGHLIGHTS  A pay for performance philosophy has been adopted by the HRCC in developing compensation for executives.  All members of the HRCC are knowledgeable and experienced individuals who have the necessary background and expertise to fulfil their duties.  Algonquin’s compensation programs have been developed to align closely with corporate strategy.  Independent third-party consultants are employed by the HRCC to establish appropriate comparators for compensation and to develop compensation for executives that iscompetitive in the market.  Executive pay is aligned with Shareholder interests by having a significant component “at risk” and tied to both short and long-term objectives, including relative TSR performance in the case of PSU awards.  Caps on payouts, vesting requirements and share ownership requirements are part of the overall plan design.  Minimum share ownership requirements are in place for Named Executive Officers.  A substantial portion of long-term incentive is deferred to discourage executives from taking short-term or excessive risks.  Performance-based compensation is subject to our clawback policy.  Our executive employment agreements contain double trigger provisions in the event of a change of control.                        50  Management Information Circular | Algonquin Power & Utilities Corp.

                                             COMPENSATION DISCUSSION & ANALYSIS  ANNUAL COMPENSATION DECISION-MAKING PROCESS  The Corporation has developed a comprehensive annual process for making decisions regarding compensation for the executive officers of the Corporation. This process involves the following steps:  Using management’s analysis and data, including peer group information, compensation trend information, internal equity considerations and performance against objectives, the CEO makes recommendations regarding executive compensation for the executive team including the Named Executive Officers, other than for the CEO and Vice Chair, to the HRCC.The HRCC reviews and considers these recommendations, as well as the compensation of the CEO and Vice Chair, using benchmark information, with the assistance of external compensation consultants and other information as required, and makes recommendations to the Board.The Board considers and grants final approval for CEO and Vice Chair compensation decisions, with decisions being made by the non-executive Directors (being all Board members other than the CEO and Vice Chair).  The HRCC considers and approves the compensationof the executive team members other than the CEO and Vice Chair.  The foregoing process is generally completed within the first quarter of each new financial year of the Corporation. As part of the process, the HRCC, in consultation with the Board, also sets the performance objectives for the CEO and Vice Chair for the coming year. Performance objectives for the CEO and Vice Chair are set out annually in the Corporate Scorecard and in leadership and individual objectives. Performance objectives for the other senior officers of the Corporation are set by the CEO and reviewed and approved by the HRCC. Performance objectives for other senior officers include business unit or divisional objectives established annually by the CEO.  For the purposes of determining bonus awards under the Corporation’s short-term incentive plan, the HRCC annually approves the Corporate Scorecard which sets out corporate objectives against which corporate performance is measured, with the results being used to calculate bonuses for executive officers and other employees of the Corporation in conjunction with performance relative to business unit, leadership and individual objectives.  The HRCC works with an independent compensation advisor to monitor the effectiveness of the Corporation’s compensation policies, plans, and programs to ensure thatthe Corporation is competitive and able to attract, retain and  motivate executives (as well as all other employees) and that Compensation Plans are aligned with corporate strategy and reward achievement of the Corporation’s goals.  To allow the HRCC to establish compensation levels that are appropriate and remain market competitive, a completebenchmarking review, by an external consultant, takes place every two (2) years. Typically the review scope includes a review, and if appropriate amendments to, the constituents of the Compensation Comparator Group, competitive market reviews of senior executive compensation levels, review and observations of current executive compensation philosophy, policies and practices, and a review of pay and performancecomparators.  COMPENSATION COMPARATOR GROUP  In order to establish appropriate compensation levels relative to the Corporation’s peer market, the HRCC worked with Hugessen in 2017 to develop a comparator group of Canadian and U.S. organizations primarily engaged in Algonquin’s business sectors (independent power producers and utilities and other sectors of similar complexity) (the “Comparator Group”). In the case of the Canadian group, general industry peers have been included as the Canadian market doesnot have a suitably sized industry peer group meeting the criteria established for the development of the peer group as described below.  The Comparator Group was further refined in late 2017 to take into account industry mergers. The Comparator Group consists of a Canadian peer group and a US-based peer group with the intention that the Canadian peer group (the“Canadian Comparator Group”) be the primary benchmarking group with the U.S. peer group (the “US Comparator Group”) used in specific situations where the location of work ofthe executive or the talent pool for recruiting for a role is primarily the U.S. market. The Canadian Comparator Group was developed by considering general industry peers having a similar total enterprise value, total asset size, total revenues, and general business model similarity to the Corporation. The lack of sufficient direct industry peers in Canada of similar size required broader selection criteria in order to develop an appropriate peer group. In the case of the US Comparator Group, the peer comparator group was developed from close industry peers selected based on similar operations andwith similar total enterprise value, total assets size and total revenues. The Canadian Comparator Group consists of twelve(12) companies with a median total enterprise value of $12.7 billion, median total asset value of $10.9 billion and median revenues of $2.4 billion. The US Comparator Group consists of eleven (11) companies with a median total enterprise value of $8.2 billion, median total asset value of $10.5 billion and median revenues of $3.5 billion. The market benchmarking for the Corporation’s compensation structure is based on compensation data from the Comparator Group.  ALGONQUIN POWER & UTILITIES CORP.  51

   Great Plains Energy Incorporated has merged with Westar Energy and the new merged entity is called Evergy, Inc. effective from November, 2018.Vectren Corporation was acquired by CenterPoint Energy in February of 2019.  COMPENSATION COMPARATOR GROUPThe following bar charts are relative positioning of the Corporation’s enterprise value, asset value and revenues as compared to the Canadian Comparator Group:TOTAL ENTERPRISE VALUE TOTAL ASSETS REVENUE                                                      $12,186  $12,168  $6,000  $8,000  $10,000  $12,000  $14,000  $16,000  $18,000  CAD ($M)                                          $2,135  $1,500  $2,000  $2,500  $3,500$3,000  $4,000  $4,500  $5,000  COMPARATOR GROUP DATA RANGE        CANADIAN COMPARATOR GROUPAltaGas Ltd. ATCO Ltd.Cameco Corporation Capital Power CorporationH&R Real Estate Investment Trust Inter Pipeline Ltd.Methanex Corporation Northland Power Inc. Open Text CorporationPembina Pipeline Corporation Riocan Real Estate Investment Trust TransAlta Corporation  US COMPARATOR GROUPAlliant Energy Corporation Atmos Energy Corporation Westar Energy, Inc.Great Plains Energy Incorporated(1)IdaCorp. Inc.National Fuel Gas Company OGE Energy Corp.PNM Resources, Inc.Portland General Electric Company Southwest Gas Holdings, Inc.Vectren Corporation(2)  THE 2018 COMPENSATION COMPARATOR GROUP CONSISTS OF THE FOLLOWING ENTITIES  $4,000 $1,000While the intention is to use a consistent list of comparators from year to year, the comparatorsused for compensation review are subject to periodic change due to: (a) the availability of relevant pay data,(b) mergers and acquisitions, and (c) relevance of new comparators based on updated financial metrics.All Figures as of December 31, 2018 in CAD (converted from USD at rate of C$1 = US$0.7716). Source: CapIQNote that the above bar charts include only Canadian peers, as Canadian peers were the primary means of comparison.                         75th Percentile50th Percentile 25th PercentileAlgonquin  52  Management Information Circular | Algonquin Power & Utilities Corp.

RISK MANAGEMENT AND COMPENSATION

The Corporation has implemented compensation policies and has compensation practices in place to ensure that a Named Executive Officer or an individual within a principal business unit does not take inappropriate or excessive risk. These policies and practices include:

- caps on payouts under short-term incentive plans (200% of target);
- performance factors with caps on the number of units that can be issued under awards made pursuant to the Share Unit Plan;
- termination and severance provisions with double triggers in the event of a change in control;
- executive share ownership guidelines that align the interests of senior officers with the interests of Shareholders;
- adoption of a clawback policy;
- inclusion of non-financial performance measures in incentive compensation programs; and
- Board discretion to amend the final payout of the incentive compensation programs.

As part of the HRCC's oversight responsibilities for the design and administration of the Corporation's executive compensation programs, the HRCC identifies and discusses plan design features or processes that may potentially represent conflicts of interest and/or inducements for unnecessary or excessive risk-taking by senior executives.

The HRCC also satisfies itself as to the adequacy of the information it receives, the independence of the review, and reporting of financial results on which certain important compensation decisions (e.g. the amount of annual incentive to be paid) are based.

These existing safeguards notwithstanding, the HRCC periodically reviews the relationship between enterprise risk and the Corporation's executive compensation plans and policies to confirm that they continue to be optimally aligned with Shareholder interests while maintaining an acceptable level of risk exposure.

The HRCC has engaged independent advisors to assess the potential risks associated with the compensation programs and policies of Algonquin. These reviews include an assessment of each of the Corporation's incentive compensation programs individually, as well holistically, to identify any risks inherent in the design or application of the programs.

The HRCC commissioned an external assessment of programs by Mercer in 2016 and a supplemental assessment of certain program changes in 2017. The assessment reports to the HRCC did not identify any material risks arising from the Corporation's compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation.

Based upon its ongoing assessment and the Mercer report, the HRCC has concluded that the Corporation's compensation programs do not create inordinate risk for the Shareholders because an appropriate system of checks and balances are in place. When material changes are proposed to existing compensation plans or new plans are developed, it is the HRCC's practice to engage its independent advisor to review the potential changes as well as any differences in risk profile.

FEES PAID TO COMPENSATION CONSULTANTS

The fees paid by the Corporation to its compensation advisors for the work performed in the years noted are as follows:

	2018		2017	
Advisor	Executive Compensation-Related Fees	All Other Fees(1)	Executive Compensation-Related Fees	All Other Fees(1)
Hugessen Consulting Inc.	$160,483	-	$303,942	-
Mercer (Canada) Limited	-	$102,036(2)	$168,059	$82,144

(1) All Other Fees are fees for work undertaken by the advisor for management relating to provision of market data or database access, pension investment counsel or benefits advice and benchmarking.

(2) The Mercer amount includes $13,000 paid to Mercer US.

ALGONQUIN POWER & UTILITIES CORP. 53

NAMED EXECUTIVE OFFICER COMPENSATION

This section discusses the elements of compensation for the six (6) Named Executive Officers in 2018 ("NEOs") set out in this Circular, namely:

- Ian Robertson, Chief Executive Officer ("CEO");
- Christopher Jarratt, Vice Chair;
- David Bronicheski, Chief Financial Officer ("CFO");
- David Pasieka, Chief Transformation Officer ("CTO");
- Jeff Norman, Chief Development Officer ("CDO"); and
- Mike Snow, Former Chief Operations Officer ("COO"), Liberty Power Group.

EXECUTIVE COMPENSATION PHILOSOPHY

The mandate of the HRCC includes the review and establishment of the Corporation's executive compensation philosophy. The Corporation's compensation philosophy for executive officers is based upon a pay for performance philosophy and is designed to attract, motivate and retain its executives, reward them for the Corporation's financial and operational performance and individual contributions, and facilitate smooth succession processes.

"The Corporation's compensation philosophy for executive officers is based upon a pay for performance philosophy and is designed to attract, motivate and retain its executives, reward them for the Corporation's financial and operational performance and individual contributions, and facilitate smooth succession processes."

When determining compensation policies and individual compensation levels for the Corporation's executive officers, the HRCC has adopted the following approach:

- Executive compensation is set with reference to the Canadian Comparator Group. The US Comparator Group is taken into account as a secondary reference. In appropriate circumstances, the weighting of the Canadian Comparator Group and US Comparator Group may change depending on executive job location, executive responsibilities, local pay practices and internal equity.
- Pay is benchmarked and compared to a target Total Direct Compensation ("TDC") basis (i.e. base salary + target annual short-term incentive + target annual long-term incentive). Benefits, perquisites, and pensions are considered separately and established based upon market data for the market in which the employee is employed.
- Overall compensation is designed so that a meaningful portion of compensation is delivered through variable/ pay at risk and longer-term compensation elements.
- Compensation levels, mix and incentive plans are designed so that TDC is positioned at the median of the relevant Comparator Group. Variable compensation is designed so that compensation is at the median level for target performance, above median for above target performance and below median for below target performance.
- The impact of foreign exchange on compensation periods when benchmarking data is averaged over multi-year executive compensation in order to smooth its impact
- Judgement is applied to different employee levels where necessary so as to avoid an entirely mechanical process for setting each position's pay.

COMPENSATION MIX

The Corporation has implemented a compensation program that is based on concepts of market competitiveness and internal equity, taking into account the roles and responsibilities of each employee of the Corporation. The program is designed to attract, retain and motivate outstanding talent in a competitive business environment, to reward participants when corporate and personal objectives are achieved, and to promote a high-performance culture among the Corporation's employees. Alignment of employee and long-term Shareholder interests is promoted through a performance-based compensation system linked directly to the Corporate Scorecard, Business Unit Scorecards, individual objectives and leadership development goals, as defined and discussed in greater detail below.

In keeping with the Corporation's philosophy to link senior executive compensation to corporate performance and to motivate senior executives to achieve high levels of performance, the Corporation has adopted a model that includes both base salary and at-risk compensation comprised of both short-term performance incentives (which are subject to targets being achieved) and long-term incentives linked to the creation of Shareholder value.

The at-risk components for annual short-term incentives depend on the achievement of corporate performance objectives, subsidiary business unit objectives, individual

54 Management Information Circular | Algonquin Power & Utilities Corp.

objectives, and leadership development goals. These objectives are described in scorecards that establish measurable financial, growth, operations, stakeholder and employee objectives that, if achieved, add value to the Corporation or its affiliates. Performance against each objective is measured and rated. Achievement of the expected level of performance for a particular objective is required for that particular item to contribute points towards bonus amounts. Accordingly, incentive compensation plans are designed to pay larger amounts for superior performance and smaller amounts if target performance is not achieved.

In setting the recommended compensation elements of the NEOs (base salary, target short-term incentive and target long-term incentive), the HRCC takes into consideration the advice and recommendations provided by the independent advisor which are based on the compensation earned by similar executive officers in the relevant Comparator Group (see discussion on page 51 under the heading *"Compensation Comparator Group"*). The following table shows the dollar value and percentage weighting of each component of the total target direct compensation for the Named Executive Officers in 2018.

	COMPENSATION ELEMENTS				COMPENSATION MIX			
Name	Base Salary	Short-Term Incentive Target	Long-Term Incentive Target	Target Total Direct Compensation	Base Salary %	Short-Term Incentive Target %	Long-Term Incentive Target %	Pay at Risk
Ian Robertson	$920,000	$920,000	$2,162,000	$4,002,000	23%	23%	54%	77%
Christopher Jarratt	$644,000	$644,000	$1,513,400	$2,801,400	23%	23%	54%	77%
David Bronicheski	$503,928	$327,553	$629,910	$1,461,391	35%	22%	43%	65%
David Pasieka	$437,750	$262,650	$481,525	$1,181,925	37%	22%	41%	63%
Jeff Norman	$306,000	$351,900	$214,200	$872,100	35%	40%	25%	65%
Mike Snow (Former COO)	$408,000	$244,800	$448,800	$1,101,600	37%	22%	41%	63%

ALGONQUIN POWER & UTILITIES CORP. 55

BASE SALARY

Base salary of the NEOs is established at levels which are meant to be competitive with other companies and entities similar, and of comparable size, to the Corporation. Base salary is not a function of any specific relationship to the performance of the Corporation and is reviewed annually by the HRCC.

The Board approves any changes to the compensation of the CEO or Vice Chair based upon the recommendation of the HRCC. Salary levels for other NEOs are approved by the HRCC based on the recommendation of the CEO within a range established through benchmarking relative to the Comparator Group by the independent advisor.

SHORT-TERM INCENTIVE PLAN

The short-term incentive plan of the Corporation (the "STIP") is a cash bonus plan, the purpose of which is to align compensation with corporate and business unit targets and results as well as individual performance against objectives and thereby promote behaviours which benefit the interests of the Corporation and its Shareholders. The target is established based on position and market competitiveness and STIP payouts are capped at 200% of target amount for exceptional performance.

Incentives are calculated and paid annually based on achievement relative to stated scorecard goals and objectives as well as individual performance, as described below.

Each NEO is eligible for an award under the STIP if established corporate, business unit, and personal goals and objectives are achieved. Each year, these goals and objectives are reviewed and approved by the HRCC and are intended to be aligned with the goals and targets of the Corporation for that year. For individuals with specific business unit accountability, their STIP is also based upon business unit level results ("Business Unit Scorecard"). The composition of the STIP award each year is determined by the aggregate STIP score ("STIP Factor") achieved by an NEO. The STIP Factor is calculated differently for each NEO based upon the relative weightings assigned to results achieved under the Corporate Scorecard, the Business Unit Scorecard (for NEOs with business unit accountability), performance against individual objectives and on the individual's leadership performance development goals. The formula for calculating the STIP Factor is set out below. For the 2018 STIP program, the following were the relative weightings placed on the applicable scorecard results and the individual leadership and personal performance objectives for each of the NEOs:

Position	STIP Target for 2018 (% Salary)	Maximum Payout (% Target)	Corporate Performance Weighting	Business Unit Performance Weighting	Individual Performance Weighting	Individual Leadership Assessment
Chief Executive Officer and Vice Chair	100%	200%	50%	-	40%	10%
Chief Financial Officer	65%	200%	70%	10%	10%	10%
Chief Operations Officer	60%	200%	70%	10%	10%	10%
Chief Development Officer	115%	200%	10%	40%	40%	10%
Chief Transformation Officer	60%	200%	30%	40%	20%	10%

56 Management Information Circular | Algonquin Power & Utilities Corp.

2018 CORPORATE SCORECARD AND RESULTS

On an annual basis, the HRCC approves the corporate objectives and target performance levels to be achieved and incorporated into a Corporate Scorecard for the year (the "Corporate Scorecard"). The Corporate Scorecard is developed and recommended by management for approval by the HRCC each year. The corporate performance portion of the STIP for the NEOs is based on these objectives and targets. Business Unit or Divisional Scorecards are also established by the CEO annually together with individual performance and leadership goals for each NEO and these are utilized in assessing business unit performance, performance against personal objectives, and individual leadership performance for the STIP calculations for business unit and functional leaders.

Changes to the 2018 Corporate Scorecard include increased weighting on personal objectives that are tied to key strategic initiatives and increased emphasis on leadership development goals.

The Corporate Scorecard objectives are based on the Corporation's business plan for the year and establish specific, measurable performance targets for each objective. Corporate Scorecard categories and their relative weighting on the 2018 Corporate Scorecard are as follows:

- Achievement of target efficiency and financial objectives for the Corporation ("Efficiency Category (50%)");
- Achievement of key strategic objectives related to Algonquin stakeholders ("Customer and Communities Category (25%)");
- Achievement of target operations objectives ("Processes Category (15%)"); and
- Achievement of human resources and corporate culture initiatives ("People and Team Category (10%)").

SHORT-TERM INCENTIVE PLAN PAYOUTS

Annual STIP payouts are calculated as follows:


Base Salary
x
Target %
x
STIP Factor
=
2018
STIP

The STIP Factor calculation varies by individual NEO(1) based on the weighting of the Corporate Scorecard, Business Unit Scorecard, if applicable and the individual and leadership objectives and are calculated as follows:


STIP Factor
=
Corporate Scorecard Achievement
Corporate Scorecard Weight
+
Divisional Objective Achievement
Divisional Objective Weight
+
Individual Objective Achievement
Individual Objective Weight
+
Leadership Assessment Achievement
Leadership Assessment Weight

(1) See individual NEO weighting table on page 56.

ALGONQUIN POWER & UTILITIES CORP. 57

2018 CORPORATE SCORECARD RESULTS

The following table shows the 2018 Corporate Scorecard objectives and performance results achieved relative to those objectives. Targets and results noted in the discussion below are established and measured based on a C$ to US$ exchange rate of 1.3, the 2018 budget rate. Accordingly, reported performance may vary from results in the financial statements of the Corporation for 2018 due to difference in foreign exchange rates used.

Scorecard Category	Scorecard Objective	Weighting (Points)	Description of Objective	Actual Results	Points Achieved
Customers & Communities	Drive World Class Safety Performance	10	This objective measures annual safety performance relative to the U.S. Bureau of Labour Statistics ("BLS") blended utilities industry average for recordable incidents rates ("RIR"). For 2018 the base target was the average BLS RIR rate of 2.77 with a stretch target of 2.22 being 80% of the BLS RIR. Achievement of a lower injury rate and achievement of the stretch target would allow 20 points to be awarded versus the 10points for target achievement.	The RIR achieved in 2018 was 1.71 which met the target and exceeded the stretch target. As a result 20 points were awarded for this objective.	20
	Drive World Class Safety Performance	5	This objective requires that safety performance improve year over year. Target achievement is a lower RIR than achieved in 2017 during which the RIR was 2.76. The stretch target of 2.62 was set based on the achievement of 95% of the 2017 RIR rate or at least a 5% year over year improvement. 10 points are earned versus 5 if the stretch target is achieved.	The RIR achieved in 2018 of 1.71 was better than both the target and the stretch goal for this objective. As a result 10 points were awarded for this objective.	10
	Achieve Target Customer Experience Ratings	5	This objective measures achievement against target JD Power customer satisfaction scores. The JD Power survey is an annual survey utilized by many companies in the utilities industry to measure customer experience and satisfaction across a broad spectrum of categories. The target JD Power score set for 2018 was 665 (representing a 20 point improvement over the 2017 score achieved) with a stretch target of 675.	The 2018 JD Power score achieved for the Corporation's utility businesses was 642. Accordingly neither the target nor stretch goal was achieved. As a result no points were earned for this objective.	0
	Achieve Target Cost per Customer	5	This objective measures achievement of targeted cost per customer metrics for the year. For 2018 the target was set at US$7.13. The stretch target was set at 90% of the target and with no points to be awarded if the actual cost per customer achieved exceeds the target by 110% or more.	The 2018 cost per customer achieved was US$7.20or 101% of the target. As a result 4.5 points were earned.	4.5
		Total 25 points			Total 34.5 points

Scorecard Category	Scorecard Objective	Weighting (Points)	Description of Objective	Actual Results	Points Achieved
People & Team	Achieve Improved Employee Engagement	10	This objective measured year over year improvement in the employee engagement scores achieved by the Corporation in the annual employee engagement survey. The target set for 2018 was an engagement score higher than the prior year score of 63% with a stretch target achieved if the engagement increased at least by more than 2.5% relative to the prior year.	The employee engagement score achieved in 2018 was 70% representing an improvement over 2017 and a score higher than the stretch target. As a result 20 points were earned.	20
		Total 10points			Total 20points

58 Management Information Circular | Algonquin Power & Utilities Corp.

Scorecard Category	Scorecard Objective	Weighting (Points)	Description of Objective	Actual Results	Points Achieved
	Efficient and Effective Management of Capital Re-Investment	7	This objective measures actual deployment of capital against the annual target for 2018 of US$306 million. Points are awarded on a sliding scale with 0 points for achievement of 90% or less against target and 14 points if capital deployment is at least 110% of the target.	The achievement for 2018 of US$345.9 million was at 113% of the target. As a result 14 points were earned for this objective.	14
Processes	Efficient and Effective Management of Capital Re-Investment	3	This objective measures completion on time and on budget of the construction of a specific renewable wind energy project in 2018.	The relevant project was completed ahead of schedule but not within the target budget. As a result only partial points of 1.5 were earned.	1.5
	Advancement of Key Business Process Re-Engineering Project	5	This objective measures achievement of key milestones established in the "Customer First" project; a major business process re-engineering project and enterprise business system software implementation.	Achievement of project deliverables in 2018 was assessed at 65%. As a result 3.3 points were earned.	3.3
		Total 15 points			Total 18.8 points

Scorecard Category	Scorecard Objective	Weighting (Points)	Description of Objective	Actual Results	Points Achieved
	Achievement of Adjusted EBITDA Target	20	The 2018 target for Adjusted EBITDA was US$769.9 million. This objective measures achievement of Adjusted EBITDA against the target with points awarded on a sliding scale beginning with 0 points at 90% achievement and 40 points at 110% of budget. Amounts are calculated using the budget foreign exchange rate set in the 2018 budget.	Adjusted EBITDA in 2018 was US$803.3 million or 104.9% of the budget target. As a result 29.8 points were earned.	29.8
	Achievement of Adjusted EPS Target	15	The 2018 target for Adjusted EPS was US$0.66 per share. This objective measured achievement of Adjusted EPS against the target with points awarded on a sliding scale beginning with 0 points at 90% achievement and 30 points at 110% of budget. Amounts are calculated using the budget foreign exchange rate set in the 2018 budget.	Adjusted EPS earned in 2018 was US$0.66 per share or 100% of the budget target. As a result 15 points were earned.	15
Efficiency	Achievement of Approved Capital Projects Target	8	This objective requires that management identify and obtain board of directors approval for projects that will contribute to achieving earnings per share compound annual growth ("EPS CAGR") levels above an established long term model threshold. Target points are earned at an EPS CAGR of 5%. No points are earned if the EPS CAGR is not greater than 3% over the 5 year measurement period. Full stretch points of 16 are earned if the EPS CAGR level is 10% over the measurement period.	The achievement level for 2018 was an EPS CAGR of 8.73%. As a result 12.6 points were earned.	12.6
	Achievement of Target Credit Metrics Ratio	7	This objective measures the Funds from Operations ("FFO") to debt ratio as at December 31, 2018 against a target of 14%. The stretch target for 14 points was 14.5%.	The FFO/debt ratio as at December 31, 2018 was 15.4%. This resulted in full target and stretch points earned totaling 14.	14
		Total 50 points			Total 71.4 points
	Grand Total 100 points			Grand Total 144.7 points	

ALGONQUIN POWER & UTILITIES CORP. 59

THE LONG-TERM INCENTIVE PLAN ("LTIP")

The LTIP element of compensation for the NEOs consists of participation in the Stock Option Plan and in the Share Unit Plan as described below. The LTIP is intended to induce and reward behavior that creates long-term value for Shareholders by aligning the interests of executives with long-term Shareholder interests. To achieve this, the future value of the LTIP awards to executives is tied to the value of the Common Shares. The realization of such value depends on the achievement of performance-vesting criteria and share price growth, making the LTIP portion of executive compensation truly "at risk" and linked to performance intended to also benefit Shareholders.

In 2018, the target long-term compensatory value for each of the NEOs was awarded 25% as Option grants and 75% as PSU grants. RSUs, which can also be issued under the Share Unit Plan, are time-vesting as opposed to performance-vesting. RSUs are not currently utilized for CEO or NEO LTIP compensation, but are utilized and are issued under the Corporation's Bonus Deferral Program (see discussion under the heading *"Bonus Deferral Program"* at page 68).

The number of Options and PSUs granted to the NEOs is determined by the HRCC based on management's recommendations and on information provided by an independent advisor. Option and PSU grants are based on the level of responsibility within the Corporation; generally, the level of grant increases with the level of responsibility. Previous grants of Option-based awards are not taken into account when considering new grants.

The Options and PSUs/RSUs increase or decrease in value in proportion to the increase or decrease in the market price of the Common Shares over the term of a particular grant.

The fair value of Option grants is based on the Black-Scholes valuation methodology as it is an appropriate and commonly used methodology to value Options. For the Options granted in 2018, the Black-Scholes value ratio was determined to be equal to 10.0% of using a share price of $12.85 as of March 28, 2018. The Black-Scholes value ratio was determined using the following assumptions:

Date	Term[1]	Volatility[2]	Dividend Yield	Risk-Free Rate[3]
March 28, 2018	5.5 years	19.1%	4.4%	2.0%

(1) The safe harbour term used is equal to ((time to expiry + 3) / 2). Option term is eight (8) years.

(2) The volatility of the share price is based on the average daily volatility over the last 750 trading days (three (3) years).

(3) The risk-free rate is equal to the yield of a Government of Canada bond with same term as the expected life of the Option.

THE STOCK OPTION PLAN

The purpose of the Stock Option Plan is to attract, retain and motivate persons as key service providers to the Corporation and its affiliates and to advance the interests of the Corporation by providing such persons with the opportunity, through Options, to acquire a proprietary interest in the Corporation.

The Stock Option Plan authorizes the Board to issue Options to Directors, officers, employees, consultants or other service providers of Algonquin or of any subsidiaries of the Corporation ("Eligible Persons").

The aggregate number of Common Shares that may be reserved for issuance on the exercise of Options under the Stock Option Plan, together with the Common Shares issuable under grants under all other securities-based compensation arrangements of the Corporation, must not exceed 8% of the number of Common Shares issued and outstanding at the time the Options are granted. For greater clarity, the Stock Option Plan is "reloading" in the sense that, to the extent that Options expire or are terminated, cancelled or exercised, the Corporation may make a further grant of Options in replacement for such expired, terminated, cancelled or exercised Options, provided that the 8% maximum is not exceeded. No fractional Common Shares may be purchased or issued under the Stock Option Plan.

60 Management Information Circular | Algonquin Power & Utilities Corp.

 “  The purpose of  the Stock Option  Plan is to attract, retain  and motivate persons as key service providers to the Corporation and its affiliates and to advance the interests of the Corporation by providing such persons with the opportunity, through  Options, to acquire a  proprietary interest in the Corporation.  ”  In addition, under the Stock Option Plan:  subject to the terms of the Stock Option Plan, the number of Common Shares subject to each Option, the exercise price of each Option, the expiration date of each Option, the extent to which each Option vests and is exercisable from time to time during the term of the Option and other terms and conditions relating to each Option will be determined by the Board (or a committee of the Board) from time to time;subject to any adjustments pursuant to the provisions of the Stock Option Plan, the exercise price of any Option shall under no circumstances  be lower than the “Market Price” (being the five-day volume weighted average trading price on the TSX) of the Common Shares on the date on which the Board approves the grant of the Option;the term of an Option shall not exceed ten (10) years from the date of the grant of the Option, subject to certain limited exceptions, includingthat if the expiration date for an Option occurs during a period of time during which the person granted Options (an “Optionee”) cannot exercise an Option,or sell the Common Shares issuable pursuant to an exercise of Options, due to applicable policies of the Corporation in respect of insider trading (a “Blackout Period”) applicableto the relevant Optionee, or within ten (10) business days after the expiry of a Blackout Period applicable to the relevant  Optionee, then the expiration date for that Option shall be the date that is the tenth (10th) business day after the expiry date of the Blackout Period;Options will be personal to the grantee and will be non- transferable and non-assignable, except in certain limited circumstances;the maximum number of Common Shares which may be reserved for issuance to insiders under the Stock Option Plan, together with the number of Common Shares reserved for issuance to insiders under any other securities based compensation arrangement, shall be 10% of the Common Shares outstanding at the time of the grant;the maximum number of Common Shares which may be issued to insiders under the Stock Option Plan and allother security based compensation arrangements within a one-year period shall be 10% of the Common Shares outstanding at the time of the issuance;participation in the Stock Option Plan by non-employee directors shall be limited to the lesser of (i) a reserve of 1% of the issued and outstanding Common Shares from time to time for non-employee Directors as a group and (ii) an  annual equity award value under the Stock Option Plan of $100,000 per non-employee Director. No Options have ever been granted to non-employee Directors;the Corporation may withhold from amounts payable to an Option holder, such amounts as may be necessary to enable the Corporation to comply with applicable requirements of tax laws relating to the withholding oftax or other required deductions with respect to Options, and that the Corporation may satisfy any liability for any such withholding obligations by (i) selling on behalf of any Optionee (or causing an Optionee to sell) Common Shares issuable under or retaining any amount payableto the Optionee or (ii) requiring the Optionee, as a condition  to the exercise of Options, to make such arrangements as the Corporation may require so that the Corporation can satisfy such withholding obligations; andin the event that the Corporation restates its financial results, any unpaid or unexercised Options may be cancelled at the discretion of the Board (or the Human Resources and Compensation Committee) in accordance with the terms of the Corporation’s clawback policy.  The Stock Option Plan provides that, except as set out in the Stock Option Plan or any resolution passed at any time by the Board or the terms of any Option agreement or employment agreement with respect to any Option or Optionee, an Option and all rights to purchase Common Shares pursuant thereto  shall expire and terminate immediately upon the Optionee who holds such Option ceasing to be an Eligible Person.  Where an Optionee (other than a “Service Provider”, as defined in the Stock Option Plan) resigns from theCorporation or is terminated by the Corporation for cause, the Optionee’s unvested Options shall immediately be forfeited and the Optionee’s vested Options may be exercised for a period of 30 days after the date of resignation or termination.  Where an Optionee (other than a Service Provider) retires from the Corporation or ceases to serve the Corporation or an affiliate as a director, officer or employee for any reason other than a termination by the Corporation for cause, the Optionee’s unvested Options may be exercised within 90 days after such retirement or termination. The Board may in such circumstances accelerate the vesting of unvested Options then held by the Optionee at the Board’s discretion.The Corporation has adopted a Board Approved Retirement guideline (see discussion under the heading “Board Approved Retirement Guideline” at page 84) pursuant to which vesting of Options awarded to certain eligible individuals may under  ALGONQUIN POWER & UTILITIES CORP.  61 certain circumstances continue to vest in connection with a Board Approved Retirement for a period no longer than two (2) years post-retirement. The extension of the vesting period is subject to certain conditions set out in the guideline including a requirement to continue to hold a specified amount of equity investment in the Corporation for a period following retirement.

In the event that an Optionee (other than a Service Provider) has suffered a permanent disability, Options previously granted to such Optionee shall continue to vest and be exercisable in accordance with the terms of the grant and the provisions of the Stock Option Plan, but no additional grants of Options may be made to the Optionee.

If an Optionee (other than a Service Provider) dies, all unexercised Options held by such Optionee at the time of death immediately vest, and such Optionee's personal representatives or heirs may exercise all Options within one year after the date of such death.

All Options granted to Service Providers shall terminate in accordance with the terms, conditions and provisions of the associated Option agreement between the Corporation and such Service Providers, provided that such termination shall occur no later than the earlier of (i) the original expiry date of the term of the Option and (ii) one year following the date of termination of the engagement of the Service Provider.

Options may be exercised in accordance with the specific terms of their grant and by the Optionee delivering the exercise price to the Corporation for all of the Options exercised. The Optionee may also elect to surrender Options and receive in exchange for each such Option, at the election of the Corporation, either cash or Common Shares equal to the amount by which the Market Price of the Common Shares exceeds the exercise price of the Option.

The Board may amend, suspend or discontinue the Stock Option Plan or amend Options granted under the Stock Option Plan at any time without Shareholder approval; provided, however, that:

(a) approval by a majority of the votes cast by Shareholders present and voting in person or by proxy at a meeting of Shareholders of the Corporation must be obtained for any:
  (i) amendment for which, under the requirements of the TSX or any applicable law, Shareholder approval is required;
  (ii) increase to the maximum number or percentage of securities issuable under the Stock Option Plan;
  (iii) reduction of the Option price, or cancellation and re-issuance of Options or other entitlements, of Options granted under the Stock Option Plan;
  (iv) extension of the term of Options beyond the original expiry date;
  (v) change in Eligible Persons that may permit the introduction or reintroduction of non-employee Directors on a discretionary basis;
  (vi) increase to the limit imposed on non-employee Director participation set out in the Stock Option Plan;
  (vii) allowance of Options granted under the Stock Option Plan to be transferable or assignable other than for estate settlement purposes; or
  (viii) amendment to the Stock Option Plan's amendment provisions; and

(b) the consent of the Optionee is obtained for any amendment which alters or impairs any Option previously granted to an Optionee under the Stock Option Plan.

Notwithstanding the other provisions of the Stock Option Plan, if:

(a) the Corporation proposes to amalgamate, merge or consolidate with any other corporation (other than a wholly-owned affiliate) or to liquidate, dissolve or wind-up;

(b) an offer to purchase or repurchase all of the Common Shares shall be made to all Shareholders which offer has been approved or accepted by the Board; or

(c) the Corporation proposes the sale of all or substantially all of the assets of the Corporation as an entirety, or substantially as an entirety so that the Corporation shall cease to operate any active business;

then the Corporation will have the right, upon written notice thereof to Optionees, to permit the exercise of all such Options, whether or not vested, within the 20 day period next following the date of such notice and to determine that upon the expiration of such 20 day period, all rights of the Optionee to such Options or to exercise same (to the extent not theretofore exercised) shall ipso facto terminate and cease to have further force or effect whatsoever.

The TSX Company Manual requires the Stock Option Plan to be put before Shareholders for re-approval within three (3) years of the date of the last meeting of Shareholders at which the plan was approved and every three (3) years thereafter.

On February 28, 2019, the Board approved the following amendments to the Stock Option Plan:

(i) the incorporation of additional provisions governing the treatment of outstanding Options in the event of a change in control of the Corporation;

(ii) the incorporation of certain amendments to clarify that, unless otherwise determined by the Board, the Stock Option Plan shall be administered by the HRCC; and

(iii) the incorporation of certain amendments of an administrative or housekeeping nature, including amendments for the purposes of providing for greater consistency between the Stock Option Plan and the Share Unit Plan.

These changes are within the authority of the Board under the Stock Option Plan amending provision. The above-noted amendments are reflected in the foregoing description of the terms of the Stock Option Plan.

62 Management Information Circular | Algonquin Power & Utilities Corp.

As of December 31, 2018, the number of outstanding Options is 6,292,644 which represents 1.29% of the total issued and outstanding Common Shares as at that date. The number of available Options as of December 31, 2018, is 22,815,471 which represents 8% of the total issued and outstanding Common Shares as at that date less those shares issuable under all other share-based awards compensation plans and Options outstanding on that date. The number of Common Shares that have been issued pursuant to the plan is 4,890,992. The number of Common Shares that have been issued pursuant to the Stock Option Plan as a percentage of the issued and outstanding Common Shares as at December 31, 2018, is 1.0%.

The table below summarizes certain ratios as at December 31, 2018, 2017 and 2016 regarding the Stock Option Plan, namely dilution, burn rate and overhang. Dilution and overhang are measured as a percentage of the total number of Common Shares outstanding as of December 31, 2018, 2017, and 2016 and burn rate is measured using the weighted average number of Common Shares outstanding during the relevant fiscal years as noted.

	December 31, 2018	December 31, 2017	December 31, 2016
Dilution Total number of Options outstanding divided by total number of Common Shares outstanding as at the end of the fiscal year noted.	1.29%	1.56%	2.21%
Burn Rate Total number of Options granted in a fiscal year divided by the weighted average number of Common Shares outstanding during the period noted.(1)	0.25%	0.61%	0.96%
Overhang Total Options outstanding plus the number of Options available to be granted pursuant to the Stock Option Plan, divided by the total number of Common Shares outstanding as at the end of the fiscal year noted.(2)	5.95%	5.68%	6.72%

(1) The weighted average number of securities outstanding during the period is the number of securities outstanding at the beginning of the period, adjusted by the number of securities bought back or issued during the period multiplied by a time-weighting factor. The time weighting factor is the number of days that the securities are outstanding as a proportion of the total number of days in the period. The weighted average number of securities outstanding is calculated in accordance with the CPA Canada Handbook, as such may be amended or superseded from time to time.

(2) The total number of Common Shares that can be issued under the Stock Option Plan as of December 31, 2018, is 29,108,115 including Common Shares issuable under granted and outstanding Option awards .

ALGONQUIN POWER & UTILITIES CORP. 63

 “  The objectives of  the Share Unit  Plan are to (i) promote alignment between employees of the Corporation and the growth objectives of the Corporation, (ii) associate a portion of participating employees’ compensation with the performance of the Corporation over the  long-term and (iii) retain  critical employees to drive  the business success of the Corporation.  ”  THE SHARE UNIT PLANThe objectives of the Share Unit Plan are to (i) promote alignment between employees of the Corporation and the growth objectives of the Corporation, (ii) associate aportion of participating employees’ compensation with the performance of the Corporation over the long-term and (iii) retain critical employees to drive the business success of the Corporation. In 2018, awards under the Share Unit Plan made up 75% of the target long-term compensatory value for each of the NEOs.  The maximum number of Common Shares that are issuable  under the Share Unit Plan to pay awards is limited to an aggregate of 7,000,000 Common Shares, (representing approximately 1.43% of the issued and outstanding Common Shares as at December 31, 2018). As at December 31,2018, 438,866 Common Shares have been issued for PSUs that have vested and paid out in the formof Common Shares representing 0.09% of the issued and outstanding Common Shares as at that date. As at December 31, 2018, 6,561,134 additional Common Shares are available to be issued to redeem vested PSUs issued or to beissued under the Share Unit Plan, representing 1.34% of the issued and outstanding Common Shares as at that date.  Grants may be made under the Share Unit Plan to executives or other employees of the Corporation or of any affiliate of the Corporation. For the purpose of the Share Unit Plan, an “affiliate” is any corporation, partnership or other entity (i) in  which the Corporation, directly or indirectly, has majority ownership interest or (ii) which the Corporation controls.  The Share Unit Plan is administered by a committee consisting of designated executives of the Corporation or its relevant affiliates except that in respect of any grants made to such designated executives (including the NEOs), the committee designated as the administrator is the HRCC (in either case, referred to below as the “Plan Committee”).  Awards granted under the Share Unit Plan are made with a specified dollar value (the “Award Value”) as of the date of grant, as determined by the Plan Committee. In the case of PSUs, the Plan Committee may determine any performance criteria applicable to the PSUs. The number of PSUs granted to a participant for a performance period is determined by dividing the Award Value for the award to such participant divided by the Market Value (as defined below) of the Common Shares as at the end of the calendar quarter immediately preceding the date of the award, rounded down to the next whole number. The number of RSUs granted to  a participant is determined by dividing the Award Value of the award provided to the participant in the form of RSUs by the Market Value of the Common Shares as at the end of the calendar quarter immediately preceding the date of the award, rounded down to the next whole number.  The “Market Value” for purposes of the Share Unit Plan is, except in the case of a change of control of the Corporation,(i) the volume-weighted average trading price of the Common Shares on the TSX (or such other stock exchange in Canada on which the Common Shares are traded) for the five (5) trading days preceding the date in question, or (ii) if the Common Shares are not traded on a stock exchange, the fair marketvalue of the Common Shares as  determined by the Plan Committee. Awards that vest may be paid out at the Option of the Corporationin (i) Common Shares issued from treasury, (ii) Common Shares purchased on the secondary market, or (iii) a cash payment. Any payment in cash will be done using a price per award equal to the Market Value of the Common Shares on the last day of the performance period (in the case of PSUs) or the vesting date (in the case of RSUs).  Awards under the Share Unit Plan will not be paid in Common Shares issued from treasury if, at the time of such issuance, such issuance could result, at any time, in: (i) the number of Common Shares reserved for issuance to insiders (as defined in the TSX Company Manual) under such plan, together with Common Shares reserved for issuance to insiders under all other security based compensation arrangements (as defined in the TSX Company Manual),  exceeding 10% of the issued and outstanding Common Shares;  or (ii) the issuance to insiders, within a one year period, of a  number of Common Shares under such plan, together with Common Shares that may be issued to insiders under all other security based compensation arrangements, exceeding 10% of the issued and outstanding Common Shares (collectively, the “Insider Participation Limit”). Other than the Insider Participation Limit, there is no maximum number of Common Shares that may be issued to any one individual under the Share Unit Plan.  Where a participant’s employment is terminated by reason of the participant’s death prior to the vesting of the participant’s PSUs or RSUs, (i) the PSUs credited to the participant’s account as at December 31 of the year preceding the participant’s death will continue to be eligible for vesting and (ii) the RSUs credited to the participant’s account as at December 31 ofthe year preceding the participant’s death will vest as of the participant’s date of death. The Corporation has adopted a Board Approved Retirement guideline (see discussion underthe heading “Board Approved Retirement Guideline” at page 84)  64  Management Information Circular | Algonquin Power & Utilities Corp.

 pursuant to which vesting of PSUs awarded to certain eligible individuals may under certain circumstances continue to vest in connection with a Board Approved Retirement for a period no longer than two (2) years post-retirement. The extension of the vesting period is subject to certain conditions set out in the guideline including a requirement to continue to hold a specified amount of equity investment in the Corporation for a period following retirement.  Where a participant takes a leave of absence from the Corporation or an affiliate, as applicable, for a period of at least 90 days prior to the end of the performance period (in the case of PSUs) or the vesting date (in the case of RSUs), the participant’s PSUs and RSUs will continue to be eligible for vesting, but at a prorated rate based on the number of whole and partial months that the participant was an active employee between the date of the award and the end of the performance period (in the case of PSUs) or the vesting date (in the case of RSUs). Where the leave of absence extends beyond the end of a performance period for PSUs or a vesting date for RSUs and the participant fails to return to full-time employment within 180 days after such end of performance period or vesting date, as applicable, no PSUs or RSUs that would otherwise have vested will vest, and the participant will receive no payment or compensation therefor.  Unless otherwise determined by the Plan Committee or except as otherwise provided in an agreement with the participant, in the event that, during a performance period for PSUs or prior to the vesting date for RSUs, a participant’s employment is terminated by the Corporation or an affiliate for any reason or the participant voluntarily terminates his or her employment with the Corporation or an affiliate, no portion of the PSUs or RSUs that would otherwise vest at the end of the performance period or on the vesting date, as applicable, will vest, and the participant will receive no payment or compensation therefor.  Unless otherwise determined by the Plan Committee or otherwise provided in a written agreement between the Corporation and a participant, the occurrence of a change of control of the Corporation will not result in the vesting of PSUs or RSUs provided that (i) such unvested PSUs and RSUs continue to vest in accordance with the terms of the Share Unit Planand relevant award agreement, and (ii) the entity that acquires control of, or otherwise becomes a successor to, the Corporation agrees to assume the obligations of the Corporation in respect of such PSUs and RSUs. Except where a successor entity provides participants with a substantially equivalent award on certain prescribed terms, the Plan Committee has discretion to cancel all outstanding PSUs and RSUs upon a change of control and to determine that the value of all such awards will be paid out in cash in an amount based on the price at which the Common Shares are valued for the purposes of the transactions giving rise to the change of control.  The assignment or transfer of the PSUs or RSUs, or any other benefits under the Share Unit Plan, is not permitted, other than by operation of law.  The Share Unit Plan may be amended or terminated at any time by the Plan Committee in whole or in part, provided that:  no amendment of the plan will, without the consent of the participants affected by the amendment, or unless required by applicable law, adversely affect the rights of such participants with respect to PSUs or RSUs granted prior to the date of the amendment;no amendment of the plan will be effective unless such amendment is approved by the TSX; andapproval by a majority of the votes cast by Shareholders present and voting in person or by proxy at a meeting of Shareholders shall be obtained for any:  (ii)  (iii)  (iv)  (vi)  (vii)  (i) amendment for which, under the requirements of the TSX or any applicable law, Shareholder approval is required;reduction of the purchase price of Common Shares issued or purchased to pay awards granted under the plan or the cancellation and re-issuance of awards under the plan;extension of the term of an award under the plan beyond the original expiry date of the award;amendment to remove or exceed the Insider Participation Limit;(v) increase to the maximum number of Common Shares issuable from treasury under the plan;amendments to eligible participants that may permit the introduction or non-employee Directors on a discretionary basis;allowance of awards granted under the plan to be transferable or assignable other than for estate settlement purposes; or  (viii) amendment to the amendment provision of the plan.  Each PSU or RSU awarded represents the opportunity to receive one Common Share (issued from treasury orpurchased on the secondary market), or a cash equivalent payment (at the election of the Corporation), at the end of the performance or vesting period for the award, generally three (3) years (the “Performance Period”), subject to the achievement of established performance criteria for each year during the Performance Period in the case of PSUs. The performance criteria applicable to PSU awards granted prior to 2017 consist of three factors, with the relative weightings noted: (i) achieved efficiency metrics (85%); (ii) achievement of safety record relative to industry benchmark performance (10%); and (iii) achieved customer satisfaction survey scores (5%). For awards granted commencing in 2017, a performancemodifier has been added based on the cumulative TSR achieved by the Corporation during the three year performance period relative to the S&P/TSX Capped Utilities Index. If the TSR achieved by the Corporation over the Performance Period relative to the TSR for the S&P/TSX Capped Utilities Index(“Index Group”) for the same period is between the 25th and the 75th percentile performance achieved by the Index Group companies, the vested value of the PSU award will not change. If TSR performance of the Corporation is at or below the 25th percentile performance of the Index Group companies, the units vested will be reduced to 80% of the units that would  ALGONQUIN POWER & UTILITIES CORP.  65 have vested. If the TSR performance is at or above the 75th percentile of the performance of the Index Group companies then the units vested will increase to a 120% payout of the vested units. In the latter case, there will be no increase applied where TSR performance is negative over the calculation period despite strong relative performance when compared to the Index Group.

If the achievement for any one particular performance criteria is above target for the Performance Period, the award payout can be increased to a maximum weighting as follows: (i) efficiency (170%); (ii) safety metrics (20%); and (iii) customer satisfaction (7.5%).

The actual number of units that will vest is determined as follows:



Performance Criteria
(calculated over 3 year period)
Efficiency Factor
0-1.70
Safety Factor
0-0.20
Customer Factor
0.025-0.075
X
Units Granted
Units Granted
Units issued for Dividends Paid
X
Relative TSR Performance (2017+ Grants)
TSR Modifier
80%-120%
=
Final Share Units Vested

The performance metrics achieved during Performance Period from January 1, 2016 to December 31, 2018 for the 2016 PSU awards which vested on December 31, 2018, were:

	Target	Weighting	3 YR Average Achieved	Calculation[1]	Achieved Factor
Performance Factor, Efficiency	100 points	85%	193 points	193	1.53
Performance Factor, Safety	2.03 RIR	10%	1.9 RIR	0.93	0.105
Performance Factor, Customer Service	80%	5%	77.49%	96.87	0.05
Total Performance Factor Score					1.685

(1) See performance scale information on page 67.

The overall performance factor applied to the 2016 PSU awards vested was 1.685X the accrued units awarded as at the vesting date (accrued units include the original number of units awarded together with units accreted due to dividends paid during the Performance Period or if applicable the period after the Performance Period and until award payout). The vested value, based on the December 31, 2018 closing price on the TSX of $13.73 per Common Share, represented 2.09x the original grant date value. These results reflect the strong performance of the Corporation achieved during the three year Performance Period. During the Performance Period, TSR of 38.6% was achieved, revenues grew by 108% to US$1,647.4M from US$793.1M, Adjusted EPS grew 50% to US$0.66 from US$0.44, and total assets grew by 144% to US$9,409.8B from US$3,851.6B.

66 Management Information Circular | Algonquin Power & Utilities Corp.

                                                     Customer Service Achievement Factor  The Customer Service Achievement Factor has a  weighting of 5% (max 7.5%) and is based upon  achievement of customer service levels relative to  established targets for the Performance Period.  Average Overall Customer Satisfaction Customer Satisfaction Scores Relative to Target Performance Factor<=50% 0.025> 50% and < = 60% 0.030> 60% and < = 70% 0.035> 70% and < = 80% 0.040> 80% and < = 90% 0.045> 90% and < = 110% 0.050> 110% and < = 120% 0.055> 120% and < = 130% 0.060> 130% and < = 140% 0.065> 140% and < = 150% 0.070> 150% 0.075                                              Efficiency Achievement FactorThe Efficiency Achievement Factor has a weighting of 85% (max 170%) and consists of the average of the number of points achieved over the Performance Period for all the efficiency metrics in the annual corporate scorecard for the relevant year. The efficiency metrics consist of several financial performance indicators including Adjusted Net Earnings, Adjusted EPS, EBITDA, EPS Growth,  Average Efficiency Achievement Over Performance Period (Points)< = 0> 0 and < = 20> 20 and < = 40> 40 and < = 60> 60 and < = 80> 80 and < = 120> 120 and < = 140  Efficiency Performance Factor00.1700.3400.5100.6800.8501.020  FFOPS Growth, Asset Growth, EBITDA Growth and  > 140 and < = 160  1.190  Operating Cost achievement relative to budget.  > 160 and < = 180  1.360    > 180 and < = 200  1.530    > 200  1.700                                Performance Period.  Safety Achievement FactorThe Safety Achievement Factor has a weighting  Average Actual OSHA Recordable Incident Rate / Average Industry Average OSHA RIRLess than 0.70  Safety Performance Factor0.200  of 10% (max 20%) and is based upon the  Between 0.70 and 0.79  0.110  Corporation’s achieved Occupational Safety and  Between 0.80 and 0.94  0.105  Health Administration (“OSHA”) RIR relative Between 0.95 and 1.04    0.100  to the OSHA Industry Average RIR for the Between 1.05 and 1.19    0.095  Between 1.20 and 1.29    0.090  Greater than 1.30    0.000                                  The performance factor of 1.685x was calculated based on the following performance metrics which were applicable to the 2016 PSU awards to NEOs:  ALGONQUIN POWER & UTILITIES CORP.  67

Bonus Deferral Program

With a view to facilitating increased share equity ownership among senior leaders, the Board approved a bonus deferral program for eligible Canadian employees of the Corporation commencing in 2017. Under this program, employees who hold positions in the Corporation and its affiliates above the level of senior manager (including the CEO and other NEOs) are eligible to participate. Eligible employees may elect prior to any calendar year to defer up to 100% of their annual short-term cash incentive payment and receive the deferred amount in RSUs issued under the Share Unit Plan. RSUs issued under this program are fully vested and will be settled in treasury shares of the Corporation. Any bonus amount deferred is tax-deferred until the issued RSUs are settled. A participating employee may elect at any time after issuance of the RSUs to have them settled at a specified date in the future selected by the employee within the timeframes permitted under the program. The program allows for settlement of RSUs to be deferred for a period ending no later than December 31 of the second year following retirement or termination of employment. In the event the employee does not make an election to settle outstanding units they will automatically be settled no later than December 31 of the second year following retirement or termination of employment. Employees receive additional RSUs in an amount equivalent to any dividend payable on an equivalent number of Common Shares during the period up to the settlement date of the RSUs. The additional RSUs issuable to reflect dividend payments are issued at the Market Value on the relevant dividend payment date in accordance with the Share Unit Plan.

The table below summarizes certain ratios as at December 31, 2018, 2017 and 2016 regarding the Share Unit Plan, namely dilution, burn rate and overhang. Dilution and overhang are measured as a percentage of the total number of Common Shares outstanding as of December 31, 2018, 2017, and 2016 and burn rate is measured using the weighted average number of Common Shares outstanding during the relevant fiscal years as noted.

	December 31, 2018	December 31, 2017	December 31, 2016
Dilution Total number of PSUs/RSUs outstanding divided by total number of Common Shares outstanding as at the end of the fiscal year noted.	0.28%	0.22%	0.21%
Burn Rate Total number of PSUs/RSUs granted in a fiscal year divided by the weighted average number of Common Shares outstanding during the fiscal period.(1)	0.16%	0.20%	0.08%
Overhang Total PSUs/RSUs outstanding plus the number of units available to be granted pursuant to the Share Unit Plan, divided by the total number of Common Shares outstanding as at the end of the fiscal year noted.(2)	1.34%	1.55%(3)	0.14%

(1) The weighted average number of securities outstanding during the period is the number of securities outstanding at the beginning of the period, adjusted by the number of securities bought back or issued during the period multiplied by a time-weighting factor. The time weighting factor is the number of days that the securities are outstanding as a proportion of the total number of days in the period. The weighted average number of securities outstanding is calculated in accordance with the CPA Canada Handbook, as such may be amended or superseded from time to time.

(2) The total number of Common Shares that can be issued for vested PSU/RSUs is 6,561,134 (7,000,000 less 438,866 Common Shares issued as at December 31, 2018 to redeem prior awards.)

(3) In 2017, Shareholders approved an increase in the maximum number of treasury shares issuable under the Share Unit Plan to 7,000,000 from 500,000.



THE EMPLOYEE SHARE PURCHASE PLAN

The Corporation's employee share purchase plan ("ESPP") is intended to enable eligible employees (which includes NEOs) to acquire Common Shares in a convenient and systematic manner, so as to encourage continued employee interest in the operation, growth and development of the Corporation, as well as to provide an additional investment opportunity to eligible employees of the Corporation and its subsidiaries.

On June 21, 2011, Shareholders approved the adoption of the ESPP. The ESPP was amended by the Board on May 12, 2016, and April 1, 2018. The amendments in 2018 were enacted to allow the plan administrator to undertake transactions through the NYSE and to calculate market values for US-based employees using NYSE based data. The amendments also aligned the company matching contribution formula for all employees. There are currently 2,000,000 Common Shares reserved for issuance under the ESPP representing approximately 0.41% of the issued and outstanding Common Shares as at December 31, 2018. As of December 31, 2018, a total of 1,032,251 Common Shares have been purchased by employees under the ESPP representing 0.21% of the issued and outstanding Common Shares as at December 31, 2018 and a total of 967,749 Common Shares remain available for purchase under the ESPP as of that date (representing 0.20% of the issued and outstanding Common Shares as of December 31, 2018). A description of the ESPP as amended follows.

68 Management Information Circular | Algonquin Power & Utilities Corp.

All regular full-time and part-time employees are eligible to participate in the ESPP. Participants in the ESPP accumulate funds for the purchase of Common Shares through payroll deduction to a maximum amount of $10,000 per year for Canadian employees and US$10,000 for U.S. employees. For employees who participate in the program, the Corporation will match 20% of the first $5,000 contributed by the employee and 10% of the next $5,000 contributed by the employee, for a maximum matching contribution of $1,500 annually for Canadian employees and US$1,500 annually for U.S. employees. Dividends on Common Shares in a participant's account under the ESPP will be reinvested to purchase additional Common Shares.

On or about the first business day following the processing of an employee's payroll, all contributions received in respect of each participant shall be paid in full on behalf of such participant to purchase Common Shares from treasury or, at the election of the Corporation, through market purchases carried out by an independent broker through the facilities of the TSX or NYSE. The Common Shares will be issued from treasury at a price equal to the volume weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the purchase date for employees who are Canadian residents and for employees who are U.S. residents, at a price equal to the volume weighted average trading price of the Common Shares on the NYSE for the five trading days immediately preceding the purchase date, or in either case, an equivalent number of Common Shares will be acquired on the applicable market (with any shortfall from contributions for the purchase of such Common Shares being contributed by the Corporation and any excess being available to the Corporation to apply against costs of administering the ESPP).

> "The Corporation's employee share purchase plan is intended to enable eligible employees (which includes NEOs) to acquire Common Shares in a convenient and systematic manner, so as to encourage continued employee interest in the operation, growth and development of the Corporation..."

Under the ESPP, together with any other security-based compensation arrangements of the Corporation, the Common Shares reserved for issuance to insiders cannot exceed 10% of the outstanding Common Shares, and the number of Common Shares issued to insiders within a one-year period cannot exceed 10% of the outstanding Common Shares.

The ESPP does not set out a maximum number of Common Shares that may be issued to an individual employee; however, eligible Canadian and U.S. based employees may only contribute up to a maximum of $10,000 per year or US$10,000, respectively, in any given year which has the effect of limiting the number of Common Shares that may be issued to any one individual under the ESPP.

The ESPP can be amended by the Board at any time, without the approval of the Shareholders, provided that amendments to (a) increase the number of Common Shares reserved for issuance from treasury under the ESPP, (b) add additional categories of persons eligible to participate under the ESPP, (c) eliminate or decrease the limitations on insider participation set forth above, or (d) amend the amendment provision of the ESPP to eliminate a matter listed as requiring Shareholder approval, will in each case require Shareholder approval.

The interest of any participant under the ESPP is not assignable either by voluntary assignment or by operation of law except upon death or upon mental incompetency.

The table below summarizes certain ratios as at December 31, 2018, 2017, and 2016 regarding the ESPP, namely, burn rate and overhang. Overhang is measured as a percentage of the total number of Common Shares outstanding as of December 31, 2018, 2017, and 2016 and burn rate is measured using the weighted average number of Common Shares outstanding during the relevant fiscal years as noted.

	December 31, 2018	December 31, 2017	December 31, 2016
Burn Rate Total number of Common Shares purchased by employees in the fiscal year divided by the weighted average number of Common Shares outstanding during the relevant period noted.(1)	0.05%	0.07%	0.05%
Overhang Total Common Shares available for purchase by employees pursuant to the ESPP, divided by the total number of Common Shares outstanding.(2)	0.20%	0.28%	0.55%

(1) The weighted average number of securities outstanding during the period is the number of securities outstanding at the beginning of the period, adjusted by the number of securities bought back or issued during the period multiplied by a time-weighting factor. The time weighting factor is the number of days that the securities are outstanding as a proportion of the total number of days in the period. The weighted average number of securities outstanding is calculated in accordance with the CPA Canada Handbook, as such may be amended or superseded from time to time.

(2) The total number of Common Shares that can be issued under the ESPP is 2,000,000. As at December 31, 2018, 1,032,251 units have been issued, with an additional 967,749 Common Shares being available for purchase by employees under the ESPP.

ALGONQUIN POWER & UTILITIES CORP. 69

THE DEFINED CONTRIBUTION PENSION PLAN

Effective May 1, 2016, APUC established a defined contribution pension plan for its Canadian employees including the NEOs (the "Pension Plan"). Under the Pension Plan, the Corporation contributes 6% of eligible earnings up to the annual limit established by Canada Revenue Agency ("CRA") on behalf of each NEO. No matching contributions are required by participants who are NEOs. For Canadian employees other than the NEOs and certain other members of the Corporation's executive team, the Corporation provides an annual contribution of 2% of eligible earnings and matches up to an additional 2% of eligible earnings contributed by the employee up to a maximum contribution to the annual limit established by the CRA. Eligible earnings under the Pension Plan are defined as the annual base salary of the NEO. The Pension Plan is administered on behalf of the Corporation by a major Canadian life insurance company. Prior to the establishment of the Pension Plan, the Corporation provided an employee savings program with the same contribution levels through a deferred profit sharing plan ("DPSP") and did not have a Canadian pension plan for Canadian employees. The DPSP plan was closed upon the establishment of the Pension Plan.

Under the Pension Plan, employees may retire by ending active employment at any time after reaching the age of 55. Upon retirement, the retired employee will receive retirement income through the purchase of a life or joint life annuity. The amount of retirement income will be dependent upon the accumulated value of the participant's account in the Pension Plan. There are a number of defined benefit pension plans in place for employees of U.S. operating affiliates of the Corporation. None of the NEOs or members of the Corporation's executive team are eligible to participate in the pension programs offered by the Corporation's affiliates.

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

The Corporation established a Supplemental Executive Retirement Plan ("SERP") effective January 1, 2016, in order to provide a retirement savings program for senior management that was aligned with market practices in Canada. Under the SERP, the Corporation accrues annually an amount for eligible executives, including the NEOs, equivalent to 12% of eligible earnings less any amounts contributed to the Pension Plan during the year. The SERP is an unfunded program under which no annual contributions are funded by the Corporation with future amounts owing payable from the general revenues of the Corporation. Under the SERP, eligible earnings are the amount of annual base salary and annual cash incentive amount earned by the participant. Upon cessation of employment with the Corporation, a participant under the SERP receives at their election either a one-time taxable lump sum payment or a series of annual taxable payments for a period not exceeding 15 years with an equal present value. Accrued amounts in the SERP are credited or debited annually by an amount equivalent to the annual return or loss achieved in the Pension Plan based on the investment mix selected by the participant.

The following table shows the accumulated value from January 1, 2018, to December 31, 2018, for each NEO under the Pension Plan and the SERP.

Name	Accumulated Value at Start of Year(1)	Compensatory Change(2)(3)	Non-Compensatory Change(3)	Accumulated Value at End of Year
Ian Robertson	$431,223	$192,662	($846)	$623,039
Chris Jarratt	$296,433	$116,676	($4,777)	$408,332
David Bronicheski	$209,703	$97,232	($1,587)	$305,349
David Pasieka	$184,469	$76,505	($4,012)	$256,963
Jeff Norman	$117,607	$71,354	($3,005)	$185,956
Mike Snow (former COO)(4)	$175,166	$64,320	$15,855	$255,341

(1) The Pension Plan and the SERP were not established until May 1, 2016, and January 1, 2016, respectively. Prior to the establishment of those plans, NEOs received a 6% of annual base salary contribution to the DPSP to CRA limits annually and prior to 2016 a taxable contribution to a non-registered savings plan for any amounts in excess of the annual CRA limit.

(2) Includes Pension Plan contributions, and unfunded SERP contributions and credits.

(3) Non-compensatory amount is the amount of annual investment value increase/decrease achieved by a participant in the Pension Plan based on participant's individual investment mix selected.

(4) Contributions to Mr. Snow's SERP and Pension Plan ended in 2018 upon his retirement from the Corporation.

70 Management Information Circular | Algonquin Power & Utilities Corp.

OTHER EXECUTIVE BENEFITS

The Corporation provided executives with additional benefits in accordance with the compensation program objectives and for the purpose of retention and motivation. As part of their compensation, the NEOs are eligible to receive some or all of the following:

- Life and Accidental Death and Dismemberment Insurance coverage;
- Medical expenses and medical insurance reimbursements;
- Monthly car allowance, as applicable;
- Health and wellness coverage; and
- A fitness allowance for a recreational and/or social club.

Some of these items are considered as taxable benefits. The monetary value of the benefits is reported in the Summary Compensation Table.

CLAWBACK POLICY

The HRCC implemented a clawback policy effective January 1, 2016, applicable to all "Executive Officers" (as that term is defined under applicable securities legislation in Ontario). The policy provides that, (i) where there is a restatement of the financial results of the Corporation for any reason (other than a restatement caused by a change in applicable accounting rules or interpretations) and (ii) the senior executive was negligent or engaged in fraud or intentional illegal conduct which was related to the restatement of the financial results, the HRCC has the ability in its discretion to recoup amounts paid or awarded to the executive officer as performance based compensation in the event that the compensation would have been lower based on the restated financial results. Compensation awards made after January 1, 2016, in respect of all financial years following that date are subject to recoupment looking back three fiscal years preceding the year in which the decision to recoup is made.

EXECUTIVE SHARE OWNERSHIP GUIDELINES

To align the interests of senior management with the interests of Shareholders, Corporation share ownership guidelines were introduced for NEOs and senior management in 2013. The guidelines indicate ownership levels must be achieved within five (5) years of becoming a designated executive officer. Corporation ownership includes Common Shares or share equivalents. In the event an executive falls out of compliance with the requirement due to a decline in share price they are allowed two years to bring themselves into compliance. For purposes of determining compliance during this two year period, the individual executive's shares will be valued at the higher of cost or market value. Ownership criteria is defined in terms of a multiple of the executive's base salary. The following table summarizes the ownership guidelines:

Executive	Target Ownership
Chief Executive Officer, Vice Chair	3 times base salary
Chief Financial Officer, President	2 times base salary
Other NEOs	1 times base salary

The guideline provides a transition period of five (5) years to achieve the ownership requirement; however, notwithstanding the foregoing, each member of the executive management team is expected to hold Common Shares and/or vested or unvested RSUs/PSUs valued at a minimum of 10% of their base salary within the first year of joining the Corporation or transitioning to an executive management position.

Compliance with the ownership guidelines is measured on the first trading day of each calendar year, using the base salary then in effect, and using a twenty (20) day trailing volume weighted average price of the Common Shares on that day. The Common Share and/or share equivalent ownership as of January 2, 2019, for those NEOs governed by the ownership guidelines are set out below. The estimated value is calculated using a share price of $14.00, which is the 20-day trailing volume weighted average price of the Common Shares on the TSX as at the first trading day of the calendar year, in this case, January 2, 2019.

NEO[2]	Base Salary	Multiple of Base Salary	Ownership Guideline Value	Shares/Share Equivalents[1]	Estimated Value	Ownership Achieved	Target Status
Ian Robertson	$920,000	3x	$2,760,000	1,745,071	$24,430,994	8.85x	✓
Chris Jarratt	$644,000	3x	$1,932,000	1,562,861	$21,880,054	11.33x	✓
David Bronicheski	$503,928	2x	$1,007,856	749,359	$10,491,026	10.41x	✓
David Pasieka	$437,750	1x	$437,750	348,589	$4,880,246	11.15x	✓
Jeff Norman	$306,000	1x	$306,000	92,570	$1,295,980	4.24x	✓

(1) Includes Common Shares, unvested PSUs, and vested but not paid out PSUs and RSUs.

(2) Mike Snow, former COO, Liberty Power, was not subject to these requirements on the measurement date.

ALGONQUIN POWER & UTILITIES CORP. 71

                       225  200  175  150  125  Algonquin Power & Utilities Corp.  S&P/TSX Composite Index  S&P/TSX Capped Utilities Index                                                                            January 1,2014  December 31,2014  December 31,2016  December 31,2015  December 31,2017  December 31,2018    100  PERFORMANCE GRAPHThe following performance graph compares the Corporation’s cumulative TSR, assuming an investment of $100 and reinvestment of dividends, for its Common Shares with that of the S&P/TSX Capped Utilities Index and the S&P/TSX Composite Index for the five-year period commencing January 1, 2014.ALGONQUIN POWER & UTILITIES CORP. RELATIVE PERFORMANCEValue of $100 Invested on January 1, 2014 (Assumes Reinvestment of all Dividends)  Equity Compensation Plan Category  Number of Securities to be Issued UponExercise or Settlement of Outstanding Securities  Weighted Average Exercise Price of Outstanding Options  Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a))  Plans approved by security holders        Stock Option Plan  6,292,644  $11.61  22,815,471  Share Unit Plan  1,519,198(1)    5,041,936(2)  ESPP  N/A    967,749  DSU Plan  380,656  -  619,344  Total 8,192,498 $11.61This represents granted PSU awards and RSU awards that have not yet settled or vested as the case may be.Total is 7,000,000 less amount in column (a) less number of shares issued in prior periods to settle PSU and RSU awards (438, 866).  29,444,500    January 1,2014  December 31,2014  December 31,2015  December 31,2016  December 31,2017  December 31,2018  APUC Share Price (TSX)  100  137.12  160.85  173.49  219.30  221.36  S&P/TSX Composite Index  100  110.55  101.36  122.73  133.89  121.99  S&P/TSX Capped Utilities Index  100  116.05  112.01  131.73  145.72  134.51  EQUITY COMPENSATION PLAN INFORMATIONThe table below indicates the number of securities to be issued under the Corporation’s equity compensation plans, the weighted average exercise price of Options issued under the Stock Option Plan, and the number of securities remaining available for future issuance under equity compensation plans as of December 31, 2018. There are no equity-based compensation plans not approved by Shareholders.  In 2018, the TSR for the Corporation was 1.42% (compared with -8.9% for the S&P/TSX Composite Index and -7.69% for the S&P/TSX Capped Utilities Index).  72  Management Information Circular | Algonquin Power & Utilities Corp.

TOTAL SHAREHOLDER RETURN VS. NEO COMPENSATION

Annually, the Corporation undertakes an analysis of the alignment between the CEO and the other NEOs' total compensation and the experience of Shareholders. The analysis looked at the NEOs' total compensation using the first full year in which the Corporation had converted from an income trust (2010) as the basis for comparison. The total NEO compensation results were then compared to the Shareholder experience, as measured by TSR over the same periods. The analysis concluded that the Corporation's compensation framework provided an alignment between the NEOs' compensation and the Shareholder experience over the measured periods.

Between January 2, 2011, and December 31, 2018, the Shareholders' experience, as measured by the TSR on an annual basis each calendar year, averaged 18.6%. During the same period, APUC's assets grew from $0.98 billion to $12.2 billion and revenue grew from $0.18 billion to $2.1 billion. The annual CEO and NEO compensation percentage increases as measured by the target TDC established for the same periods averaged approximately 23.5% and 21.1%, respectively. The actual value of TDC will vary depending on actual performance and share value, promoting alignment of realized compensation with Shareholder experience. The following presents the comparison over the periods of interest:

Period	Compensation Adjustment for CEO(1)	Average Compensation Adjustment for NEO Team(1)	Annual TSR (Including Dividend Re-investment)
2011	2.0%	13.4%	34.1%
2012	44.3%	16.4%	11.3%
2013	19.4%	37.3%	12.2%
2014	17.9%	12.4%	37.1%
2015	10.0%	9.9%	17.5%
2016	64.7%(2)	53.3%	8.1%
2017	23.0%(2)	21.7%	26.8%
2018	7.4%	4.1%	1.4%
Average	23.5%	21.1%	18.6%

(1) A portion of these amounts relates to long-term incentives. Calculation of value of long-term incentives is based on grant date values. The actual value of these amounts is tied to future Corporation and individual performance as well as continuing Shareholder returns.

(2) These percentages reflect adjustments by the HRCC over 2016 and 2017 that were made to further align TDC for the CEO and other NEOs to the market median of the benchmark comparator group for the periods.

Algonquin's compensation philosophy has a significant component of NEO compensation consisting of long-term incentives (grants of PSUs and Options), which are designed to focus executives on the long-term success of the Corporation.

These long-term incentives are directly affected by changes in Algonquin's Common Share price and Algonquin's TSR. This helps create a direct correlation between the Shareholder experience and the compensation paid to senior executives.

APUC PERFORMANCE 2010-2018

ASSET GROWTH
(in $ billions)


15.0
12.0
9.0
6.0
3.0
2010
2011
2012
2013
2014
2015
2016
2017
2018

REVENUE GROWTH
(in $ billions)


2.5
2.0
1.5
1.0
0.5
2010
2011
2012
2013
2014
2015
2016
2017
2018

ALGONQUIN POWER & UTILITIES CORP. 73

EXECUTIVE COMPENSATION INFORMATION

2018 EXECUTIVE PERFORMANCE HIGHLIGHTS

The strong performance of the Corporation in 2018 was highlighted by strong growth in operating revenues, Adjusted EBITDA, Adjusted EPS, cash flows and assets. Algonquin's performance is the result of the efforts and individual achievements of all employees within the organization.

The following summarizes the key achievements of the CEO and the other NEOs during 2018:



Ian Robertson

Chief Executive Officer, Algonquin Power & Utilities Corp.

Mr. Robertson has served as the CEO of the Corporation since 2009. During his tenure as CEO, the Corporation has delivered consistent growth in assets, revenues, and strong Total Shareholder Returns. Since January 1, 2011, average annual TSR of 19% has been delivered and total assets have grown from $0.98B to $12.2B. During 2018, the following was achieved:

- Annual revenue grew to US$1,647.4 million, an increase of 8.2%;
- Annual Adjusted EBITDA of US$803.3 million was achieved, an increase of 16.5%;
- Annual Adjusted EPS of US$0.66 was achieved, an increase of 15.8%;
- Negotiation of an agreement to acquire New Brunswick Gas for $133 million was completed;
- The acquisition of a 41.5% interest in Atlantica Yield Plc was completed; and
- The Board approved another 10% increase in the annual dividend on APUC Common Shares.



Chris Jarratt

Vice Chair, Algonquin Power & Utilities Corp.

Mr. Jarratt has served as Vice Chair of the Corporation since 2009. During his tenure in this role, Mr. Jarratt has made a significant contribution to the development and execution of the strategy of the Corporation and the development of the Board of Directors and corporate governance practices of the Corporation. Mr. Jarratt is a member of the Board of Directors and a member of the management executive team which has consistently built shareholder value during his tenure. During 2018, Mr. Jarratt's accomplishments include the following:

- Successful completion of negotiations to acquire a further interest in Atlantica Yield plc and further development of our strategy for the AAGES joint venture;
- Assisted the Corporate Governance Committee in its continuous improvement of our governance practices as evidenced by improved governance rankings from a number of third-party assessors;
- Provided guidance and assistance in the resolution of a broad spectrum of strategic growth and commercial issues facing the Corporation;
- Collaborated with the CEO and the Board of Directors in the development and execution of the long-term strategy of the Corporation; and
- Provided key leadership support across the Corporation.

74 Management Information Circular | Algonquin Power & Utilities Corp.

David Bronicheski

Chief Financial Officer,
Algonquin Power
& Utilities Corp.

Mr. Bronicheski has served as Chief Financial Officer of the Corporation (and its predecessor) since 2007. During 2018, Mr. Bronicheski had the following accomplishments:

- Successfully executed on the Corporation's long term financial plan which continued to strengthen the Corporation's balance sheet and improve its investment grade credit metrics;
- Led two non-brokered Common Share offerings totaling over $617 million and saving the Corporation over $25 million of brokerage fees;
- Led the first ever issuance of publicly traded securities of the Corporation into the U.S. capital markets, raising US$287.5 million in subordinated notes; and
- Provided key leadership support across the Corporation, raising employee engagement through the Corporation's finance organization reporting groups to top quartile levels.



David Pasieka

Chief Transformation Officer,
Algonquin Power
& Utilities Corp.

Mr. Pasieka was appointed Chief Transformation Officer during 2018. Prior to that, he served as Chief Operations Officer of Liberty Utilities Group since 2011. During 2018, Mr. Pasieka had the following accomplishments:

- Delivered better than industry average safety metrics in Motor vehicle accidents, lost time injuries and recordable incidents, achieving 41% - 56% year on year improvements in performance;
- Achieved regulatory outcomes in seven state rate cases, including the addition of rate decoupling in New Hampshire and Missouri and obtained initial regulatory approval for the Customer Savings Plan to replace a material portion of the Empire coal generation fleet with 600MW of new wind;
- Completed a $352 million capital investment program reinforcing the organic growth of the regulated utilities and announced the agreement to acquire Enbridge Gas New Brunswick Limited Partnership, the company's first Canadian regulated utility;
- Led the company's "Customer First" initiative, a multi-year project focused on improving the company's systems and processes to position the organization for the future;
- Created and chaired the APUC Diversity and Inclusion committee with a focus on building a diverse organization and structuring our policies to ensure inclusion; and
- Provided key leadership and transition support across the organization facilitating in an increase in employee engagement within the information technology and transition teams.

ALGONQUIN POWER & UTILITIES CORP. 75

Jeff Norman

Chief Development Officer,
Algonquin Power &
Utilities Corp.

Mr. Norman has served as Chief Development Officer of the Corporation since 2015. Prior to that he was VP, Business Development since 2009. During 2018, Mr. Norman had the following accomplishments:

Oversaw contractual negotiations and due diligence related to the acquisition of the 200MW Sugar Creek wind facility in Illinois and the 80MW Broad Mountain wind facility in Pennsylvania;
Advanced development of the Walker Ridge wind facility in California, the expansion of the Sandy Ridge wind facility in Pennsylvania and the expansion of the Shady Oaks wind facility in Illinois;
Completed construction of the 75MW Amherst Island wind facility and the 75MW Great Bay solar facility;
Oversaw all aspects related to development of three wind projects with a combined capacity of 600MW on behalf of the Empire District Electric Company; and
Provided key leadership across the organization, with a focus on the international and North American growth initiatives.

76 Management Information Circular | Algonquin Power & Utilities Corp.

SUMMARY COMPENSATION TABLE

The following table sets forth information concerning compensation earned from the Corporation and its subsidiaries for the financial year of the Corporation ended December 31, 2018 for each of the Corporation's NEOs for the fiscal year ended December 31, 2018.

Name and Principal Position	Year	Salary	Equity Incentive Plan Compensation: Share-Based Awards[2]	Equity Incentive Plan Compensation: Option-Based Awards[3]	Non-Equity Incentive Plan Compensation: Annual Incentive Plans[1]	Non-Equity Incentive Plan Compensation: Long-Term Incentive Plans	Pension Value[4]	All Other Compensation	Total Compensation
Ian Robertson CEO	2018	$920,000	$1,623,000	$540,500	$1,113,149	-	$192,662	$43,512	$4,432,823
	2017	$900,000	$969,000	$967,500	$779,368	-	$256,682	$61,168	$3,933,718
	2016	$850,000	$341,493	$1,020,000	$1,118,893	-	$174,541	$68,968	$3,573,895
Christopher Jarratt Vice Chair	2018	$644,000	$1,135,050	$378,350	$780,993	-	$116,676	$25,554	$3,080,623
	2017	$630,000	$678,750	$677,250	$552,759	-	$174,933	$29,057	$2,742,749
	2016	$575,000	$231,490	$690,000	$758,583	-	$121,500	$32,780	$2,409,353
David Bronicheski CFO	2018	$503,928	$473,933	$157,478	$458,881	-	$97,232	$25,784	$1,717,236
	2017	$489,250	$307,281	$305,781	$344,131	-	$116,282	$23,011	$1,585,736
	2016	$475,000	$108,370	$320,625	$429,126	-	$93,422	$23,082	$1,449,625
David Pasieka CTO	2018	$437,750	$362,644	$120,381	$238,264	-	$76,505	$24,670	$1,260,214
	2017	$425,000	$235,250	$233,750	$280,799	-	$106,298	$24,126	$1,305,223
	2016	$400,000	$81,472	$240,000	$347,945	-	$78,171	$24,150	$1,171,738
Jeff Norman CDO	2018	$306,000	$160,650	$53,550	$655,792[5]	-	$71,354	$19,770	$1,267,116
	2017	$300,000	$52,500	$157,500	$316,426	-	$63,917	$17,253	$907,596
	2016	$300,000	$60,000	$97,374	$200,503	-	$53,690	$17,045	$728,612
Mike Snow[5] Former COO, Liberty Power	2018	$219,723	$276,566	$91,800	$-	-	$64,320	$1,335,667[6]	$1,988,076
	2017	$400,000	$221,500	$220,000	$252,012	-	$99,249	$24,087	$1,216,848
	2016	$390,000	$79,475	$234,000	$344,430	-	$75,917	$23,505	$1,147,327

(1) The annual incentive plan amounts represent the annual bonus paid under the STIP unless otherwise noted.

(2) Grant date fair value of Common Shares granted under APUC's ESPP and units under the Share Unit Plan as calculated under the respective plans. Details are listed below.

Algonquin awarded the following PSUs to NEOs for 2016 (awarded March 31, 2016), 2017 (awarded March 31, 2017), and 2018 (awarded March 31, 2018). The number of PSUs that the NEOs will actually earn can vary from 0 to 197.5% of the original number of PSUs granted, depending on the Corporation's performance against measures of efficiency, safety, and customer service over a three year period and for awards commencing in 2017, are also dependent upon the TSR achieved by the Corporation over the grant performance period relative to the TSR achieved by the S&P/TSX Capped Utilities Index. Units earned from dividends declared during the respective Performance Period are not included as grants below.

	2018	2017	2016
Ian Robertson	115,120	84,719	30,713
Chris Jarratt	80,584	59,303	20,776
David Bronicheski	33,540	26,775	9,654
David Pasieka	25,639	20,468	7,226
Jeff Norman	11,405	4,597	5,420
Mike Snow	19,552	19,264	7,046

For purposes of compensation, the PSUs were valued using the market price on the first day of the Performance Period as calculated under the Share Unit Plan. For purposes of financial statement disclosure, the PSUs were valued using the closing market price on the grant date as set out in the table below. The table below shows the difference between the grant date value for compensation purposes and the grant date fair value used for purposes of financial statement disclosures which is due to the change in market price between those two dates.

Year	Grant Date Value for Compensation Purposes ($)	Grant Date Value for Financial Statement Disclosure ($)	Difference Per Unit ($)
2018	14.09	12.77	1.32
2017	11.42	12.70	1.28
2016	11.07	11.66	0.59

(3) Algonquin awarded the following Options to the NEOs for 2016 (awarded March 31, 2016), 2017 (awarded March 31, 2017), and 2018 (awarded March 31, 2018):

	2018	2017	2016
Ian Robertson	418,992	750,000	842,975
Chris Jarratt	293,294	525,000	570,248
David Bronicheski	122,075	237,040	264,979
David Pasieka	93,318	181,202	198,347
Jeff Norman	41,511	122,093	188,898
Mike Snow	71,162	170,543	193,388

ALGONQUIN POWER & UTILITIES CORP. 77

The Human Resources and Compensation Committee reviewed estimates of the value of the Options on the grant dates that were prepared by Mercer. For valuation purposes, Mercer used the Black-Scholes Option pricing model and the following assumptions:

Year	Dividend Yield (%)	Volatility (%)	Risk-Free Rate (%)	Expected Life (Years)	Exercise Price ($)	Fair Value ($)
2018	4.4	19.1	2.0	5.5	12.85	1.29
2017	4.9	22.2	1.2	5.5	12.77	1.29
2016	5.2	25.1	0.8	5.5	10.81	1.19

For purposes of financial statement disclosure, Options were valued using a Black-Scholes Option pricing model and the following assumptions:

Year	Dividend Yield (%)	Volatility (%)	Risk-Free Rate (%)	Expected Life (Years)	Exercise Price ($)	Fair Value ($)
2018	4.8	21.0	2.1	5.5	12.80	1.41
2017	4.3	25	1.4	5.5	12.82	1.45
2016	4.5	23	0.9	5.5	10.82	1.25

These accounting value assumptions differ from the compensation value assumptions in the calculations above. The difference per Option granted between the two models is presented in the following table:

Year	Grant Date Value for Compensation Purposes ($)	Grant Date Value for Financial Statement Disclosure ($)	Difference Per Unit ($)
2018	1.29	1.41	0.12
2017	1.29	1.45	0.16
2016	1.19	1.25	0.06

Under Mercer's standard approach, the estimated life of the award is based on a safe harbour methodology which is shorter in term than the assumed term for accounting purposes. This difference in life affects the calculation of volatility and resulting fair value.

(4) Amounts shown are contributions made by the Corporation for individuals under the Pension Plan and Supplemental Executive Retirement Plan established in 2016. Also included are amounts contributed to Algonquin's DPSP in 2016 prior to its closure.

(5) Includes a one-time success bonus in the amount of $250,000 that was paid upon successful completion of a specific deliverable related to a key construction project.

(6) Mr. Snow ceased to be COO, Liberty Power, effective July, 2018. The amount of $1,335,667 under All Other Compensation for Mr. Snow includes payments paid on his retirement totaling $1,320,278.

The following table sets out in detail "All Other Compensation" earned by the NEOs as reported in the Summary Compensation Table on page 77.

Name	Year	Perquisites: Car Allowance(1)	Perquisites: Other Perquisites(2)(3)	Insurance Premiums	Other	Total All Other Compensation
Ian Robertson	2018	$12,000	$20,272(4)	$11,240	$-	$43,512
	2017	$12,000	$12,999	$36,169	$-	$61,168
	2016	$14,881	$18,545	$35,542	$-	$68,968
Christopher Jarratt	2018	$12,000	$2,195	$11,359	$-	$25,554
	2017	$12,000	$5,015	$12,042	$-	$29,057
	2016	$14,881	$2,095	$15,804	$-	$32,780
David Bronicheski	2018	$12,000	$2,195	$11,589	$-	$25,784
	2017	$12,000	$2,145	$8,866	$-	$23,011
	2016	$14,881	$-	$8,201	$-	$23,082
David Pasieka	2018	$11,400	$2,195	$11,075	$-	$24,670
	2017	$11,400	$2,145	$10,581	$-	$24,126
	2016	$11,400	$2,410	$10,340	$-	$24,150
Jeff Norman	2018	$11,400	$2,195	$6,175	$-	$19,770
	2017	$11,400	$-	$5,853	$-	$17,253
	2016	$11,400	$-	$5,645	$-	$17,045
Mike Snow (former COO, Liberty Power)	2018	$6,139	$-	$9,250	$1,320,278(5)	$1,335,667
	2017	$11,400	$2,145	$10,542	$-	$24,087
	2016	$11,400	$2,095	$10,010	$-	$23,505

(1) Car allowance awards for Messrs. Robertson, Jarratt, and Bronicheski include, in each case, a one-time payment of $3,361 in 2016 to correct an underpayment of the allowance in prior years. Annual car allowance for these individuals is $12,000.

(2) Other perquisites include medical cost reimbursements, health and fitness club membership, tuition reimbursement.

(3) Insurance premiums include life, disability, and medical reimbursement plan amounts.

(4) Medical expenses reimbursement in 2018 of $20,272.

(5) Payments made to Mr. Snow upon retirement. See discussion under heading on page 83 "Retirement Agreement with Former COO".

78 Management Information Circular | Algonquin Power & Utilities Corp.

OUTSTANDING OPTION-BASED AWARDS

The following table describes all Option-based awards as at December 31, 2018, for each NEO that is eligible for such award. All Options awarded prior to 2015 have been exercised by the NEO grantees.

Name[1]	Number of Common Shares Underlying Options	Option Exercise Price	Option Expiration Date	Value of Unexercised In-the-Money Options[3]
Ian Robertson	420,028[2]	$9.76	May 18, 2023	$1,667,511
	842,975[2]	$10.82	March 31, 2024	$2,453,057
	750,000	$12.82	March 30, 2025	$686,086
	418,992	$12.80	March 12, 2026	$389,663
Christopher Jarratt	335,590[2]	$9.76	May 18, 2023	$1,332,297
	18,551[2]	$9.23	August 26, 2023	$83,480
	570,248[2]	$10.82	March 31, 2024	$1,659,422
	525,000	$12.82	March 30, 2025	$480,260
	293,294	$12.80	March 12, 2026	$272,763
David Bronicheski	143,986[2]	$9.76	May 18, 2023	$571,624
	264,979[2]	$10.82	March 31, 2024	$771,089
	237,040	$12.82	March 30, 2025	$216,840
	122,075	$12.80	March 12, 2026	$113,530
David Pasieka	66,115	$10.82	March 31, 2024	$192,395
	181,202	$12.82	March 30, 2025	$165,760
	93,318	$12.80	March 12, 2026	$86,786
Jeff Norman	287,318	$9.76	May 18, 2023	$1,140,652
	80,474	$10.82	March 30, 2024	$234,179
	108,424	$11.59	March 30, 2024	$232,027
	122,093	$12.82	March 30, 2025	$111,105
	41,511	$12.80	March 12, 2026	$38,605

(1) All Options that were awarded to Mike Snow, former COO, Liberty Power, were exercised or expired prior to December 31, 2018.

(2) These Options were exercised on March 8, 2019.

(3) Values based on the closing price of Common Shares on the TSX on December 31, 2018 of $13.73.

OUTSTANDING SHARE-BASED AWARDS

The following table describes all share-based awards[1] as at December 31, 2018, for each NEO that is eligible for such award.

Name[1]	Number of Shares or Units of Shares that have not Vested	Market or Payout Value of Share-Based Awards that have not Vested[2][3]	Market or Payout Value of Vested Share-Based Awards not Paid Out or Distributed[4]
Ian Robertson	211,650	$2,905,955	$819,159
Christopher Jarratt	148,155	$2,034,168	$554,129
David Bronicheski	63,936	$877,841	$257,492
David Pasieka	48,875	$671,054	$192,728
Jeff Norman	16,846	$231,296	$144,536

(1) All share based awards that were granted to Mike Snow, former COO, Liberty Power, were paid out or forfeited as of December 31, 2018.

(2) Unvested share-based awards are PSU awards including PSUs from dividend reinvestment relating to such grants as of December 31, 2018 but excluding units from dividends payable after December 31, 2018 with a prior record date.

(3) The market or payout value of unvested share-based awards is calculated based on an assumed performance factor of 1.0 and the closing price of the Common Shares on the TSX on December 31, 2018, of $13.73.

(4) These figures represent vested PSUs (awarded in 2016), which vested on December 31, 2018. These were paid out on March 18, 2019. The value shown is based on the closing price of the Common Shares on the TSX on December 31, 2018, of $13.73. The number of units vested represented 1.685x the original units granted when performance and units from dividend payment were taken into account.

ALGONQUIN POWER & UTILITIES CORP. 79

INCENTIVE PLAN AWARDS – VALUE VESTED OR EARNED DURING THE YEAR

The following table describes all Option-based awards, share-based awards and non-equity incentives that vested, or were earned, during 2018for each NEO.

Name	Option-Based AwardsValue Vested During 2018	Share-Based Awards (PSU) Value Vested During 2018(1)(2)	Non-EquityIncentive Plan Compensation– Value Earned During 2018
Ian Robertson	$1,176,267	$819,159	$1,113,149
Christopher Jarratt	$804,147	$554,129	$780,993
David Bronicheski	$367,152	$257,492	$458,881
David Pasieka	$276,577	$192,728	$238,264
Jeff Norman	$205,303	$144,536	$655,792
Mike Snow (former COO, Liberty Power)(3)	$1,307,718	$500,101	$-

(1) Option and PSU values are based on the closing price of the Common Shares on the TSX on December 29, 2018, of $13.73 per Common Share.

(2) The 2016 LTIP series vested at a rate of 1.685x. The vested value as a multiple of original grant value was 2.09X, representing the level of achievement of the performance metrics over the Performance Period, the growth in share price over that period and the value of units issued reflecting dividend payment values on an equivalent number of underlying shares equal to the number of units accrued.

(3) Values shown for Mike Snow include the value of Options or PSU awards, respectively, which vested on an accelerated basis on Mr. Snow's retirement from the Corporation. For PSUs the full value of $500,101 represents accelerated PSUs. For Option value shown, $357,771 represents the value related to Options that accelerated vesting on retirement and that would have otherwise vested after Mr. Snow's retirement date and is based on the December 31, 2018 closing price of Common Shares on the TSX of $13.73.

AGGREGATE OPTION EXERCISE DURING 2018 AND 2018 OPTIONVALUES

The following table summarizes the number of Common Shares, if any, each NEO acquired pursuant to the exercise of Options in 2018, the aggregate value realized upon exercise, and the number of Common Shares covered by unexercised Options under the Stock Option Plan as at December 31, 2018.

The aggregate value realized upon exercise is the difference between the fair market value of the Common Shares on the exercise date and the exercise price of the Option. The value of unexercised in-the-money Options at year end is the difference between the exercise price of the Options and the fair market value of the Common Shares on December 31, 2018, which was $13.73.

Name	Number of Shares for which Options were Exercised	Aggregate Value Realized	Unexercised Options at Dec. 31, 2018		Value of Unexercised in-the-Money Options at Dec. 31, 2018	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Ian Robertson	-	$-	1,902,667	529,328	$4,707,847	$488,471
Christopher Jarratt	-	$-	1,372,154	370,529	$3,486,289	$341,929
David Bronicheski	-	$-	607,684	160,396	$1,525,117	$147,966
David Pasieka	245,440	$956,264	218,023	122,612	$331,831	$113,110
Jeff Norman	-	$-	571,449	68,371	$1,693,798	$62,771
Mike Snow (former COO, Liberty Power)	524,581	$1,307,718	-	-	$-	$-

80 Management Information Circular | Algonquin Power & Utilities Corp.

CEO'S COMPENSATION LOOK-BACK

The information in this section is for the five-year period from 2014 - 2018. The table compares over a five year period Mr. Robertson's compensation disclosed in the summary compensation table to the realized and realizable value of each of the compensation elements and the TSR over the comparable periods.

Mr. Robertson has been Chief Executive Officer throughout the five-year period from 2014-2018. The PSU awards in 2017 and 2018 included in this table will not vest unless the performance criteria relating to those awards are met during the Performance Period. The 2016, 2015, 2014 and 2013 PSU awards granted to Mr. Robertson vested January 1 2019, January 1, 2018, January 1, 2017, and January 1, 2016, respectively.

Compensation Earned / Received	2018	2017	2016	2015	2014
Base Salary(1)	$920,000	$900,000	$850,000	$629,000	$582,000
Annual Short-Term Incentive Plan(2)	$1,113,149	$779,368	$1,118,893	$572,440	$461,028
PSUs(3)	$1,642,671	$1,263,284	$819,159	$640,588	$843,168
Value realized upon Option exercise	$-	$-	$-	$-	$1,504,501
Option value – in-the-money	$389,597	$686,086	$2,453,057	$1,667,511	$-
Stock Options(4)	$389,597	$686,086	$2,453,057	$1,667,511	$1,504,501
Total Realized / Realizable Pay (attributed by year)	$4,065,417	$3,628,738	$5,241,109	$3,509,539	$3,390,697
Target TDC (by year)	$4,002,000	$3,550,000	$2,890,000	$1,755,000	$1,588,000
CEO "Return" (%)(5)	1.6%	2.2%	81.4%	100%	113.5%
Measurement Period	Jan 1, 2018- Dec 31, 2018	Jan 1, 2017 – Dec 31, 2018	Jan 1, 2016 – Dec 31, 2018	Jan 1, 2015 – Dec 31, 2018	Jan 1, 2014 – Dec 31, 2018
Cumulative TSR (%)	1.4%	28.4%	38.6%	62.3%	121.4%
Realized / Realizable Value of $100 Pay Awarded to CEO	$102	$102	$181	$200	$214
Value of $100 Shareholder Investment as at Dec. 31, 2018	$101	$128	$139	$162	$221

(1) Actual base salary paid in each year.

(2) Actual cash incentive paid in respect of each year.

(3) Value of PSUs awarded each year. If PSUs have paid out, payout value is shown. If not yet vested/paid out, PSUs are shown at current realizable value of each vintage as at December 31, 2018, assuming target performance is achieved and including additional PSUs from dividends.

(4) Value of stock Options awarded each year. If Options have been exercised, value shown is the value realized upon Option exercise - attributed to year in which Options were granted. For unexercised Options, value shown is the in-the-money value for each vintage as at December 31, 2018.

(5) Total Realized / Realizable Pay relative to Target TDC.

EMPLOYMENT ARRANGEMENTS

The Corporation and its subsidiary, Liberty Utilities (Canada) Corp., entered into new employment agreements with the CEO and each NEO effective as of January 1, 2016. These agreements, which superceded the prior agreements between the Corporation and the applicable NEO, were entered into in connection with the implementation by the Corporation of its executive compensation clawback policy (see discussion under the heading "*Clawback Policy*" on page 71). In addition to the incorporation of clawback rights, the new employment agreements include a number of other amendments that were made to ensure a consistent approach for senior management with respect to change of control and termination of employment as well as the treatment of equity-based compensation in such events. All such executive employment agreements are collectively referred to as the "Employment Agreements" or individually as an "Employment Agreement".

In connection with Mr. Pasieka's transition from the role of COO, Liberty Utilities to the Chief Transformation Officer of the Corporation, the Corporation entered into an amendment to the Employment Agreement for Mr. Pasieka effective from September 14, 2018 (the "Retirement Agreement"). Pursuant to the terms of the Retirement Agreement, either party may elect at any time after July 1, 2019 to set a retirement date no earlier than six (6) months and no later than 12 months from the date of the election. Upon retirement, Mr. Pasieka will be entitled to elect to retire under the terms set out below as described under the heading "*Board Approved Retirement Guidelines*" or in the alternative elect to receive a separation allowance representing a minimum of eighteen (18) months of base salary and target bonus and a maximum amount of twenty-four (24) months of base salary and target bonus depending upon the timing of the retirement (such period of time hereinafter referred to as the "Post-Retirement Period"). Under the Retirement Agreement, at the election of the Corporation Mr. Pasieka will also receive a continuation of employee allowances and benefits (including pension and SERP contribution) or a cash payment in lieu thereof for the same period. The Retirement Agreement requires that during the Post-Retirement Period, Mr. Pasieka continue to own equity in the Corporation having a value of one times

ALGONQUIN POWER & UTILITIES CORP. 81

 his last annual base pay for one year post retirement and at 50% of that amount for the second year following retirement. If the Board Approved Retirement Option is not selected, outstanding Option awards that would have vested during the Post-Retirement Period will vest on retirement and will be exercisable during the Post-Retirement Period and unvested PSUs will vest pro rata based upon the time elapsed from the grant date to the end of the Post-Retirement Period measured relative to the relevant three year performance period. Under the Retirement Agreement, Mr. Pasieka is required to comply with all of the post-employment covenants set out in his Employment Agreement.  TERMINATION FOR CAUSE, RESIGNATION, AND CHANGE OF CONTROL  If the NEOs are terminated for cause, each individual will not be entitled to any advance notice of termination or payment in lieu of notice. NEOs (other than in the case of a retirement pursuant to the Retirement Agreement or a Board Approved Retirement) may resign at any time during the term of their respective Employment Agreements by providing not less than sixty (60) days prior written notice to the Corporation. Upon resignation, an NEO will not be entitled to any payment other than any amounts that the Corporation is required to pay in accordance with applicable laws and the Employment Agreements, including payment of accrued but unused vacation and expenses owing.  In the case of Messrs. Robertson, Jarratt or Bronicheski, if within eighteen (18) months following a change in control of the Corporation, either the executive’s employmentis terminated without cause, or the executive elects to terminate employment because there has been a material change in duties or a material reduction in compensation or an adverse change in employment terms that has not been cured by the Corporation after written notice, then Messrs. Robertson, Jarratt or Bronicheski are entitled to receive compensation equal to the following: (i) a lump sum payment equal to twenty-four (24) months of base salary (at the then applicable base salary rate); (ii) a lump sum payment equal to the targeted annual incentive payment for the same period; and (iii) continuation of benefits, allowances and pension contribution for twenty-four (24) months or a lump sum payment in lieu thereof. In addition, all unvested PSUs will vest as described below, and all unvested Options will vest and be exercisable within ninety (90) days. In the case of the vesting of PSUs on termination, the Employment Agreements provide that actual performance achieved is to be used to the extent calculable for periods prior to the vest date and target performance is to be used for subsequent periods.  In the case of Mr. Norman, if within eighteen (18) months following a change in control of the Corporation, if either the executive’s employment is terminated without cause, or the executive elects to terminate employment because there has been a material change in duties or a material reduction in compensation or an adverse change in employment terms that has not been cured by the Corporation after written notice, then Mr. Norman will be entitled to receivecompensation equal to the following: (i) a lump sum payment equal to eighteen (18) months of base salary (at the then  applicable base salary rate); (ii) a lump sum payment equal to the targeted annual incentive payment for the same period; and (iii) continuation of benefits, allowances andpension contribution for eighteen (18) months or a lump sum payment in lieu thereof. In addition, all unvested PSUs will vest as described below, and all unvested Options will vest and be exercisable within ninety (90) days. In the case of the vesting of PSUs on termination, the Employment Agreements provide that actual performance achieved is to be used to the extent calculable for periods prior to the vest date and target performance is to be used for subsequent periods.  In the event of a change of control, Mr. Pasieka would be entitled to receive compensation in accordance with the Retirement Agreement as described above in the event that either party has notified an effective retirement date and otherwise would receive compensation in accordance with his Employment Agreement on the same terms described above for Mr. Norman.  The Employment Agreements provide that a change of control occurs upon the occurrence of:  any transaction or series of related transactions, whether or not the Corporation is a party thereto, after giving effect to which 50% or more of the Corporation’s voting power is owned, directly or indirectly, through one or more entities, by any person and its affiliates or by one or more groups acting in concert;a sale, lease or other disposition of all or substantially all of the assets of the Corporation, other than in connection with an internal reorganization; orthe Board adopts a resolution to the effect that, for the purposes of the Employment Agreement, a change in control has occurred, or that such a change in control is imminent, in which case, the date of the change incontrol shall be deemed to be the date specified in such resolution provided that the change in control actually occurs.  A “change in control” does not occur where existing controlling Shareholder(s) continue to control more than 50% of the Corporation’s voting power through a new ownership structure.  TERMINATION FOR REASONS OTHER THAN CAUSEUpon termination without cause, Messrs. Robertson, Jarratt or Bronicheski are entitled to the following amounts in lieu of notice: (i) a lump sum payment equal to twenty-four (24)months of base salary (at the then applicable base salary rate);(ii) a lump sum payment equal to the targeted annual incentive payment for the same period; and (iii) continuation of benefits, allowances, and pension contributions for twenty-four (24) months or lump sum payment in lieu thereof. In addition,all unvested PSUs which would have vested within twenty- four (24) months of the last day of employment will vest as described below and all unvested Options which would have vested within twenty-four (24) months of termination will vest and be exercisable within ninety (90) days of termination. TheEmployment Agreements provide that, in the case of the vesting  82  Management Information Circular | Algonquin Power & Utilities Corp.

of PSUs on termination, actual performance achieved is to be used to the extent calculable for periods prior to the vest date and target performance is to be used for subsequent periods.

Upon termination without cause, Mr. Norman and Mr. Pasieka are entitled to the following amounts in lieu of notice: (i) a lump sum payment equal to eighteen (18) months of base salary (at the then applicable base salary rate); (ii) a lump sum payment equal to the targeted annual incentive payment for the same period; and (iii) continuation of benefits, allowances, and pension contributions for eighteen (18) months or lump sum payment in lieu thereof. In addition, all unvested PSUs which would have vested within eighteen (18) months of termination will vest as described below and all unvested Options which would have vested within eighteen (18) months of termination will vest and be exercisable within ninety (90) days of termination.

The Employment Agreements provide that, in the case of the vesting of PSUs on termination, actual performance achieved is to be used to the extent calculable for periods prior to the vest date and target performance is to be used for subsequent periods. In the case of Mr. Pasieka, amounts payable would be adjusted in accordance with the Retirement Agreement in the event that either party has notified an effective retirement date under the Retirement Agreement.

Retirement Agreement with Former COO

Mr. Snow retired from the Corporation in July, 2018. Pursuant to a retirement agreement entered into with Mr. Snow, he received separation payments totaling $1,320,278. These payments consisted of a separation lump sum payment of $996,300 representing eighteen (18) months of salary and bonus; a payment of $163,501 in lieu of pension and SERP contributions for a period of eighteen (18) months; and an amount of $160,477 in the aggregate relating to accrued bonus, accrued vacation pay and training allowance. The retirement agreement also provided for accelerated vesting of PSUs and Options that would have vested in the eighteen (18) month period following the date of retirement. The value of the PSUs vested on an accelerated basis received was $500,101. In addition, the retirement agreement provided for the accelerated vesting of Options that would have vested in the eighteen (18) month period following retirement. Mr. Snow realized value of $1,307,718 upon exercise of all Options including Options accelerated upon his retirement. The terms of the retirement agreement acknowledge that Mr. Snow continues to be bound by the post-employment covenants contained in his employment agreement. The agreement also provides for extension of medical and other benefits for a period of eighteen (18) months following the retirement date.

SUMMARY TERMINATION TABLE

Assuming that the triggering event requiring the foregoing payments occurred on December 31, 2018, and that the Employment Agreements were in effect on such date, the NEOs would be entitled to receive the following incremental amounts:

Name	Type of Termination	Salary Entitlement	Bonus Entitlement	Options[1]	Share-Based Awards[1]	Benefits	Total Payout
Ian Robertson	Termination without Cause	$1,840,000	$1,840,000	$488,471	$2,743,789	$472,349	$7,384,610
	Termination upon Change of Control	$1,840,000	$1,840,000	$488,471	$2,743,789	$472,349	$7,384,610
Christopher Jarratt	Termination without Cause	$1,288,000	1,288,000	$341,929	$1,920,649	$284,461	$5,123,038
	Termination upon Change of Control	$1,288,000	1,288,000	$341,929	$1,920,649	$284,461	$5,123,038
David Bronicheski	Termination without Cause	$1,007,856	$655,106	$147,970	$828,125	$246,033	$2,885,090
	Termination upon Change of Control	$1,007,856	$655,106	$147,970	$828,125	$246,033	$2,885,090
David Pasieka	Termination without Cause	$656,625	$393,975	$84,181	$281,026	$151,764	$1,567,570
	Termination upon Change of Control	$656,625	$393,975	$113,110	$633,049	$151,764	$1,948,523
Jeff Norman	Termination without Cause	$459,000	$527,850	$50,097	$63,117	$91,124	$1,191,188
	Termination upon Change of Control	$459,000	$527,850	$62,965	$219,707	$91,124	$1,360,646

(1) The value of the share-based units and options is calculated based on the closing price of the Common Shares on the TSX on December 31, 2018, of $13.73, the last trading day of 2018.

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BOARD APPROVED RETIREMENT GUIDELINE

The HRCC has approved an executive retirement guideline to support the orderly retirement and succession of executives. Under the guideline, executives whose age plus years of service with the Corporation or an affiliate equal at least 62 and who have attained the age of 55 and with a minimum of five (5) years of service are eligible on providing six (6) months' notice to the Corporation to apply for Board approved retirement. If the HRCC approves the retirement (the "Board Approved Retirement") then subject to the executive cooperating with the Corporation to support an orderly transition of their role and continuing to meet the requirements described below upon retirement, the following will be applicable:

- the executive will not be entitled to any severance payment or retirement allowance;
- any Options and PSUs will continue to vest until the earlier of the expiry date of the award or a period of two (2) years post-retirement ("Post-Retirement Vesting Period");
- any equity awards in the form of PSUs or RSUs whose vesting dates occur following the Post-Retirement Vesting Period will vest pro rata at the end of the Post-Retirement Vesting Period. To the extent actual performance relative to performance conditions can be calculated, the vesting will be based on actual performance and to the extent such criteria cannot be determined the vesting will be calculated at target level achievement;
- the executive will only be entitled to a pro rata long-term incentive grant in their year of retirement and a pro rata payment of annual incentive; and
- medical, dental and benefits other than those related to pension and SERP will continue for a period of two (2) years post-retirement.

During the first year of the Post-Retirement Vesting Period, the executive will be required to continue to hold equity in the Corporation (direct holding of Common Shares and PSUs or RSUs) equal to that dollar value amount that the executive was expected to hold during their last year of employment. In addition, during the second year post-retirement, the Executive will be required to hold equity of APUC with a value equivalent to at least 50% of the value of equity required to be held during the first year following retirement. The executive will be also be required to continue to honour all post-employment covenants and obligations contained in their respective employment agreements in accordance with the terms and conditions of those agreements including, if applicable any non-compete and non-solicitation covenants.

SHAREHOLDER PROPOSALS

Persons entitled to vote at the next annual meeting of Shareholders and who wish to submit a proposal at that meeting must submit proposals by January 27, 2020.

ADDITIONAL INFORMATION

Copies of the Corporation's financial statements for the year ended December 31, 2018, together with the report of the auditors thereon, management's discussion and analysis, the interim financial statements of the Corporation for periods subsequent to the end of the Corporation's last fiscal year, the current annual information form (together with any document incorporated therein by reference) of the Corporation and this Circular are available upon request to the Vice President, Investor Relations of the Corporation by telephone at 905-465-4500 or by facsimile at 905-465-4514. These documents and additional information concerning the Corporation are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

84 Management Information Circular | Algonquin Power & Utilities Corp.

     SCHEDULESAND APPENDICES  ALGONQUIN POWER & UTILITIES CORP.  85

 SCHEDULE “A”  APPROVAL OF UNALLOCATED OPTIONS UNDER THE STOCK OPTION PLAN RESOLUTIONWHEREAS a securities-based compensation arrangement that does not have a fixed maximum number of securities issuable, as is the case with the Stock Option Plan of Algonquin Power & Utilities Corp. (the “Corporation”), as adopted in 2010 and amended and restated in 2011, 2016 and 2019 (the “Stock Option Plan”), requires all unallocated options to be approved by the holders of common shares of the Corporation (the “Shareholders”) every three years pursuant to the rules of Toronto Stock Exchange (the “TSX”);AND WHEREAS the Stock Option Plan, including the unallocated options thereunder, was last approved by Shareholders at the annual meeting of the Shareholders held on June 9, 2016;AND WHEREAS, the Stock Option Plan provides that the aggregate number of common shares of the Corporation that may be reserved for issuance upon the exercise of all options granted under the Stock Option Plan, together with the common shares of the Corporation issuable pursuant to grants under all other securities-based compensation arrangements of the Corporation, shall not exceed 8% of the issued and outstanding common shares of the Corporation on the date such option is granted;RESOLVED THAT:all unallocated options under the Stock Option Plan, as amended from time to time, are hereby approved and authorized, which approval shall be effective until June 6, 2022; andany director or officer of the Corporation is authorized and directed for and on behalf of the Corporation (whether under its corporate seal or otherwise) to enter into, execute and deliver all such instruments, agreements and documents, including all notices, consents, applications, acknowledgements, certificates and other instruments (herein the “Instruments”) and do, or cause to be done, all such other acts and things (herein “Acts”) as may be necessary or desirable for the purpose of giving effect to the foregoing resolutions or to comply with any Instrument or Act, and such Instruments and Acts authorized and approved by these resolutions shall constitute valid and binding obligations of the Corporation, and the performance by the Corporation under such Instruments and pursuant to such Acts is hereby authorized.  86  Management Information Circular | Algonquin Power & Utilities Corp.

   SCHEDULE “B”STOCK OPTION PLAN  ALGONQUIN POWER & UTILITIES CORP.  87

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 SCHEDULE “C”ADVISORY VOTE ON APPROACH TO EXECUTIVE COMPENSATION OF ALGONQUIN POWER & UTILITIES CORP.RESOLVED, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors, that the shareholders of Algonquin Power & Utilities Corp. (the “Corporation”) accept the approach to executive compensation disclosed in the management information circular of the Corporation delivered in advance of the June 6, 2019 annual and special meeting of the shareholders of the Corporation.  ALGONQUIN POWER & UTILITIES CORP.  101

 SCHEDULE “D”CONTINUATION, AMENDMENT AND RESTATEMENT OF SHAREHOLDER RIGHTS PLAN RESOLUTIONRESOLVED THAT:the shareholder rights plan (“Rights Plan”) of Algonquin Power & Utilities Corp. (the “Corporation”), including the amendments thereto, substantially in the form set out in Schedule “F” of the Corporation’s Management Information Circular dated April 26, 2019, be confirmed and approved, and the Amended and Restated Shareholder Rights Plan Agreement to be dated asof the date hereof between the Corporation and AST Trust Company (Canada), which amends and restates the Amended and Restated Shareholder Rights Plan Agreement dated June 9, 2016 and continues the rights issued thereunder, be and is hereby ratified, confirmed and approved; andany director or officer of the Corporation is authorized and directed for and on behalf of the Corporation (whether under its corporate seal or otherwise) to enter into, execute and deliver all such instruments, agreements and documents, including all notices, consents, applications, acknowledgements, certificates and other instruments (herein the “Instruments”) and do, or cause to be done, all such other acts and things (herein “Acts”) as may be necessary or desirable for the purpose of giving effect to the foregoing resolutionsor to comply with any Instrument or Act, and such Instruments and Acts authorized and approved by these resolutions shall constitute valid and binding obligations of the Corporation, and the performance bythe Corporation under such Instruments and pursuant to such Acts is hereby authorized.  102  Management Information Circular | Algonquin Power & Utilities Corp.

SCHEDULE "E"

PURPOSE AND KEY FEATURES OF THE SHAREHOLDER RIGHTS PLAN

The following is a summary of the key features of the Rights Plan. This summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Rights Plan, a copy of which is available on request from the Vice President, Investor Relations of the Corporation as described in the Circular or on the Corporation's website at www.algonquinpower.com. All capitalized terms used in this summary have the meanings given in the Rights Plan unless otherwise noted.

Apart from the following amendments, the Rights Plan that Shareholders will be asked to consider and approve at the Meeting is identical in all material respects to the Rights Plan approved at the annual meeting of Shareholders held on June 9, 2016:

- to revise the definitions of "controlled" and "Pro Rata Acquisitions" in order to better align with current corporate governance "best practices"; and

- certain other amendments of a non-substantive, technical and administrative nature to provide for greater clarity and consistency, including the removal of specific reference to Emera Incorporated given that Emera Incorporated no longer holds a significant interest in the Corporation.

Term

The Rights Plan must be approved by Shareholders at every third annual meeting of Shareholders. Accordingly, the Rights Plan, including the amendments described above, will be presented at the Meeting for reconfirmation and approval as it was last approved by Shareholders in 2016. If not approved, the Rights Plan will expire and cease to have effect at the termination of the Meeting. If it is approved at the Meeting, the Rights Plan will be effective and will next require reconfirmation by the Shareholders at the 2022 annual meeting of Shareholders.

Issuance of Rights

Upon the Rights Plan becoming effective in 2010, one Right was issued and attached to each Common Share. One Right also attached to each subsequently issued Common Share and will attach to each subsequently issued Common Share.

Rights Exercise Privilege

The Rights generally separate from the Common Shares and become exercisable 10 trading days (the "Separation Time") after a person has acquired, or commenced a take-over bid to acquire, 20% or more of the Common Shares, other than by an acquisition pursuant to a take-over bid permitted by the Rights Plan (a "Permitted Bid") or a transaction otherwise permitted by the Rights Plan. The acquisition by any person (an "Acquiring Person") of 20% or more of the Common Shares, other than by way of a Permitted Bid or a transaction otherwise permitted by the Rights Plan, is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Ten trading days after the occurrence of the Flip-in Event, each Right (excluding Rights held by an Acquiring Person which have become void), will permit the purchase by holders of such Rights of Common Shares at a 50% discount to their market price.

Trading of Rights

Until the Separation Time, the Rights will be evidenced by the certificates representing the Common Shares and will be transferable only together with the associated Common Shares. After the Separation Time, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of Common Shares (other than an Acquiring Person) as of the Separation Time. Rights Certificates will also be issued for Rights in respect of Common Shares issued after the Separation Time and before the Expiration Time, to each holder (other than an Acquiring Person) converting securities that are exchangeable for Common Shares after the Separation Time. Rights will trade separately from the Common Shares after the Separation Time.

Lock-Up Agreements

A bidder may enter into lock-up agreements with Shareholders whereby such Shareholders agree to tender their Common Shares to the take-over bid (the "Lock-up Bid") without a Flip-in Event occurring. Such agreement must be publicly disclosed and allow the Shareholder to withdraw the securities to tender to another take-over bid or to support another transaction that exceeds the value of the Lock-up Bid either on an absolute basis or by as much or more than a specified amount, which specified amount may not be greater than seven percent. The definition of "Lock-Up Agreement" provides that no "break up" fees or other penalties that exceed, in the aggregate, the greater of two and a half percent of the price or value of the consideration payable under the Lock-up Bid to the Locked-up Person and 50% of the increase in the consideration resulting from another take-over bid transaction shall be payable by the Shareholder if the Shareholder fails to tender its securities to the Lock-up Bid.

Permitted Bid Requirements

The requirements for a Permitted Bid include the following:

- the take-over bid must be made by way of a take-over bid circular;

- the take-over bid must be made to all holders of Common Shares (other than the Offeror);

- the take-over bid must be outstanding for a minimum period of 105 days or such shorter period that a take-over bid must remain open for deposits of securities, in the applicable circumstances, pursuant to Canadian securities laws;

- Common Shares tendered pursuant to the take-over bid may not be taken up prior to the expiry of the applicable period and only if at such time more than 50% of the Common Shares held by Independent Shareholders (as defined below) have been tendered to the take-over bid and not withdrawn; and

ALGONQUIN POWER & UTILITIES CORP. 103

• if more than 50% of the Common Shares held by Independent Shareholders are tendered to the take-over bid within the applicable period and the Common Shares are taken up by the bidder, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of Common Shares for not less than 10 days from the date of such public announcement.

"Independent Shareholders" is defined in the Rights Plan as all holders of Common Shares, excluding any Acquiring Person (as defined therein), any person that is making or has announced an intention to make a take-over bid for the Common Shares, affiliates, associates and persons acting jointly or in concert with such excluded persons, and any person who is a trustee of an employee benefit, deferred profit sharing, stock participation or other similar plan or trust for the benefit of employees of the Corporation unless the beneficiaries of the plan or trust direct the manner in which the Common Shares are to be voted.

The Rights Plan allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it must be outstanding for a minimum number of days as required under Canadian securities laws.

Waiver

The Board, acting in good faith, may, prior to the occurrence of a Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event where a take-over bid is made by a take-over bid circular to all holders of Common Shares. Where the Board exercises the waiver power for one take-over bid, the waiver will also apply to any other take-over bid for the Corporation made by a take-over bid circular to all holders of Common Shares prior to the expiry of any other bid for which the Rights Plan has been waived. The Board, acting in good faith, may, in respect of any Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event where the Board has determined that the Acquiring Person became an Acquiring Person by inadvertence and such person has reduced its Beneficial Ownership such that it is no longer an Acquiring Person. The Board, acting in good faith, may, with the approval of a majority of votes cast by the Independent Shareholders voting in person or by proxy at a meeting duly called for that purpose, determine, at any time prior to the occurrence of a Flip-in Event, to waive the application of the Rights Plan for any Flip-in Event.

Redemption

The Board, with the approval of a majority of votes cast by the Independent Shareholders (or the holders of Rights if the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose, may redeem the Rights at $0.000001 per Right. Rights will be deemed to have been redeemed by the Board following completion of a Permitted Bid or Competing Permitted Bid.

Amendment

The Board may amend the Rights Plan with the approval of a majority of the votes cast by the Independent Shareholders (or the holders of Rights if the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose. The Board, without such approval, may make amendments to the Rights Plan to correct any clerical or typographical error or which are required to maintain the validity of the Rights Plan as a result of any change in any applicable legislation, rules or regulations thereunder.

Board

The Rights Plan will not detract from or lessen the duty of the Board to act honestly and in good faith with a view to the best interests of the Corporation. The Board, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to Shareholders as are considered appropriate.

Exemption for Investment Managers

Investment managers (for client accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds and administrators of registered pension plans acquiring greater than 20% of the Common Shares are exempted from triggering a Flip-in Event, provided that they are not making, have not announced an intention to make or are not part of a group making, a take-over bid.

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 SCHEDULE “G”  APPROVAL OF ADVANCE NOTICE BY-LAW RESOLUTIONRESOLVED THAT:  1. the advance notice by-law of Algonquin Power & Utilities Corp. (the “Corporation”), substantially in the form set out in Schedule “G” of the Corporation’s Management Information Circular dated April 26, 2019, is approved as the advance notice by-law of the Corporation; and  2. any director or officer of the Corporation is authorized and directed for and on behalf of the Corporation (whether under its corporate seal or otherwise) to enter into, execute and deliver all such instruments, agreements and documents, including all notices, consents, applications, acknowledgements, certificates and other instruments (herein the “Instruments”) and do, or cause to be done, all such other acts and things (herein “Acts”) as may be necessary or desirable for thepurpose of giving effect to the foregoing resolutions or to comply with any Instrument or Act, and such Instruments and Acts authorized and approved by these resolutions shall constitute valid and binding obligations of the Corporation, and the performance by the Corporation under such Instruments and pursuant to such Acts is hereby authorized.  152  Management Information Circular | Algonquin Power & Utilities Corp.

 SCHEDULE “H”ADVANCE NOTICE BY-LAWALGONQUIN POWER & UTILITIES CORP. BY-LAW 5  A by-law relating generally to the advance notice requirements for the nomination of directors of ALGONQUIN POWER & UTILITIES CORP.BE IT ENACTED AND IT IS HEREBY ENACTED as a by-law of ALGONQUIN POWER & UTILITIES CORP.(hereinafter called the “Corporation”) as follows:  ARTICLE 1 DEFINITIONS  1.1 In this by-law and all other by-laws of the Corporation, unless the context otherwise specifies or requires:  (a) “Act” means the Canada Business Corporations Act,R.S.C. 1985, c. 44, as from time to time amended, and every statute that may be substituted therefor and, in the case of such amendment or substitution, any reference in the by-laws of the Corporation shall be read as referring to the amended or substituted provisions;“affiliate” has the meaning given to it in the Act;“Applicable Securities Laws” means the applicable securities legislation of Canada and each province and territory of Canada, as amended from timeto time, the written rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commissions and similar regulatory authorities of Canada and each province and territory of Canada;“associate” has the meaning given to it in the Act;“beneficial ownership” has the meaning given to it in the Act, and “beneficially owns” and “beneficially owned” have corresponding meanings;“board” means the board of directors of the Corporation;“by-laws” means this by-law and any other by-laws of the Corporation as amended and which are, from time to time, in force and effect;  (h) “close of business” means 5:00 p.m. (Toronto time) on a business day in Ontario, Canada;i) “Director Nomination” means the nomination of one or more individuals for the election of directors to the board made (i) by or at the direction of the board in a notice of meeting or any supplement thereto; (ii) before the meeting by or at the direction of the board; or (iii) by a shareholder of the Corporation in accordance with sections 2.1 and 2.2;“person” has the meaning given to it in the Act;“public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System forElectronic Document Analysis and Retrieval at www. sedar.com;all terms contained in the by-laws which are defined in the Act shall have the meanings given to such terms in the Act;  (m) words importing the singular number only shall include the plural and vice versa; words importing the masculine gender shall include the feminine and neuter genders; and  (n) the headings used in the by-laws are inserted for reference purposes only and are not to beconsidered or taken into account in construing the terms or provisions thereof or to be deemed in any way to clarify, modify or explain the effect of any such terms or provisions.  ALGONQUIN POWER & UTILITIES CORP.  153

 ARTICLE 2ADVANCE NOTICE OF NOMINATIONS OF DIRECTORS  2.1 Nomination procedures. Subject only to the Act, Applicable Securities Law and the articles of the Corporation, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the board may be made at any annual meeting of shareholders of the Corporation, or at any special meeting of shareholders of the Corporation if the election of directors is a matter specified in the notice of meeting,  by or at the direction of the board, including pursuant to a notice of meeting and related management proxy circular of the Corporation;by or at the direction or request of one or more shareholders of the Corporation pursuant to a proposal made in accordance with the provisions of the Act, or a requisition of a shareholders’ meeting by one or more of the shareholders made in accordance with the provisions of the Act; orby any person (a “Nominating Shareholder”) whoat the close of business on the date of the giving of the notice provided for below in this by-law and on the record date for notice of such meeting of shareholders of the Corporation, is entered in the securities register of the Corporation as a holderof one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting andprovides evidence of such beneficial ownership to the Corporation, and (ii) complies with the notice procedures set forth below in this by-law.  Timely notice. In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Corporate Secretary of the Corporationin accordance with this by-law even if such matter is already the subject of a notice to the shareholders or a public announcement.Manner of timely notice. To be timely, a Nominating Shareholder’s notice must be received by the Corporation:  in the case of an annual meeting of shareholders of the Corporation, not less than 30 days prior to the date of the meeting; provided, however, that in the event that the meeting is to be held on a date that is less than 50 days after the date on which the firstpublic announcement of the date of the meeting was made (the “Notice Date”), notice by the Nominating Shareholder shall be made not later than the close of business on the 10th day following the Notice Date;in the case of a special meeting of shareholders of the Corporation that is not also an annual meeting but is called for the purpose of electing directors (whether or not also called for other purposes), not later than the close of business on the 15th day  following the Notice Date; and(c) notwithstanding the foregoing, in the case of an annual meeting of shareholders of the Corporation or a special meeting of shareholders of the Corporation that is not also an annual meeting but is called for the purpose of electing directors (whether or not also called for other purposes) where notice-and-access (as defined in NationalInstrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer) is used for delivery of proxy-related materials and the Notice Date is not less than 50 days before the date of the meeting, not less than 40 days prior to the dateof the meeting (but in any event, not prior to the Notice Date).  2.4 Proper form of notice. To be in proper written form, a Nominating Shareholder’s notice must set forth:  (a) as to each person whom the Nominating Shareholder proposes to nominate for election as a director,  (ii)  (i) the name, age, province or state and country of residence of the person;the principal occupation or employment of the person for the past five years;  whether the person is a resident Canadian;the class or series and number of shares and any related financial instruments which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders of the Corporation (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;  (v) full particulars regarding any contract, agreement, arrangement, understanding or relationship (collectively, “Arrangements”), including without limitation financial, compensation and indemnity related Arrangements, between the proposed nominee or any associate or affiliate of the proposed nominee and (A) any Nominating Shareholder or any of its representatives or (B) any other person or company relating to the proposed nominee’s nomination for election, or potential service, as a director of the Corporation;  (vi) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act or any Applicable Securities Laws; andas to the Nominating Shareholder,the number of securities of each class of voting securities of the Corporation or any of its  154  Management Information Circular | Algonquin Power & Utilities Corp.

subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by such person or any other person with whom such person is acting jointly or in concert with respect to the Corporation or any of its securities, as of the record date for the meeting (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(ii) full particulars regarding any proxy or Arrangement pursuant to which such Nominating Shareholder has a right to vote or to direct or to control the voting of any shares of the Corporation; and

(iii) any other information relating to such Nominating Shareholder that would be required to be made in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act or any Applicable Securities Laws.

References to "Nominating Shareholder" in this section 4.shall be deemed to refer to each shareholder of the Corporation that nominates a person for election as a director in the case of a nomination proposal where more than one shareholder of the Corporation is involved in making such nomination proposal.

5. <u>Status as Independent Director</u>. A Nominating Shareholder's notice must also state whether (a) in the opinion of the Nominating Shareholder and the proposed nominee, the proposed nominee would qualify to be an independent director of the Corporation under Sections 1.4 and 1.5 of National Instrument 52-110 of the Canadian Securities Administrators ("NI 52-110"); and (b) with respect to the Corporation the proposed nominee has one or more of the relationships described in sections 1.4(3), 1.4(8) and 1.5 of National NI 52-110 and, if so, which such relationships.

6. <u>Notice to be updated</u>. In addition, to be considered timely and in proper written form, a Nominating Shareholder's notice shall be promptly updated and supplemented, if necessary, so that the information provided or required to be provided in such notice shall be true and correct as of the record date for the meeting.

7. <u>Power of the chair</u>. The chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

8. <u>Delivery of notice</u>. Notwithstanding any other provision of this by-law, notice given to the Corporate Secretary of the Corporation pursuant to this by-law may only be given by personal delivery, facsimile transmission or e-mail (provided that the Corporate Secretary has stipulated an e-mail address for purposes of this notice), and shall be deemed to have been given and received only at the time it is served by personal delivery, e-mail (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of the confirmation of such transmission has been received) to the Corporate Secretary at the address of the principal executive offices of the Corporation; provided that if such delivery or electronic communication is made on a day which is not a business day or later than 5:00 p.m. (Toronto time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been received on the subsequent day that is a business day.

9. <u>Application</u>. The requirements of this by-law shall apply to any Director Nominations to be brought before a meeting by a shareholder whether such Director Nominations are to be included in the Corporation's management information circular or presented to shareholders by means of an independently financed proxy solicitation. The requirements of this by-law are intended to provide the Corporation notice of a shareholder's intention to bring one or more Director Nominations before a meeting and shall in no event be construed as imposing upon any shareholder the requirement to seek approval from the Corporation as a condition precedent to make such Director Nominations before a meeting.

10. <u>Increase in number of directors to be elected</u>. Notwithstanding any provisions in this by-law to the contrary, in the event that the number of directors to be elected at a meeting is increased effective after the time period for which the Nominating Shareholder's notice would otherwise be due under this by-law, a notice with respect to nominees for the additional directorships required by this by-law shall be considered timely if it shall be given not later than the close of business on the 10th day following the day on which the first public announcement of such increase was made by the Corporation.

11. <u>Waiver</u>. Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this by-law.

The foregoing by-law was made by the directors of the Corporation on the 28th day of February, 2019.

<u>(signed) George Trisic</u>

Corporate Secretary

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SCHEDULE "I"

ALGONQUIN POWER & UTILITIES CORP. MANDATE OF THE BOARD OF DIRECTORS

1. PURPOSE

1.1 The board of directors (the "Board") of Algonquin Power & Utilities Corp. (the "Corporation") has the power and authority to supervise the activities and manage the investments and affairs of the Corporation. The Board, directly and through its committees, shall manage, or supervise the management of, the business and affairs of the Corporation.

2. MEMBERSHIP, ORGANIZATION AND MEETINGS

1. General – The composition and organization of the Board, including: the number, qualifications and remuneration of directors; residency requirements; quorum requirements; meeting procedures and notices of meetings are as established by the Corporation's articles of incorporation (the "Articles") and by-laws (the "By-Laws"), as amended and restated from time to time and by the *Canada Business Corporations Act*, subject to any exemptions or relief that may be granted from such requirements.

2. Independence – The Board shall periodically determine the independence of each director. For this purpose, a director shall be considered independent if such director:

   a. is not an officer or employee of the Corporation or any of the Corporation's subsidiary entities or affiliates; and

   b. is independent as determined in accordance with the meaning of the provisions of National Policy 58-201 – Corporate Governance Guidelines and other applicable laws and regulations, or in the event such independence requirements are not met, is deemed to be independent by the Board.

3. Independence of Chair of the Board / Lead Director – The Chair of the Board shall be an independent director, unless the Board determines that it is inappropriate to require the Chair of the Board to be independent, in which case the independent directors shall select from their number a director who will act as "Lead Director" and who will assume responsibility for providing leadership to enhance the effectiveness and independence of the Board. The Lead Director shall be chosen at a meeting of independent directors that is not attended by non-independent Board members or management of the Corporation. The Chair of the Board, if independent, or the Lead Director if the Chair of the Board is not independent, shall act as the effective leader of the Board and set the Board's agenda with a view to assisting the Board in successfully carrying out its duties. The Chair of the Board shall not be the chief executive officer of the Corporation.

4. Access to Management and Outside Advisors – The Board shall have unrestricted access to the management and employees of the Corporation and its subsidiary entities. The Board shall have the authority to retain external legal counsel, consultants or other advisors to assist them in fulfilling their responsibilities and to set and pay the respective compensation of these advisors without consulting or obtaining the approval of any Corporation officer. The Corporation shall provide appropriate funding, as determined by the Board, for the services of these advisors.

5. Secretary and Minutes – The Board shall request that an officer of the Corporation, external legal counsel or any other person act as secretary of each meeting of the Board. Minutes of meetings of the Board shall be recorded and maintained and subsequently presented to the Board for approval.

6. Meetings Without Management – At each regular meeting of the Board, the independent directors shall, under the oversight of the Chair of the Board, if the Chair is independent, or the Lead Director, as applicable, meet without management and non-independent directors being present.

3. ELECTION OF DIRECTORS

1. Majority Voting Policy – The Board has adopted a majority voting policy for the annual election of directors.

2. Annual Elections – All directors stand for election by the Corporation's shareholders annually.

4. FUNCTIONS AND RESPONSIBILITIES

The Board shall have the functions and responsibilities set out below. In addition to these functions and responsibilities, the Board shall perform such duties as may be required by the Articles, the By-Laws and all applicable laws, regulations and listing requirements.

4.1 Strategic Planning

   a. Strategic Plans – The Board shall periodically review and, as appropriate, approve the Corporation's strategic planning process and short- and long-term strategic plans prepared by management of the Corporation. In discharging this responsibility, the Board shall review the plans in light of management's assessment of emerging trends, opportunities, the competitive environment, risk issues and significant business practices.

   b. Business Plans – The Board shall review and, if advisable, approve the Corporation's annual business plans.

   c. Monitoring – The Board shall periodically review management's implementation of the Corporation's strategic and business plans. The Board shall review and, as appropriate, approve any material amendments to, or variances from, these plans.

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4.2 Risk Management

a. General – The Board, with the assistance of the Risk Committee (with respect to risks related to business and operations) and the Audit Committee (with respect to matters relating to financial and accounting controls and risks), shall periodically review reports provided by management of the Corporation of material risks associated with the businesses and operations of the Corporation's subsidiary entities, review the implementation by management of systems to manage these risks and review reports by management relating to the operation of and any material deficiencies in these systems.

b. Verification of Controls – The Board shall, with the assistance of the Audit Committee, verify that internal, financial, non-financial and business control and information systems have been established by management and that the Corporation is applying appropriate standards of corporate conduct for these controls.

4.3 Human Resource Management

a. General – The Board, with the assistance of the Human Resources and Compensation Committee, shall periodically review the Corporation's approach to human resource management and executive compensation.

b. Succession Review – The Board, with the assistance of the Human Resources and Compensation Committee or such other committee of the Board that the Board may determine from time to time, as applicable, shall periodically review the succession plans of the Corporation for the Chair of the Board, the Chief Executive Officer and senior management, including the appointment, training and monitoring of such persons.

c. Integrity of Senior Management – The Board shall, to the extent feasible, satisfy itself as to the integrity of senior management of the Corporation and that the senior management of the Corporation strive to create a culture of integrity throughout the Corporation.

4.4 Corporate Governance

a. General – The Board shall, in conjunction with the Corporate Governance Committee, periodically review the Corporation's approach to corporate governance and this mandate, and make changes to the mandate as appropriate.

b. Board Independence – The Board shall, in conjunction with the Corporate Governance Committee, periodically evaluate the independence standards established by the Board and the Board's ability to act independently from management in fulfilling its duties.

c. Ethics Reporting – The Board or an appropriate committee of the Board shall periodically review reports provided by management relating to compliance with, or material deficiencies of, the Corporation's Code of Business Conduct and Ethics.

4.5 Financial Information

a. General – At least annually, the Board shall, in conjunction with the Audit Committee, review the Corporation's internal controls relating to financial information and reports provided by management on material deficiencies in, or material changes to, these controls.

b. Integrity of Financial Information – The Board shall, in conjunction with the Audit Committee, review the integrity of the Corporation's financial information and systems, the effectiveness of internal controls and management's assertions on internal control and disclosure control procedures.

c. Financial Statements – The Board shall review the recommendation of the Audit Committee with respect to the annual financial statements and Management's Discussion & Analysis ("MD&A") of such financial statements to be delivered to shareholders. If appropriate, the Board shall approve such financial statements and MD&A.

4.6 Communications

a. General – The Board in conjunction with management shall periodically review the Corporation's overall communications strategy, including measures for receiving feedback from the Corporation's shareholders.

b. Disclosure – The Board shall periodically review management's compliance with the Corporation's disclosure policies and procedures. The Board shall, if advisable, approve material changes to the Corporation's disclosure policies and procedures.

4.7 Committees of the Board

a. Board's Committees – The Board has established the following committees of the Board: the Audit Committee, the Corporate Governance Committee, the Risk Committee and the Human Resources and Compensation Committee. Subject to applicable law and the Articles and By-Laws of the Corporation, the Board may establish other committees, dispose of any committee or merge any committee of the Board with any other committee of the Board.

b. Committee Charters – The Board has approved charters for each committee and shall approve charters for each new standing committee of the Board. The Board shall periodically review and, taking into account recommendations of the Corporate Governance Committee and the Chair of the Board, as applicable, approve each charter.

c. Delegation to Committees – The Board has delegated for approval or review the matters set out in each committee's charter to that committee.

d. Consideration of Committee Recommendations –- As required, the Board shall consider for approval the specific matters delegated for review to committees of the Board.

ALGONQUIN POWER & UTILITIES CORP. 157

e. Board/Committee Communication – To facilitate communication between the Board and each committee of the Board, each committee chair shall provide a report to the Board on material matters considered by the committee at the first Board meeting after each meeting of the committee.

5. RESPONSIBILITIES OF INDIVIDUAL DIRECTORS

1. Responsibilities Set out in the Mandate – A director shall review and participate in the work of the Board necessary in order for the Board to discharge the duties and responsibilities set out in accordance with this mandate.
2. Meeting Preparation and Attendance – In connection with each meeting of the Board and each meeting of a committee of the Board of which the director is a member, a director shall:
   a. review thoroughly the material provided to the director in connection with the meeting, provided that such review is practicable in the view of the time at which such material was delivered to the director;
   b. attend all scheduled meetings(absent extenuating circumstances) of the Board and meetings of committees on which a director serves; and
   c. attend each meeting in person to the extent practicable (unless the meeting is scheduled to be held by phone orvideo-conference).
3. Assessment – A director shall participate in such processes as may be established by the Board for assessing the Board, its committees and individual directors.
4. Service on Other Boards – Directors may serve on the boards of other for-profit organizations so long as these commitments do not materially interfere with and are compatible with their ability to fulfill their duties as a member of the Board. Directors must advise the Chair of the Corporate Governance Committee in advance of accepting an invitation to serve on the board of another for-profit organization.
5. Other Responsibilities – A director shall perform such other functions as may be delegated to that director by the Board or any committee of the Board from time to time.

6. OWNERSHIP GUIDELINES

6.1 Director Equity Ownership Guidelines – All directors are expected to maintain a meaningful equity ownership interest in the Corporation in order to align their interests with those of the shareholders. The Corporation has adopted a Non-Employee Director Share Ownership Guideline, which applies to directors who are not employees of the Corporation, and an Executive Share Ownership Guideline, which applies to directors who are employees of the Corporation, which together require each director or covered executive to maintain a specified level of equity ownership.

7. ORIENTATION, SELF-ASSESSMENT AND EVALUATION

1. Each director shall participate in orientation and continuing education programs developed for the Board. Directors are encouraged to participate in external education sessions to assist them in performing their duties as directors.
2. The Board, along with the Corporate Governance Committee, shall conduct regular assessments of the overall effectiveness of the Board, its committees, the Chair of the Board and the Chairs of the committees of the board taking into consideration the relevant mandates and terms of reference. The Board shallalso conduct an assessment of the contributions of individual directors. The assessments of individual directors will take into account, among other things, self-assessments, confidential peer-review surveys completed by each director and the consideration of the competencies and skills that each director is expected to bring to the Board.

8. CURRENCY OF MANDATE

The mandate was last revised and approved by the Board of Directors of Algonquin Power & Utilities Corp. as of March 1, 2018.

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www.algonquinpower.com                                                  Head Office: 354 Davis Road, Oakville, Ontario, Canada L6J 2X1  Tel: 905-465-4500  Fax: 905-465-4514  AQN_Utilities  www.linkedin.com/company/algonquin-power-&-utilities-corp